NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

&

MANAGEMENT INFORMATION CIRCULAR

MARCH 9, 2021

NOTICE OF ANNUAL MEETING OF
SHAREHOLDERS
To the shareholders of Gildan Activewear Inc. (the “Company”):
NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of the Company will be held via live audio webcast on Thursday, May 6, 2021 at 10:00 a.m. (Montréal time), for the purposes of:
(i)receiving the consolidated financial statements of the Company for the fiscal year ended January 3, 2021, together with the auditors’ report thereon;
(ii)electing ten directors for the ensuing year;
(iii)considering and, if deemed advisable, approving an advisory resolution (the full text of which is reproduced as Schedule “C” to the accompanying management information circular) on the Company’s approach to executive compensation;
(iv)appointing auditors for the ensuing year; and
(v)transacting such other business as may properly come before the Meeting.
Due to the ongoing impacts of the COVID 19 pandemic, this year we will once again hold the Meeting in a virtual only format, which will be conducted via live audio webcast. We are confident that hosting a virtual meeting will enable greater participation by our shareholders, by allowing those who might not otherwise be able to travel to a physical meeting to attend online. All shareholders, regardless of their geographic location, will have an equal opportunity to participate in the Meeting and engage with directors and management of the Company as well as with other shareholders. Shareholders will not be able to attend the Meeting in person. At the Meeting, shareholders will have the opportunity to ask questions and vote on a number of important matters. We encourage all shareholders to participate in the Meeting.
Registered shareholders and duly appointed proxyholders will be able to attend, participate, vote and ask questions at the Meeting online at https://web.lumiagm.com/495431045. Non-registered shareholders (being shareholders who hold their shares through a securities dealer or broker, bank, trust company or trustee, custodian, nominee or other intermediary) who have not duly appointed themselves as their proxy will be able to attend the Meeting only as guests. Guests will be able to listen to the Meeting but will not be able to vote or ask questions. Inside this document, you will find important information and detailed instructions about how to participate in the Meeting.
Dated at Montréal, Québec, Canada, March 9, 2021.
By order of the Board of Directors,

Lindsay Matthews
Vice-President, General Counsel
and Corporate Secretary

Shareholders may exercise their rights by attending the virtual Meeting online or by completing a form of proxy. If you are unable to attend the Meeting, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. A shareholder who wishes to appoint a person other than the directors and officers of the Company designated in the form of proxy or voting instruction form (the “Gildan proxyholders”) to represent such shareholder at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the Gildan proxyholders attend and participate in the Meeting as your proxy and vote your shares, including if you are a non-registered shareholder and wish to appoint yourself as your proxy to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number to participate in the Meeting. Without a Control Number, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/gildan and provide Computershare Investor Services Inc. (“Computershare”), the transfer agent and registrar of the Company, with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Control Number via email.
Proxies must be received by Computershare, (100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1) no later than 10:00 a.m. on the second business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.
If you are a registered shareholder, contact Computershare at 1-800 564 6253 (toll free in North America) or +1 (514) 982 7555 (outside North America), for any voting questions you may have.
Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan Inc.

MANAGEMENT INFORMATION CIRCULAR
Except as otherwise indicated, the information contained herein is given as of March 9, 2021. All dollar amounts set forth herein are expressed in U.S. dollars, the Company’s functional and reporting currency, and the symbol “$” refers to the U.S. dollar, unless otherwise indicated.
WHAT’S INSIDE

INVITATION TO SHAREHOLDERS	1	Environmental Social & Governance (ESG)	57
SUMMARY	2	Independence of Directors	57
VOTING AND PROXIES	4	Formal Board Mandate	58
BUSINESS OF THE MEETING	9	Formal Position Descriptions	59
Election of Directors	9	Election of Directors	60
Appointment of Auditors	9	Committees of the Board	60
Advisory Vote on Executive Compensation	10	Board and Committee Meetings	64
ELECTION OF DIRECTORS - NOMINEES	11	Board Performance Assessment	65
COMPENSATION OF DIRECTORS	18	Director Selection	66
COMPENSATION DISCUSSION AND ANALYSIS	21	Director Orientation and Continuing Education	69
Message from the Compensation and Human Resources Committee	21	Director Compensation	71
Determining Compensation	24	Audit Committee Disclosure	72
Our Executive Compensation Practices	26	Risk Management	72
Our Named Executive Officers	32	CEO and Executive Succession Planning	73
Our Executive Compensation Program	34	Strategic Planning	73
Executive Compensation Components	34	Shareholder Engagement	73
Base Salary	35	NORMAL COURSE ISSUER BID	74
Short-Term Incentives (SCORES)	36	OTHER INFORMATION	74
Long-Term Incentives	38	Indebtedness of Directors and Executive Officers	74
Other Compensation	44	Additional Information	74
Executive Share Ownership Policy	45	Shareholder Proposals for 2021 Annual Meeting	74
Risk Assessment of Executive Compensation Program	46	Approval of Management Information Circular	74
Named Executive Officers’ Compensation	47	SCHEDULE “A” MANDATE OF THE BOARD OF DIRECTORS	75
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	55	SCHEDULE “B” LONG-TERM INCENTIVES	78
Code of Ethics	55	SCHEDULE “C” ADVISORY VOTE ON EXECUTIVE COMPENSATION	84

INVITATION TO SHAREHOLDERS
INVITATION TO SHAREHOLDERS
Dear shareholders:
On behalf of the Board of Directors and management of the Company, we are pleased to invite you to attend the annual meeting of shareholders that will be held this year on Thursday, May 6, 2021 at 10:00 a.m. (Montréal time). Once again this year we have decided, given the continuing public health impact of COVID-19, to hold the annual meeting in a virtual only format. The meeting will be conducted via live audio webcast at https://web.lumiagm.com/495431045. Although shareholders will not be able to attend the meeting in person, all shareholders, regardless of their geographic location, will have an equal opportunity to participate in the meeting and engage with directors and management of the Company as well as other shareholders. A summary of the information shareholders will need to attend the meeting online is provided below in the section entitled “Voting and Proxies”.
The annual meeting is your opportunity to vote on a number of important matters as well as hear first-hand about our financial performance and strategic plans for the future. The enclosed management information circular describes the business to be conducted at the meeting and provides information on the Company’s executive compensation and corporate governance practices.
Your participation in the meeting is important to us and we value your input as shareholders. You can vote by attending the virtual meeting online, or alternatively by telephone, via the internet or by completing and returning the enclosed form of proxy or voting instruction form. If you have questions but are unable to attend the meeting online, you are always welcome to initiate communications with the Board through our Shareholder Engagement Policy, which is available on the Company’s website at www.gildancorp.com.
We look forward to welcoming you at the meeting and thank you for your continued support.
Sincerely,

Donald C. Berg Chair of the Board of Directors	Glenn J. Chamandy President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR 1

SUMMARY

SUMMARY
The following summary highlights some of the important information you will find in this management information circular (this “Circular”) of Gildan Activewear Inc. (the “Company” or “Gildan”).
Shareholder Voting Matters

VOTING MATTER	BOARD VOTE RECOMMENDATION	INFORMATION
Election of ten directors	FOR each nominee	pages 11 to 18
Appointment of KPMG LLP as auditors	FOR	page 9
Advisory vote on executive compensation	FOR	page 10
Our Director Nominees

NAME & REGION	AGE	DIRECTOR SINCE	POSITION	BOARD & COMMITTEE ATTENDANCE IN 2020	OTHER PUBLIC BOARDS	AREAS OF EXPERTISE
Donald C. Berg Florida, United States Independent	65	2015	President, DCB Advisory Services	100%	1	–Financial Accounting/Auditing –Corporate Development –Retail Sales/Distribution –Government Relations/Public Policy
Maryse Bertrand Québec, Canada Independent	62	2018	Corporate Director	100%	2	–ESG/Health & Safety –Corporate Development –Capital Markets –Risk Management
Marc Caira Ontario, Canada Independent	67	2018	Corporate Director	100%	—	–International –Executive Leadership –Retail Sales/Distribution –Marketing/Advertising
Glenn J., Chamandy Québec, Canada Not Independent	59	1984	President and Chief Executive Officer, Gildan Activewear Inc.	100%	—	–Executive Leadership –Retail Sales/Distribution –Manufacturing/Supply Chain –ESG/Health & Safety
Shirley E. Cunningham Florida, United States Independent	60	2017	Corporate Director	100%	1	–International –Corporate Development –Human Resources –Cyber Security/Technology
Russell Goodman Québec, Canada Independent	67	2010	Corporate Director	100%	2	–Financial Accounting/Auditing –Corporate Development –International –Capital Markets
Charles M. Herington Florida, United States Independent	61	2018	Chief Operating Officer, Vice-Chairman and President of Global Operations, Zumba Fitness LLC	100%	1	–International –Corporate Development –Executive Leadership –Human Resources
Luc Jobin Québec, Canada Independent	61	2020	Corporate Director	95%	1	–Financial Accounting/Auditing –Corporate Development –Executive Leadership –Manufacturing/Supply Chain

MANAGEMENT INFORMATION CIRCULAR 2

SUMMARY

NAME & REGION	AGE	DIRECTOR SINCE	POSITION	BOARD & COMMITTEE ATTENDANCE IN 2020	OTHER PUBLIC BOARDS	AREAS OF EXPERTISE
Craig A. Leavitt New York, United States Independent	60	2018	Corporate Director	100%	1	–Executive Leadership –International –Retail Sales/Distribution –Marketing/Advertising
Anne Martin-Vachon Québec, Canada Independent	59	2015	Chief Retail Officer, Rogers Communications Inc.	100%	—	–Retail Sales/Distribution –Marketing/Advertising –Strategy –Executive Leadership
We consider strong and transparent corporate governance practices to be an important factor in Gildan’s overall success and we are committed to adopting and adhering to the highest standards in corporate governance. Some of our best practices are:

●	All members of the Board are independent, except the CEO	●	Director orientation and continuing education
●	Independent Chair of the Board	●	Guidelines for interlocking board memberships
●	Only independent directors on Board committees	●	Board Diversity Policy
●	Annual election of directors (no staggered terms)	●	Formal annual Board performance assessment
●	Directors elected individually (no slate voting)	●	Shareholder Engagement Policy
●	Majority voting for directors	●	Code of Ethics Program
●	Board tenure and term limits	●	Share ownership guidelines for Board members and executives
●	Private sessions of independent directors at all Board and committee meetings	●	Risk management process
Highlights of our Executive Compensation Program
Our executive compensation program is designed to link executive pay with Gildan performance and align the interests of our executive management team with those of Gildan’s shareholders. Some of our compensation highlights are:

●	Annual incentive awards are subject to achievement of pre-established performance goals tied to both financial and qualitative objectives	●	Use of stress-testing and back-testing to assess alignment between pay and performance
●	Significant proportion of executive officers’ annual target compensation is “at-risk”	●	Performance share unit payouts under the long-term incentive plan are capped at two times target
●	Amount that an executive officer can receive under the short-term incentive plan is capped at two times target	●	Use of representative and relevant peer group
●	No minimum guaranteed payout under the short-term incentive plan	●	Annual advisory vote on executive compensation
●	Long-term incentive plan equity awards are designed to encourage a long-term view of performance	●	Clawback Policy for senior executive incentive-based compensation
●	No hedging or monetizing of equity awards by executives	●	Minimum share ownership guidelines for executives
●	Use of an independent compensation consultant	●	Post-retirement share ownership guidelines for the President and Chief Executive Officer
●	No excessive perquisites	●	Use of Board discretion to modify short and long-term incentive award outcomes if necessary to address potential issues

MANAGEMENT INFORMATION CIRCULAR 3

VOTING AND PROXIES
VOTING AND PROXIES
Solicitation of Proxies
This Circular is sent in connection with the solicitation by the management of the Company of proxies to be used at the annual meeting of shareholders of the Company to be held on Thursday, May 6, 2021 (the “Meeting”), at 10:00 a.m. (Montréal time), in a virtual only format which will be conducted via live audio webcast at https://web.lumiagm.com/495431045, and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), and at any adjournment thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, facsimile or other personal contact by officers or other employees of the Company. The cost of the solicitation will be borne by the Company other than the cost of solicitation of the Objecting Non-Registered Holders (see the section entitled “Non-Registered Shareholders” below).
Notice-and-Access
This year, as permitted by Canadian securities regulators, Gildan is using notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI-54-101”)) to deliver the Meeting materials, including this Circular, to both its registered and non-registered shareholders. Gildan is also using notice-and-access to deliver its annual consolidated financial statements to its registered and non-registered shareholders. This means that the Circular and the annual consolidated financial statements of the Company are being posted online for shareholders to access, rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces Gildan’s printing and mailing costs, and is more environmentally friendly as it reduces materials and energy consumption. Shareholders will still receive a form of proxy or a voting instruction form in the mail (unless shareholders have chosen to receive proxy materials electronically) so they can vote their shares but, instead of automatically receiving a paper copy of this Circular and the annual consolidated financial statements of the Company, shareholders will receive a notice with information about how they can access the Circular and annual consolidated financial statements of the Company electronically and how to request a paper copy. This Circular and annual consolidated financial statements of the Company are available on Gildan’s website at www.gildancorp.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Shareholders may request a paper copy of this Circular and/or the annual consolidated financial statements of the Company, at no cost, up to one year from the date this Circular was filed on SEDAR. Shareholders may make such a request at any time prior to the meeting by contacting Gildan’s transfer agent and registrar (the “Transfer Agent”), Computershare Investor Services Inc., via their website www.investorcentre.com/service or by phone 1-866-964-0492. After the meeting, requests may be made via our website at www.gildancorp.com.
Virtual Only Meeting
Due to the ongoing impacts of the COVID-19 pandemic, this year we will once again hold the Meeting in a virtual only format, which will be conducted via live audio webcast. All shareholders, regardless of their geographic location, will have an equal opportunity to participate in the Meeting and engage with directors and management of the Company as well as with other shareholders.
Participation in the Meeting
Registered shareholders and duly appointed proxyholders who participate in the Meeting online will be able to attend, participate and vote at the Meeting, provided they are connected to the internet and comply with all of the requirements set out in the sections below entitled “How to Vote” and “Attendance and Participation in the Meeting”. Non-registered shareholders who have not duly appointed themselves as their proxies may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote or ask questions at the Meeting. See the sections below entitled “How to Vote” and “Attendance and Participation in the Meeting” below.
Voting Information
Please read this section carefully, as it contains important information regarding how to vote your shares. We have sent or caused to be sent forms of proxy to our registered shareholders and voting instruction forms to our non-registered shareholders.
Voting Shares and Principal Holders Thereof
As of March 9, 2021, there were 198,422,935 common shares of the Company (the “Common Shares”) issued and outstanding. Each Common Share entitles its holder to one vote with respect to the matters voted at the Meeting.
Holders of Common Shares whose names are registered on the lists of shareholders of the Company as at the close of business, Montréal time, on March 9, 2021, being the date fixed by the Company for determination of the registered

MANAGEMENT INFORMATION CIRCULAR 4

VOTING AND PROXIES
holders of Common Shares who are entitled to receive notice of the Meeting, will be entitled to exercise the voting rights attached to the Common Shares in respect of which they are so registered at the Meeting, or any adjournment thereof, if present or represented by proxy thereat. As of March 9, 2021, there was an aggregate of 198,422,935 votes attached to the Common Shares entitled to be voted at the Meeting or any adjournment thereof.
To the knowledge of the directors and officers of the Company, according to the latest publicly available information, no person owns beneficially, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company, as at March 9, 2021.
Appointment of Proxy
The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Company (the “Gildan proxyholders”). Each shareholder has the right to appoint a person other than the Gildan proxyholders to represent such shareholder at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the Transfer Agent (Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1) no later than 10:00 a.m. on the second business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.
Exercise of Discretion by Proxies
The persons named in the enclosed form of proxy will, on any ballot that may be called for, vote (or withhold from voting) the Common Shares in respect of which they are appointed as proxies in accordance with the instructions indicated on the form of proxy. If a shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If no instructions are given, the Common Shares will be voted FOR the election of the nominees of the board of directors of the Company (the “Board of Directors” or the “Board”) as directors, FOR the advisory resolution (as set out in Schedule “C”) on the Company’s approach to executive compensation, and FOR the appointment of KPMG LLP as auditors. A completed proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Company knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.
Non-Registered Shareholders
You are a registered shareholder if your Common Shares are registered directly in your name with our Transfer Agent. You may hold your Common Shares in the form of a physical share certificate or through the direct registration system (DRS) on the records of our Transfer Agent in electronic form.
You are a non-registered shareholder (a “Non-Registered Holder”) if the Common Shares you beneficially own are registered either: (i) in the name of an intermediary that you deal with in respect of your Common Shares (an “Intermediary”), such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with NI 54-101, the Company has distributed copies of the Notice of Meeting and notice of availability of proxy materials to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward such notices to Non-Registered Holders, and often use a service company (such as Broadridge or Computershare in Canada) for this purpose. Non-Registered Holders cannot use a voting instruction form received from Broadridge or Computershare to vote directly at the Meeting. Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting.
If you receive more than one Notice of Meeting, form of proxy or voting instruction form, it means that you have multiple accounts with brokers or other nominees or with our Transfer Agent, as applicable, through which you hold Common Shares. The voting process is different for registered shareholders and Non-Registered Holders. Please follow the instructions carefully and vote or provide voting instructions for all of the Common Shares you own. If you have questions on how to exercise voting rights carried by Common Shares held through an Intermediary, please contact your Intermediary directly.
In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.
If you are a Non-Registered Holder you may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary.

MANAGEMENT INFORMATION CIRCULAR 5

VOTING AND PROXIES
Management of the Company does not intend to pay for an Intermediary to deliver the Meeting Materials to Non-Registered Holders who have objected to their Intermediary disclosing ownership information about them to the Company (“Objecting Non-Registered Holders”). Objecting Non-Registered Holders will not receive the Meeting Materials unless the Objecting Non-Registered Holder’s Intermediary assumes the costs of delivery.
How to Vote
Gildan shareholders may vote by proxy before the Meeting or vote at the Meeting, as described below:
1. Voting by proxy before the Meeting
You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Non-Registered Holders should also carefully follow all instructions provided by their Intermediaries to ensure that their Common Shares are voted at the Meeting. Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the Meeting and vote on your behalf.
The Gildan proxyholders named in the enclosed form of proxy will vote (or withhold from voting) the Common Shares in respect of which they are appointed as proxies in accordance with your instructions, including on any ballot that may be called. If there are changes to the items of business or new items properly come before the Meeting, a proxyholder can vote as he or she sees fit.
You can appoint someone else to be your proxy. This person does not need to be a shareholder. See the section below entitled “Appointment of a Third Party as Proxy”.
There are three ways for registered shareholders to vote by proxy before the Meeting:
(a)Telephone voting - You may vote by calling the toll-free telephone number 1-866-732-VOTE (8683) Toll Free. You will be prompted to provide your Control Number printed on the form of proxy. If you vote by telephone, you may not appoint a person as your proxy other than the Gildan proxyholders named in the form of proxy or voting instruction form. Please follow the voice prompts that allow you to vote your Common Shares and confirm that your instructions have been properly recorded.
(b)Internet voting - You may vote by logging on to the website indicated on the form of proxy (www.investorvote.com). Please follow the website prompts that allow you to vote your Common Shares and confirm that your instructions have been properly recorded.
(c)Return your form of proxy by mail - You may vote by completing, signing and returning the form of proxy in the postage-paid envelope provided.
Proxies, whether submitted through the Internet or by telephone or mail as described above, must be received by the Transfer Agent (Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1) no later than 10:00 a.m. on the second business day preceding the day of the Meeting or any adjournment thereof. Your Common Shares will be voted in accordance with your instructions as indicated on the proxy. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.
If you are a registered shareholder, contact Computershare Investor Services Inc., our Transfer Agent, at 1-800 564 6253 (toll free in North America) or +1 (514) 982 7555 (outside North America), for any voting questions.
Non-Registered Holders will receive a Notice of Meeting and notice of availability of proxy materials and voting instruction form indirectly through their Intermediary. The Notice of Meeting and notice of availability of proxy materials contains instructions on how to access our proxy materials and return your voting instructions. You should follow the voting instructions of your Intermediary. Intermediaries may set deadlines for voting that are further in advance of the Meeting than those set out in this Circular. You should contact your Intermediary for further details.
2. Voting at the Meeting
Registered shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described in the section below entitled “Attendance and Participation in the Meeting”.
Non-Registered Holders who have not duly appointed themselves as their proxy will not be able to vote at the Meeting but will be able to participate as a guest. This is because the Company and our Transfer Agent do not have a record of the Non-Registered Holders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as your proxy. If you are a Non-Registered Holders and wish to vote at the Meeting, you have to appoint yourself as your proxy by inserting your own name in the space provided on the voting instruction form sent to you and you must follow all of the applicable instructions, including the deadline, provided by your Intermediary. See the sections below entitled “Appointment of a Third Party as Proxy” and “Attendance and Participation in the Meeting”.

MANAGEMENT INFORMATION CIRCULAR 6

VOTING AND PROXIES
Appointment of a Third Party as Proxy
The following applies to shareholders who wish to appoint someone as their proxy other than the Gildan proxyholders named in the form of proxy or voting instruction form. This includes Non-Registered Holders who wish to appoint themselves as their proxy to attend, participate, vote or ask questions at the Meeting. Shareholders who wish to appoint someone other than the Gildan proxyholders as their proxy (including themselves) to attend the Meeting as their proxy and vote their Common Shares MUST submit their form of proxy or voting instruction form, as applicable, appointing themselves or that third party proxyholder as their proxy AND register themselves or that third party proxyholder online, as described below. Registering yourself or your third-party proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number that is required to vote at the Meeting and, consequently, only being able to attend the meeting as a guest.
•Step 1 - Submit your form of proxy or voting instruction form: To appoint someone other than the Gildan proxyholders as your proxy (including yourself), insert your or such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.
If you are a Non-Registered Holder and wish to vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxy, as described below. By doing so, you are instructing your Intermediary to appoint you as your proxy. It is important that you comply with the signature and return instructions provided to you by your Intermediary. See the section below entitled “Attendance and Participation in the Meeting”.
If you are a Non-Registered Holder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third party as your proxy, in addition to the steps described below in the section entitled “Attendance and Participation in the Meeting”, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting instruction form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to the Transfer Agent. Requests for registration from Non-Registered Holders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third party as their proxy must be sent by e-mail or by courier to: Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1, and in both cases, must be labeled “Legal Proxy” and received no later than 10:00 a.m. on the second business day preceding the day of the Meeting or any adjournment thereof.
•Step 2 - Register your proxyholder: To register yourself or a third party proxyholder, you must visit http://www.computershare.com/gildan by 10:00 a.m. on the second business day preceding the day of the Meeting or any adjournment thereof and provide the Transfer Agent with the required proxyholder contact information so that the Transfer Agent may provide the proxyholder with a Control Number via email. Without a Control Number, proxyholders will not be able to vote or ask questions at the Meeting but will be able to attend as a guest.
Attendance and Participation in the Meeting
The Company is holding the Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. Attending the Meeting online enables registered shareholders and duly appointed proxyholders, including Non-Registered Holders who have duly appointed themselves as their proxy, to participate in the Meeting and ask questions. Registered shareholders and duly appointed proxyholders can vote at the appropriate times during the Meeting. Guests, including Non-Registered Holders who have not duly appointed themselves as their proxy, can log in to the Meeting as set out below. Guests can listen to the Meeting but are not able to vote or ask questions.
•Log in online at https://web.lumiagm.com/495431045. We recommend that you log in at least one hour before the Meeting starts. The meeting will begin promptly at 10:00 a.m. (Montréal time) on May 6, 2021, unless otherwise adjourned or postponed.
•Click “I have a Login” and then enter your Control Number (see below) and Password “gildan2021” (case sensitive).
OR
•Click "Guest" and then complete the online form.

MANAGEMENT INFORMATION CIRCULAR 7

VOTING AND PROXIES
Registered Shareholders: The Control Number located on the form of proxy or in the email notification you received is your Control Number.
Duly appointed proxyholders: The Transfer Agent will provide the proxyholder with a Control Number by e-mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “Appointment of a Third Party as Proxy” above.
If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. For any technical difficulties experienced during the check-in process or during the Meeting, please call 1-800-564-6253 (toll free in North America) or 514-982-7555 (outside North America).
Revocation of Proxy
If you are a registered shareholder, you may change a vote you made by proxy by voting again by any of the means, and by the deadlines, described in the section above entitled “1. Voting by proxy before the Meeting”. Your new instructions will revoke your earlier instructions.
If you are a registered shareholder and you voted by proxy, you can revoke your voting instructions at any time up to and including the last business day preceding the day of the Meeting or any adjournment by (i) sending us a notice in writing (from you or a person authorized to sign on your behalf). Send your notice to the Transfer Agent (Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1); or any other manner permitted by law.
If you have followed the process for attending and voting at the Meeting online, voting at the Meeting online will revoke your previous proxy.
If you are a Non-Registered Holder, contact your Intermediary to find out how to change or revoke your voting instructions and the timing requirements, or for other voting questions. Intermediaries may set deadlines for the receipt of revocation notices that are farther in advance of the Meeting than those set out above and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the proxy form or voting instruction form to ensure it is given effect at the Meeting.
Submitting Questions
Following the formal portion of the Meeting, we will hold a live Q&A session to answer written questions submitted during the Meeting by Registered Shareholders and duly appointed proxyholders participating via live audio webcast.
The chair of the Meeting reserves the right to edit or reject questions he or she deems inappropriate, or to limit the number of questions per shareholder in order to ensure that as many shareholders as possible will have the opportunity to ask questions. The chair of the Meeting has broad authority to conduct the Meeting in an orderly manner. To ensure the Meeting is conducted in a manner that is fair to all shareholders, the chair of the Meeting may exercise broad discretion in the order in which the questions are asked, and the amount of time devoted to any question.
Voting Deadline
If voting by proxy, your proxy must be received by the Transfer Agent (Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1) no later than 10:00 a.m. on the second business day preceding the day of the Meeting or any adjournment thereof. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.
The Company reminds shareholders that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded.
Voting Questions
Registered shareholders may contact the Transfer Agent, at 1-800 564 6253 (toll free in North America) or +1 (514) 982 7555 (outside North America), for any voting questions.

MANAGEMENT INFORMATION CIRCULAR 8

BUSINESS OF THE MEETING

BUSINESS OF THE MEETING
Election of Directors
The articles of the Company provide that the Board of Directors shall consist of not less than five and not more than twelve directors. Except where authority to vote on the election of directors is withheld, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the election of the nominees whose names are hereinafter set forth. All of the nominees are currently members of the Board of Directors and have been members since the dates indicated below. If prior to the Meeting, any of the nominees shall be unable or, for any reason, become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors. Each director is elected for a one-year term ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The Board of Directors and management of the Company have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.
Nomination Process
The process to nominate the Company’s directors, including the Board skills matrix and Board succession planning and renewal, is described in the section entitled “Director Selection” in the Statement of Corporate Governance Practices of this Circular.
Diversity
The Board is committed to diversity and inclusion at Gildan and has adopted a formal written Board Diversity Policy to support this commitment at the Board level. In that regard, the Board will consider diversity, including gender, age, ethnicity, and other personal characteristics, when reviewing qualified candidates for recommendation for appointment to the Board to ensure that the Board is comprised of a diverse membership. See the section entitled “Diversity” in the Statement of Corporate Governance Practices of this Circular. Currently, three of the ten nominees proposed for election to the Board of Directors (representing 30%) are women and one nominee self-identifies as a member of a minority group. Additionally, two of the three Board committees are chaired by women (representing 66%). These include Maryse Bertrand, who is the Chair of the Corporate Governance and Social Responsibility Committee, and Shirley E. Cunningham, who is the Chair of the Compensation and Human Resources Committee.
Nominees
The tables found in the section of this Circular entitled “Election of Directors - Nominees” provide the profile of the nominees proposed for election to the Board of Directors. Included in these tables is information relating to each nominee’s experience, qualifications, areas of expertise, attendance at Board and committee meetings, ownership of Gildan securities, as well as other public company board memberships. One of our long-standing directors, William D. Anderson, retired from the Board in February 2021 having reached his term limit and is not standing for re-election. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually.
Majority Voting Policy
The Board of Directors has adopted a majority voting policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” his or her nomination will tender his or her resignation to the Board of Directors promptly following the shareholders’ meeting. The Corporate Governance and Social Responsibility Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. Absent exceptional circumstances, the Board will accept the resignation and it will be effective on the date of such acceptance. The Board of Directors will make its final decision and announce it in a press release within ninety days following the shareholders’ meeting giving the reasons for not accepting the resignation if such is the case. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Social Responsibility Committee at which the resignation is considered.
Appointment of Auditors
KPMG LLP (“KPMG”), chartered accountants, has served as auditors of the Company since fiscal 1996. In fiscal 2020, in addition to retaining KPMG to report upon the annual consolidated financial statements of the Company, the Company retained KPMG to provide various audit, audit-related, and tax services. The aggregate fees billed for professional services by KPMG for each of the last two fiscal periods were as follows:
Audit Fees - The aggregate audit fees billed by KPMG were C$2,578,750 for fiscal 2020 and C$2,459,500 for fiscal 2019. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial

MANAGEMENT INFORMATION CIRCULAR 9

BUSINESS OF THE MEETING

statements and the quarterly reviews of the Company’s interim financial statements, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees - The aggregate audit-related fees billed by KPMG were C$172,940 for fiscal 2020 and C$180,500 for fiscal 2019. These services consisted of consultation concerning financial reporting and accounting standards, and translation services in both years.
Tax Fees - The aggregate tax fees billed by KPMG were C$695,750 for fiscal 2020 and C$956,500 for fiscal 2019. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, and the preparation of annual transfer pricing studies.
All fees paid and payable by the Company to KPMG in fiscal 2020 were pre-approved by the Company’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of KPMG, as auditors of the Company, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit and Finance Committee and fixed by the Board.

Advisory Vote on Executive Compensation
The Board of Directors, through its Compensation and Human Resources Committee, has spent considerable time and effort overseeing the implementation of Gildan’s executive compensation program and the Board is satisfied that this program is aligned with the Company’s performance, reflects competitive market practices, and is aligned with shareholder interests. The Board is also committed to maintaining an ongoing engagement process with the Company’s shareholders by adopting effective measures to receive shareholder feedback.
In this light, the Board of Directors wishes to offer Gildan’s shareholders the opportunity to cast at the Meeting an advisory vote on the Company’s approach to executive compensation as disclosed in the section entitled “Compensation Discussion and Analysis” of this Circular. This section discusses the Company’s executive compensation philosophy, objectives, policies and practices and provides important information on the key components of Gildan’s executive compensation program. It explains how Gildan’s executive compensation program is based on a pay-for-performance approach that is aligned with the long-term interests of the Company’s shareholders.
The Board recommends that shareholders indicate their support for the Company’s approach to executive compensation disclosed in this Circular by voting FOR the advisory resolution (the full text of which is reproduced at Schedule “C” to this Circular). Unless contrary instructions are indicated on the proxy form or the voting instruction form, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR this advisory resolution.
As this is an advisory vote, the Board will not be bound by the results of the vote. However, the Board will take the results of the vote into account, together with feedback received from shareholders, when considering its approach to executive compensation in the future. Results of the vote will be disclosed in the report of voting results and related news release and in next year’s management information circular.

MANAGEMENT INFORMATION CIRCULAR 10

ELECTION OF DIRECTORS - NOMINEES

ELECTION OF DIRECTORS - NOMINEES
The following tables include profiles of each director nominee with a description of his or her experience, qualifications, areas of expertise, participation on the Board and its committees, if applicable, ownership of Gildan securities, as well as other public company board memberships. A more detailed description of each nominee’s competencies is described in the section entitled “Skills and Experience of Directors” in the Statement of Corporate Governance Practices.

	Donald C. Berg
	Age 65 Lakewood Ranch, Florida, United States Director since February 2015 Independent(1)
	Donald C. Berg is President of DCB Advisory Services, providing consulting services to food and beverage companies ranging from multi-national conglomerates to start-up companies. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation, a U.S.-based producer and marketer of fine quality beverage alcohol brands and one of the largest companies in the global wine and spirits industry. Mr. Berg’s career at Brown-Forman Corporation spanned over 25 years, where he held various executive positions including as President of its Advancing Markets Group, President of Brown-Forman Spirits Americas, the company’s largest operating group, head of its corporate development and strategy functions, and director of its mergers and acquisitions group. Prior to joining Brown-Forman, Mr. Berg has held a wide variety of finance, sales and marketing roles with respected national and international firms after beginning his career as a certified public accountant with Ernst & Whinney. Mr. Berg is also a member of the Board of Directors of Meredith Corporation, a publicly-held media and marketing company, where he is also Chair of the Audit and Finance Committee. In addition, he is a member of the Board of Beam Suntory International, the third largest global spirits company wholly owned by Tokyo-based Suntory Holdings Group. Mr. Berg holds a Master of Business Administration from the Wharton School of Business and earned his Bachelor of Arts degree in accounting and business administration from Augustana College in Illinois.
Areas of Expertise: •Financial Accounting/Auditing •Corporate Development •Retail Sales/Distribution •Government Relations/Public Policy	Board/Committee Membership and Attendance in 2020(2)		Public Board Memberships

	Chair of the Board of Directors(7)	100%	Meredith Corporation - Media and marketing company

	Voting Results	In Favour
	2020	99.6%
	2019	97.75%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2021	3,000	51,485	54,485	$1,632,915	$540,000	Yes
Mar. 4, 2020	3,000	34,545	37,545	$928,112
Change	Nil	16,940	16,940	$704,803

MANAGEMENT INFORMATION CIRCULAR 11

ELECTION OF DIRECTORS - NOMINEES

	Maryse Bertrand
	Age 62 Westmount, Québec, Canada Director since May 2018 Independent(1)
	Maryse Bertrand has had a career in law and business spanning over 35 years. Ms. Bertrand is currently an advisor in corporate governance and risk management and is a corporate director. Ms. Bertrand is a member of the Board of Directors of National Bank of Canada, Canada’s sixth largest retail and commercial bank, of PSP Investments, one of Canada’s largest pension investment managers, and of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada, where she chairs the Corporate Governance and Nominating Committee. From 2016 to 2017, she was Strategic Advisor and Counsel to Borden Ladner Gervais LLP, in matters of risk and governance. From 2009 to 2015, she was Vice-President, Real Estate Services, Legal Services and General Counsel at CBC/Radio-Canada, Canada’s public broadcaster, where she also chaired the National Crisis Management Committee and the Board of Directors of ArTV, a specialty channel. Prior to 2009, Ms. Bertrand was a partner of Davies Ward Phillips and Vineberg LLP, where she specialized in M&A and corporate finance, and served on the firm’s National Management Committee. Ms. Bertrand also chairs the Board of the Institute of Corporate Directors (Québec Chapter), and is a Vice-Chair of the Board of Governors of McGill University. She was named as Advocatus emeritus (Ad. E.) in 2007 by the Québec Bar in recognition of her exceptional contribution to the legal profession. Ms. Bertrand holds a law degree from McGill University (with High Distinction) and a Masters in Risk Management from New York University, Stern School of Business.
Areas of Expertise: •ESG/Health & Safety •Corporate Development •Capital Markets •Risk Management
	Board/Committee Membership and Attendance in 2020(2)		Public Board Memberships
	Board of Directors	100%	Metro Inc. - Grocery and pharmaceutical distribution
	Audit and Finance Committee	100%	National Bank of Canada - Retail and commercial bank
	Chair of the Corporate Governance and Social Responsibility Committee	100%

	Voting Results	In Favour
	2020	98.4%
	2019	98.43%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2021	2,500	11,840	14,340	$429,770	$540,000	No(12)
Mar. 4, 2020	2,500	5,923	8,423	$208,217
Change	Nil	5,917	5,917	$221,553

	Marc Caira
	Age 67 Toronto, Ontario, Canada Director since May 2018 Independent(1)
Marc Caira has had a career as a business leader that spans over 40 years. Mr. Caira currently serves on the Board of Directors of Minto Group, a private real estate developer, as well as the Toronto General & Western Hospital Foundation. Mr. Caira retired in 2020 from his role as the Vice-Chairman of the Board of Directors of Restaurant Brands International Inc., a multinational quick service restaurant company, a position he had held since 2014. Prior to that, Mr. Caira has held several senior executive positions, including as President and Chief Executive Officer of Tim Hortons Inc., a multinational fast food restaurant, as a member of the Executive Board of Nestlé S.A. in Switzerland, a transnational food and beverage company, as Chief Executive Officer of Nestlé Professional, as President and Chief Executive Officer of Parmalat North America, and as President, Food Services and Nescafé Beverages for Nestlé Canada. Mr. Caira holds an Advanced Diploma in Marketing Management from Seneca College, Toronto and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.

Areas of Expertise: •International •Executive Leadership •Retail Sales/Distribution •Marketing/Advertising	Board/Committee Membership and Attendance in 2020(2)		Public Board Memberships
	Board of Directors	100%	None
	Corporate Governance and Social Responsibility Committee	100%
	Audit and Finance Committee	100%

	Voting Results	In Favour
	2020	98.79%
	2019	96.77%

Securities Held
As at	Common Shares(3) (15)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2021	1,560	21,212	22,772	$682,477	$540,000	Yes
Mar. 4, 2020	1,560	10,660	12,220	$302,078
Change	Nil	10,552	10,552	$380,399

MANAGEMENT INFORMATION CIRCULAR 12

ELECTION OF DIRECTORS - NOMINEES

	Glenn J. Chamandy
	Age 59 Westmount, Québec, Canada Director since May 1984 Not Independent (Management)
	Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over thirty years. Prior to his appointment as President and Chief Executive Officer in 2004, the position which he currently holds, Mr. Chamandy served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.
	Board/Committee Membership and Attendance in 2020(8)		Public Board Memberships
	Board of Directors	100%	None
Areas of Expertise: •Executive Leadership •Retail Sales/Distribution •Manufacturing/Supply Chain •ESG/Health & Safety
	Voting Results	In Favour
	2020	99.86%
	2019	99.91%

Securities Held
As at	Common Shares(3)(14)	Options Exercisable(9)	RSUs(10)	Total Market Value of Common Shares, Options Exercisable and RSUs(11)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2021	3,380,533	719,281	597,055	$121,933,165	$7,500,000	Yes
Mar. 4, 2020	3,219,245	455,000	616,827	$94,919,167
Change	161,288	264,281	(19,772)	$27,013,998

	Shirley E. Cunningham
	Age 60 Estero, Florida, United States Director since February 2017 Independent (1)
	Shirley E. Cunningham has had a career in information technology and business management spanning over 25 years. Ms. Cunningham retired in 2018 from her position as Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc., a global energy, grains and foods company. Prior to joining CHS Inc. in 2013, Ms. Cunningham was the Chief Information Officer for Monsanto Company, a global agriculture company. Ms. Cunningham currently serves on the Board of Directors of Kemira Oyj, a Finnish-based global chemicals company providing innovative and sustainable solutions for improving water, energy and raw material efficiencies. She received a Master’s degree in Business Administration from Washington University in St. Louis.
Areas of Expertise: •International •Corporate Development •Human Resources •Cyber Security/Technology	Board/Committee Membership and Attendance in 2020(2)		Public Board Memberships
	Board of Directors	100%	Kemira Oyj - Global chemical company
	Audit and Finance Committee	100%
	Chair of the Compensation and Human Resources Committee	100%

	Voting Results	In Favour
	2020	98.86%
	2019	98.28%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2021	Nil	28,194	28,194	$844,974	$540,000	Yes
Mar. 4, 2020	Nil	16,554	16,554	$409,215
Change	Nil	11,640	11,640	$435,759

MANAGEMENT INFORMATION CIRCULAR 13

ELECTION OF DIRECTORS - NOMINEES

	Russell Goodman
	Age 67 Mont- Tremblant, Québec, Canada Director since December 2010 Independent(1)
	Russell Goodman is a corporate director of public, private and not-for-profit companies. In addition to Gildan, he currently serves on the Board of Directors of Metro Inc., a leader in grocery and pharmaceutical distribution in Canada, where he is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee, and the Board of Directors of Northland Power Inc., a leading global independent power producer, where he is Lead Independent Director, Chair of the Audit Committee and a member of the Compensation Committee. Mr. Goodman is also Chairman of the Independent Review Committee of IG Wealth Management Funds, which comprise mutual funds, ETFs and other wealth management solutions managed by entities within the Power Corporation group of companies. Mr. Goodman spent his business career at PricewaterhouseCoopers LLP until his retirement in 2011. From 1998 to 2011, he was the Managing Partner of various business units across Canada and the Americas and also held global leadership roles in the services and transportation industry sectors. Mr. Goodman is a Fellow Chartered Professional Accountant and a holder of the ICD.D designation from the Institute of Corporate Directors. He completed a Bachelor of Commerce degree from McGill University, is a recipient of the Governor General of Canada’s Sovereign’s Medal for Volunteers, and is a member of the Canadian Ski Hall of Fame.
Areas of Expertise: •Financial Accounting/Auditing •Corporate Development •International •Capital Markets	Board/Committee Membership and Attendance in 2020(2)		Public Board Memberships
	Board of Directors	100%	Metro Inc. - Grocery and pharmaceutical distribution
	Chair of the Audit and Finance Committee	100%	Northland Power Inc. - Power producer
	Compensation and Human Resources Committee	100%

	Voting Results	In Favour
	2020	97.73%
	2019	97.06%

Securities Held
As at	Common Shares(3) (16)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirements(6)	Meets Requirement
Mar. 9, 2021	14,500	44,291	58,791	$1,761,966	$540,000	Yes
Mar. 4, 2020	14,500	37,932	52,432	$1,296,119
Change	Nil	6,359	6,359	$465,847

	Charles M. Herington
	Age 61 Miami, Florida, United States Director since May 2018 Independent(1)
Charles M. Herington is the Chief Operating Officer, Vice-Chairman and President of Global Operations at Zumba Fitness LLC, a worldwide provider of dance fitness classes. Mr. Herington sits on the Board of Directors of Molson Coors Beverage Company, a multinational drink and brewing company. Mr. Herington is also a member of the boards of the following privately held companies: Quirch Foods, where he acts as Chairman; HyCite Enterprises; Accupac; and Klox Technologies. From 2006 to 2012, Mr. Herington served as Executive Vice-President of Developing and Emerging Markets Group at Avon Products Inc. Prior to that, he was President and Chief Executive Officer of America Online (AOLA) Latin America, and before that Division President at Pepsico Restaurants Latin America. Mr. Herington began his career in brand management at The Procter & Gamble Company. Mr. Herington received a Chemical Engineering Degree from Instituto Tecnológico y de Estudios Superiores de Monterrey.

Areas of Expertise: •International •Corporate Development •Executive Leadership •Human Resources	Board/Committee Membership and Attendance in 2020(2)		Public Board Memberships
	Board of Directors	100%	Molson Coors Beverage Company - Global drink and brewing company
	Corporate Governance and Social Responsibility Committee	100%
	Compensation and Human Resources Committee	100%

	Voting Results	In Favour
	2020	98.86%
	2019	96.7%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2021	5,200	21,212	26,412	$791,568	$540,000	Yes
Mar. 4, 2020	5,200	10,660	15,860	$392,059
Change	Nil	10,552	10,552	$399,509

MANAGEMENT INFORMATION CIRCULAR 14

ELECTION OF DIRECTORS - NOMINEES

	Luc Jobin
	Age 61 Montréal, Québec, Canada Director since February 2020 Independent(1)
Luc Jobin has had a career as a business leader in Canada spanning over 30 years. Mr. Jobin retired from Canadian National Railway Company, a leading North American transportation and logistics company, where he served as President and Chief Executive Officer from 2016 to 2018 and as Executive Vice-President and Chief Financial Officer from 2009 to 2016. Prior to that, Mr. Jobin was Executive Vice-President of Power Corporation of Canada, a Canadian multinational diversified management and holding company with interests in the financial services, asset management, sustainable and renewable energy, and other business sectors. Previously, Mr. Jobin was Chief Executive Officer of Imperial Tobacco Canada, a subsidiary of British American Tobacco p.l.c., a multinational cigarette and tobacco manufacturing company, as well as Executive Vice-President and Chief Financial Officer. Mr. Jobin currently serves on the Board of Directors of British American Tobacco p.l.c., where he has been appointed Chairman Designate and will serve as Chairman of the Board effective in April 2021. Mr. Jobin also serves on the Board of Directors of Hydro-Québec, a public utility company that manages the generation, transmission and distribution of electricity in Québec. Mr. Jobin is a Chartered Professional Accountant and he received a Graduate Diploma in Public Accounting from McGill University as well as a Bachelor of Science Degree from Nova Southeastern University.

Areas of Expertise: •Financial Accounting/Auditing •Corporate Development •Executive Leadership •Manufacturing/Supply Chain	Board/Committee Membership and Attendance in 2020(2)		Public Board Memberships
	Board of Directors	100%	British American Tobacco p.l.c - Global cigarette and tobacco manufacturing company
	Audit and Finance Committee	100%
	Compensation and Human Resources Committee	80%
	Voting Results	In Favour
	2020	99.53%
	2019	Nil

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2021	Nil	8,255	8,255	$247,402	$540,000	No(13)
Mar. 4, 2020	Nil	—	—	$—
Change	Nil	8,255	8,255	$247,402

	Craig A. Leavitt
	Age 60 Red Hook, New York, United States Director since May 2018 Independent(1)
	Craig Leavitt has had a career as a business leader in the retail sector that spans over 30 years. Mr. Leavitt most recently served as Chief Executive Officer of Kate Spade & Company, a designer and marketer of fashion accessories and apparel, from 2014 to 2017, where he oversaw all aspects of the Kate Spade New York and Jack Spade businesses and was a member of Kate Spade’s Board of Directors. He first joined Kate Spade in 2008 as Co-President and Chief Operating Officer and was named Chief Executive Officer in 2010. Mr. Leavitt led the successful $2.4 billion divestiture of Kate Spade & Company to Coach, Inc. in 2017 and integrated his team into the new company. Previously, Mr. Leavitt was President of Global Retail at Link Theory Holdings, a company that manufactures and sells contemporary clothing and accessories for men and women. At Link Theory Holdings, Mr. Leavitt was responsible for merchandising, operations, planning, allocation and real estate for the Theory and Helmut Lang retail businesses. He also spent several years at Diesel, an Italian retail clothing company, where he was most recently Executive Vice-President of Sales and Retail, and he spent 16 years at Polo Ralph Lauren, known for its clothing, marketing and distribution of products in apparel, home accessories and fragrances, where he held positions of increasing responsibility, including Executive Vice-President of Retail Concepts. Mr. Leavitt serves on the Boards of Directors of Build-A-Bear Workshop Inc., a global, interactive retail destination for creating customizable stuffed animals, where he is Non-Executive Chair, and Crate & Barrel, an industry-leading home furnishings specialty retailer. Mr. Leavitt holds a Bachelor of Arts Degree from Franklin & Marshall College.
Areas of Expertise: •Executive Leadership •International •Retail Sales/Distribution •Marketing/Advertising
	Board/Committee Membership and Attendance in 2020(2)		Public Board Memberships
	Board of Directors	100%	Build-A-Bear Workshop, Inc. - Retailer of plush animals
	Audit and Finance Committee	100%
	Compensation and Human Resources Committee	100%

	Voting Results	In Favour
	2020	99.26%
	2019	98.25%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2021	Nil	12,761	12,761	$382,447	$540,000	No(12)
Mar. 4, 2020	Nil	5,199	5,199	$128,519
Change	Nil	7,562	7,562	$253,928

MANAGEMENT INFORMATION CIRCULAR 15

ELECTION OF DIRECTORS - NOMINEES

	Anne Martin-Vachon
	Age 59 Trois-Rivières, Québec, Canada Director since February 2015 Independent(1)
	Anne Martin-Vachon became the Chief Retail Officer for Rogers Communications Inc. in September 2019. Prior to that Ms. Martin-Vachon served as President of Today's Shopping Choice, a division of Rogers Media, for over three years. Before joining Rogers, Ms. Martin-Vachon held various executive positions in the consumer packaged goods and retail industry, including Chief Merchandising, Planning and Programming Officer at HSN, Inc., a leading interactive multi-channel entertainment and lifestyle retailer; Chief Marketing Officer at Nordstrom, Inc., a leading fashion specialty retailer operating 293 stores in 38 U.S. states; Chief Executive Officer at Lise Watier Cosmétiques, Inc., a Canadian-based beauty and skincare company; and Chief Marketing Officer at Bath & Body Works, LLC, which operates retail stores for personal care products. Ms. Martin-Vachon began her career at The Procter & Gamble Company, a multinational consumer goods corporation, where she spent more than 20 years in a variety of leadership positions across the company's portfolio of beauty, personal care and household brands. Ms. Martin-Vachon holds a Master of Business Administration from McGill University and earned a Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières.
Areas of Expertise: •Retail Sales/Distribution •Marketing/Advertising •Strategy •Executive Leadership	Board/Committee Membership and Attendance in 2020(2)		Public Board Memberships
	Board of Directors	100%	None
	Corporate Governance and Social Responsibility Committee	100%
	Compensation and Human Resources Committee	100%

	Voting Results	In Favour
	2020	99.21%
	2019	96.70%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirements
Mar. 9, 2021	2,000	36,227	38,227	$1,145,663	$540,000	Yes
Mar. 4, 2020	2,000	26,752	28,752	$710,749
Change	Nil	9,475	9,475	$434,914
(1)“Independent” refers to the standards of independence established under Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).
(2)In addition to attending all meetings of the Board and its committees on which they sit, directors are encouraged to attend and, in practice, do attend other committee meetings on a non-voting basis. Directors are not paid additional fees for such attendance.
(3)“Common Shares” refers to the number of Common Shares beneficially owned by the director, as at March 9, 2021 and March 4, 2020, respectively.
(4)“DSUs” (as defined in the section entitled “Director Share Ownership Policy”) refers to the number of deferred share units held by the director as at March 9, 2021 and March 4, 2020, respectively.
(5)“Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the New York Stock Exchange (“NYSE”) on each of March 9, 2021 ($29.97) and March 4, 2020 ($24.72), respectively, by the number of Common Shares and deferred share units held as at March 9, 2021 and March 4, 2020, respectively.
(6)See the section entitled “Director Share Ownership Policy”. For Glenn J. Chamandy’s minimum share ownership requirement as President and Chief Executive Officer, see the section entitled “Executive Share Ownership Policy”.
(7)As Chair of the Board, Mr. Berg is not a member of any Board committee, although he attends all committee meetings on a non-voting basis.
(8)Glenn J. Chamandy is not a member of the Board committees. He attends all committee meetings as a non-voting participant at the invitation of the committee chairs.
(9)“Options Exercisable” refers to the number of Options (as defined under the section entitled “Long-Term Incentives”) awarded to Glenn J. Chamandy and which are exercisable as at March 9, 2021 and March 4, 2020, respectively.
(10)“RSUs” refers to the number of RSUs (as such term is defined in the section entitled “Long-Term Incentives”) held by Glenn J. Chamandy as at March 9, 2021 and March 4, 2020, respectively.
(11)The value of Common Shares is determined by multiplying the number of Common Shares held on March 9, 2021 and March 4, 2020, respectively, by the closing price of the Common Shares on the NYSE on March 9, 2021 ($29.97) and March 4, 2020 ($24.72), respectively, and the aggregate value of RSUs, consisting of 30,204 Time-Based RSUs and 566,851 PSUs (as such terms are defined in the section entitled “Long-Term Incentives”), is determined by multiplying the number of RSUs held on March 9, 2021 and March 4, 2020, respectively, by the closing price of the Common Shares on the NYSE on March 9, 2021 ($29.97) and March 4, 2020 ($24.72), respectively. For the purposes of calculating the value of the PSUs, the PSUs are assumed to vest at target, which represents 100% of the number of PSUs held at the relevant date. The aggregate value of the Time-Based RSUs and PSUs held as at March 9, 2021 and March 4, 2020 would amount to $34,882,263 and $30,495,927, respectively, assuming the PSUs achieve maximum vesting of 200% of the number of PSUs held at the relevant date. The value of the exercisable Options at March 9, 2021 and at March 4, 2020 includes Options issued in Canadian dollars (for Option grants prior to 2017) and Options issued in U.S. dollars (for Option grants in 2017 and thereafter).  For the exercisable Options issued in Canadian dollars, the value is calculated based on the difference between the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on March 9, 2021 (C$37.93) and on March 4, 2020 (C$33.11), respectively, and the exercise price of the Options, multiplied by the number of exercisable Options held as at March 9, 2021 and March 4, 2020, respectively. The aggregate value of Options is then converted to U.S. dollars using the Bank of Canada closing rate on March 9, 2021 (1.2635) and March 4, 2020 (1.3392), respectively. For the exercisable Options issued in U.S. dollars, the value is calculated based on the difference between the closing price of the Common Shares on the NYSE on March 9, 2021 (($29.97)) and the exercise price of the Options, multiplied by the number of exercisable Options held as at March 9, 2021.
(12)Maryse Bertrand and Craig A. Leavitt, who were appointed to the Board on May 3, 2018, have a period of five years to meet the minimum shareholding requirement. See the section entitled “Director Share Ownership Policy”.
(13)Luc Jobin, who was appointed to the Board on February 18, 2020, has a period of five years to meet the minimum shareholding requirement. See the section entitled “Director Share Ownership Policy”.
(14)208,933 Common Shares are owned directly by Glenn J. Chamandy and 3,171,600 are owned by entities controlled by Mr. Chamandy.
(15)1,560 Common Shares are owned indirectly by Mr. Caira’s grandchild.
(16)12,000 Common Shares are owned directly by Mr. Goodman and 2,500 are owned indirectly by his spouse.

MANAGEMENT INFORMATION CIRCULAR 16

ELECTION OF DIRECTORS - NOMINEES

No Common Directorships
As at March 9, 2021, except for Maryse Bertrand and Russell Goodman, who both sit on the Board of Directors of Metro Inc., no members of the Board of Directors served together on any outside boards. To maintain director independence and to avoid potential conflicts of interest, the Board reviews the number of board interlocks among its directors. Unless otherwise determined by the Board, no more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies.
Voting Results of 2020 Annual Meeting
The voting results for the election of directors at the 2020 annual meeting of shareholders of the Company were as follows:

Name	For		Withheld
	Number	%	Number	%
William D. Anderson	153,646,546	95.16	7,811,910	4.84
Donald C. Berg	160,805,848	99.6	652,611	0.4
Maryse Bertrand	158,881,106	98.4	2,577,354	1.6
Marc Caira	159,510,295	98.79	1,948,161	1.21
Glenn J. Chamandy	161,236,467	99.86	221,992	0.14
Shirley E. Cunningham	159,623,289	98.86	1,835,170	1.14
Russell Goodman	157,794,135	97.73	3,664,324	2.27
Charles M. Herington	159,620,085	98.86	1,838,375	1.14
Luc Jobin	160,696,485	99.53	761,974	0.47
Craig A. Leavitt	160,270,065	99.26	1,188,394	0.74
Anne Martin-Vachon	160,184,778	99.21	1273682	0.79
Director Tenure
The following charts indicate the number of years each current director has dedicated to the Company’s Board, their geographical location as well as their age and gender diversity as at March 9, 2021:

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COMPENSATION OF DIRECTORS

COMPENSATION OF DIRECTORS
The Company’s director compensation program is designed (i) to attract and retain the most qualified individuals to serve on the Board of Directors and its committees, (ii) to align the interests of the directors with the long-term interests of the Company’s shareholders, and (iii) to provide appropriate compensation for the risks and responsibilities related to being an effective director.
The Corporate Governance and Social Responsibility Committee is mandated by the Board to review regularly the amount and form of compensation of directors who are not employees or officers of the Company (“Outside Directors”).
In connection with these reviews, every second year, the Committee retains an outside consultant to benchmark the Company’s Outside Director compensation structure against market compensation data gathered from the same Proxy Reference Group (as defined in the section entitled “Benchmarking Practices”) used to benchmark executive compensation. Based on the results of the benchmarking review, the Corporate Governance and Social Responsibility Committee then recommends to the Board any adjustments to the Outside Directors’ compensation that may be necessary or appropriate to achieve the objectives of the Company’s director compensation program. Outside Director compensation levels for fiscal 2020 are based on a review conducted in fiscal 2017 and have been in effect since the beginning of fiscal 2018. New compensation levels will be implemented effective fiscal 2021, as described below.
In fiscal 2019, the Corporate Governance and Social Responsibility Committee retained Willis Towers Watson (“WTW”) to perform the Outside Director compensation review and the results of the review were presented to the Committee in October 2019. The Committee took the report under advisement but decided to revisit the matter during fiscal 2020 and make a final recommendation to the Board at that time.
This recommendation was then further delayed by the onset of the COVID-19 pandemic. By April 2020, the Company had begun to implement cost saving measures, which included 50% base salary reductions for senior executives and other salary reductions and furloughs throughout the organization. As part of this initiative, the Board reduced its Outside Director compensation by 50% and waived all attendance fees for special Board COVID-19 update meetings. This reduction in compensation remained in place until July 2020, when the business began to show signs of recovery and executive base salaries were reinstated to previous levels.
During the third quarter of 2020, the Committee then mandated WTW to update its 2019 Outside Director compensation review. Based on the results of the review, the Committee recommended several adjustments to Outside Directors’ compensation to take effect as of the beginning of fiscal 2021. These adjustments, which will be implemented over a two-year period, include moving to a flat fee approach, increasing the Board Chair retainer to $385,000, increasing the Board member retainer to $235,000, increasing the retainers for the Chairs of the Audit and Finance Committee, the Compensation and Human Resources Committee and the Corporate Governance and Social Responsibility Committee to $30,000, $30,000 and $20,000, respectively, and providing a Committee member retainer of $6,000 to replace meeting attendance fees. Once fully implemented, Outside Directors’ compensation is expected to once again be aligned with the median of the Proxy Reference Group.
Annual Retainers and Attendance Fees
During fiscal 2020, the annual retainers and attendance fees for Outside Directors were as follows:

Type of Compensation	Annual Compensation Effective January 1, 2018 ($)
Board Chair Retainer	325,000	(1)
Board Retainer	180,000	(2)
Committee Chair Retainer
- Audit and Finance	20,000	(3)
- Compensation and Human Resources	20,000	(3)
- Corporate Governance	10,000
Committee Member Retainer
- Audit and Finance	Nil
- Compensation and Human Resources	Nil
- Corporate Governance	Nil
Meeting Attendance Fees
- Board meeting	1,500	(4)
- Committee meeting	1,500	(4)
- Annual shareholders’ meeting	1,500	(4)
(1)Includes the Board and committee retainers and meeting attendance fees. Irrespective of whether the Board Chair has met the minimum share ownership requirements, $150,000 of the Board Chair retainer is paid in deferred share units. See the section entitled “Director Share Ownership Policy”.
(2)$90,000 of the Board retainer is paid in deferred share units, irrespective of whether the director’s minimum share ownership requirements have been met. See the section entitled “Director Share Ownership Policy”.
(3)$5,000 of the Audit and Finance Committee Chair retainer and $5,000 of the Compensation and Human Resources Committee Chair retainer, is paid in deferred share units, irrespective of whether the Committee Chair has met the minimum share ownership requirements.
(4)All Outside Directors are paid meeting attendance fees except for the Board Chair, whose meeting attendance fees are included in the Board Chair retainer.

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COMPENSATION OF DIRECTORS

For a summary of the total compensation earned by each Outside Director during fiscal 2020, please refer to the section entitled “Total Compensation of Outside Directors”. The President and Chief Executive Officer is the only executive director of the Company and is not compensated in his capacity as a director. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings and the annual shareholders’ meeting.
Since December 2001, as a matter of Company policy, the Board discontinued all grants of stock options to Outside Directors. In May 2006, the Board of Directors formally amended the Company’s Long Term Incentive Plan to exclude Outside Directors as eligible participants.
Director Share Ownership Policy
The Board of Directors believes that the economic interests of directors should be aligned with those of the Company’s shareholders. To achieve this, the Board has adopted a formal share ownership policy (the “Director Share Ownership Policy”) pursuant to which each Outside Director is expected to establish, over a period of five years, ownership of an amount of Common Shares and/or deferred share units (“DSUs”) which is equivalent in value to six times the cash portion of the annual Board retainer (based on the market value of the Common Shares on the NYSE), and subsequently maintain such minimum ownership position for the duration of his or her tenure as a director. Although the Board Chair receives a higher annual cash retainer, his share ownership requirement is based on the cash portion of the annual Board retainer.
Furthermore, the Company’s Insider Trading Policy prohibits all insiders of the Company, including directors, from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to monetize, hedge or offset a decrease in the market value of equity securities granted to such insiders as compensation or held directly or indirectly by the insider.
Deferred Share Unit Plan
The Company has adopted a deferred share unit plan (the “DSUP”) for the Outside Directors to align their economic interests with those of the Company’s shareholders and to assist them in meeting the requirements of the Director Share Ownership Policy. The DSUP became effective as of the first quarter of fiscal 2005.
As described in the section entitled “Annual Retainers and Attendance Fees”, the Board, on the recommendation of the Corporate Governance and Social Responsibility Committee, determines which portion of the annual retainer fees paid to Outside Directors, to the Board Chair and to the Committee Chairs is required to be paid in DSUs, irrespective of whether the outside Director has achieved the minimum shareholding requirement under the Director Share Ownership Policy.
Outside Directors may then elect to receive in the form of DSUs any or all of the remaining balance of the cash fees payable to them in respect of serving as a director.
Under the DSUP, Outside Directors are granted, as of the last day of each fiscal quarter of the Company, a number of DSUs determined on the basis of the amount of deferred remuneration payable to such director in respect of such quarter divided by the value of a DSU. The value of a DSU is based on the average of the closing prices of the Common Shares on the NYSE for the five trading days immediately preceding the date of the calculation (the “DSU Value”), which for this purpose is the last day of each fiscal quarter of the Company. DSUs granted under the DSUP will be redeemable, and the value thereof payable, only after the director ceases to act as a director of the Company. Furthermore, the DSUP provides that Outside Directors will be credited with additional DSUs whenever cash dividends are paid on the Common Shares. The number of additional DSUs credited to an Outside Director in connection with the payment of dividends is determined on the basis of the amount of cash dividends that would have been paid to the Outside Director had his or her DSUs been Common Shares at the payment date divided by the DSU Value determined as at such date. Typically, additional DSUs are awarded each year in April, June, September and December in line with the Board’s quarterly cash dividend policy. In April 2020, given the severity of the economic environment resulting from the COVID-19 pandemic, the Board decided to suspend the Company’s quarterly cash dividends, with the result that only one cash dividend of $0.154 per Common Share was paid on April 6, 2020. Outside Directors therefore only received a single grant of additional DSUs as dividends during fiscal 2020.

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COMPENSATION OF DIRECTORS

Outstanding Share-Based Awards
The following table shows all share-based awards outstanding for each Outside Director as at the end of fiscal 2020:

Name	Share-Based Awards
	Number of Shares or Units of Shares That Have Not Vested(1) (#)	Market or Payout Value of Share-Based Awards That Have Not Vested(2) ($)
William D. Anderson	65,600	1,837,456
Donald C. Berg	51,485	1,442,095
Maryse Bertrand	11,840	331,638
Marc Caira	21,212	594,148
Shirley E. Cunningham	28,194	789,714
Russell Goodman	44,291	1,240,591
Charles M. Herington	21,212	594,148
Luc Jobin	8,255	231,223
Craig A. Leavitt	12,761	357,436
Anne Martin-Vachon	36,227	1,014,718
(1)The “Number of Shares or Units of Shares That Have Not Vested” represent all awards of DSUs outstanding at fiscal year-end, including the additional DSUs credited to the Outside Directors on the payment date of the Company’s cash dividend on the Common Shares paid in April 2020 as provided in the DSUP (see the section entitled “Deferred Share Unit Plan”).
(2)“Market or Payout Value of Share-Based Awards That Have Not Vested” is determined by multiplying the number of DSUs held at fiscal year-end by $28.01, the closing price of the Common Shares on the NYSE on December 31, 2020, the last trading day prior to fiscal year-end.
Total Compensation of Outside Directors
The table below reflects in detail the total compensation earned by each Outside Director during the fiscal year ended January 3, 2021:

Name	Fees Earned(1)		Share-Based Awards(2)	Total(3)
	Retainer	Attendance
	($)	($)	($)	($)
William D. Anderson	78,750	21,750	78,750	179,250
Donald C. Berg	—	—	284,375	284,375
Maryse Bertrand	70,000	17,400	100,600	188,000
Marc Caira	—	—	179,250	179,250
Shirley E. Cunningham	—	—	196,750	196,750
Russell Goodman	73,500	21,750	101,500	196,750
Charles M. Herington	—	—	179,250	179,250
Luc Jobin	—	—	152,804	152,804
Craig A. Leavitt	39,375	10,875	129,000	179,250
Anne Martin-Vachon	—	21,750	157,500	179,250
(1)These amounts represent the portion of the retainer and attendance fees paid in cash to the Outside Directors.
(2)These amounts represent the cash value of the portion of the retainer and attendance fees paid in DSUs to the Outside Directors. A portion of the retainer fees is paid in DSUs to all Outside Directors (see the section entitled “Annual Retainers and Attendance Fees”). Certain Outside Directors have elected under the DSUP to receive some or all of the remaining balance of their retainer and attendance fees in DSUs.
(3)As discussed above, from April to July 2020, the Board reduced its Outside Director compensation by 50% and waived all attendance fees for special Board meetings held during such period.

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COMPENSATION DISCUSSION AND ANALYSIS
COMPENSATION DISCUSSION AND ANALYSIS
A Message from the Compensation and Human Resources Committee
Dear shareholders,
On behalf of the Compensation and Human Resources Committee and the Board of Directors, we are pleased to share with you Gildan’s fiscal 2020 Compensation Discussion and Analysis. 2020 was an extremely challenging year for our business and for our employees as we faced the unprecedented global impacts of the COVID-19 pandemic as well as back-to-back hurricanes in Central America. Despite these challenges, the executive leadership team was able to leverage the strength and resiliency of Gildan’s employees and its business to quickly chart a path towards a strong recovery. From the onset of the pandemic, we are proud to say that the Company acted swiftly to protect the health and well-being of our people and ensured the continuity and long-term positioning of the business. Gildan, again, has demonstrated its ability to successfully navigate through challenging environments and we are confident that the initiatives and decisions taken over the course of 2020 will continue to strengthen Gildan’s competitive position and help drive growth in the future.
2020 Company Performance Highlights
Despite on-track performance during the first two months of the year, by the second half of March 2020, the economic impact of the global measures to curtail the pandemic, such as travel restrictions, mandated business closures, limits on public and private gatherings, and social distancing measures, began to negatively affect the Company’s business and financial results. The Company faced widespread government mandated closures in its core manufacturing regions and its sales efforts were challenged by a significant downturn in demand for its core products. Consequently, at the height of the restrictions in the second quarter, the Company’s sales were down more than 70% compared to the prior year quarter.
In response, the leadership team acted quickly and decisively, prioritizing the protection of our employees and the support of our customers while ensuring the operational and financial flexibility of our business. We deployed local pandemic response teams to adapt to varying situations in different parts of the world, we implemented biosecurity protocols at our facilities, we supported efforts to address the temporary global shortage of personal protective equipment needs, and we scaled our operations to align with demand. Further, we moved rapidly to protect free cash flow and to raise additional liquidity to reinforce balance sheet strength. Our “Back to Basics” strategy of simplifying our business and removing complexity became even more important and essential during this challenging time. We accelerated a number of our “Back to Basics” initiatives by further simplifying our product portfolio, to remove cost and complexity from the business and to better leverage our world class vertically-integrated manufacturing platform. Then, as our recovery gained traction through the back half of the year, we were faced with the unprecedented situation of two back-to-back hurricanes in Central America that also created additional challenges for us and others operating in the region.
Despite these unprecedented challenges, we ended 2020 on a strong note. The Company delivered sales growth of 5% and adjusted EPS growth of 10% in the fourth quarter, generated strong free cash flow of $358 million for the full year, and ended 2020 with approximately $1.6 billion of available liquidity. These results are a testament to Gildan’s strategic and operational resilience and the strength of its leadership team to effectively navigate through extremely difficult conditions.
2020 Executive Compensation Highlights
Gildan’s compensation objectives are to attract, motivate and retain high-performing executives, encourage and reward superior performance, and align our executives’ interests with those of the Company’s shareholders. The role of the Compensation and Human Resources Committee is to carry out the Board’s overall responsibility for executive compensation as well as to oversee executive officers’ performance assessment, succession planning and overall compensation.
By the end of the first quarter of fiscal 2020, it became clear that the Company's short-term and long-term variable compensation programs would be fundamentally altered by the COVID-19 crisis. It was against this backdrop that the Compensation and Human Resources Committee, with the support of its compensation consultant, WTW, as well as a special sub-committee of independent directors, reviewed and analyzed various scenarios and alternatives to achieve Gildan’s compensation objectives while taking into consideration the unprecedented impacts of the pandemic on the business and its long-term outlook. Throughout the course of the year, the Committee and the Board made a number of important executive compensation decisions that we believe were critical to ensuring that Gildan not only achieved its short-term objectives to

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COMPENSATION DISCUSSION AND ANALYSIS
respond to the impact of the pandemic but to also drive the “Back to Basics” strategy and achieve long-term sustainable value for shareholders. These decisions are summarized below.
Adjusted executive pay. As part of its annual compensation review, and in order to ensure that the total compensation of the senior executive team is aligned with the median of the peer group, the Committee engaged WTW at the beginning of fiscal 2020 to benchmark senior executive compensation. Based on the results of the benchmarking study, the President and Chief Executive Officer’s long-term incentive target was increased from 450% to 475% of his base salary to better align his total compensation with the market median. The Committee did not recommend a base salary increase for the President and Chief Executive Officer due to his positioning relative to the market median. In addition, in consideration of his high contribution level and the lower positioning of his compensation relative to the peer group, the base salary of the Executive Vice-President, Chief Financial and Administrative Officer was increased by 11.5% and his long-term incentive target was increased from 200% to 250% of his base salary to position him at the market median. As for the Group Presidents and the Senior Vice-President, North America, their positioning was reviewed and deemed appropriate with normal annual base salary increases subsequently cancelled as part of the cost saving measures discussed below.
Adjusted the 2020 short-term incentive plan. With the onset of the COVID-19 pandemic and its resulting impact on the Company’s business and operations, the Committee determined that the fiscal 2020 short-term incentive plan (“STIP”) financial measures and objectives adopted in February 2020 should be modified to take into consideration management’s key priorities to weather the crisis and to complete a successful turnaround of the business. As a result, the Committee adopted new qualitative and quantitative objectives to measure management’s performance for the purpose of the STIP over the following three phases of the pandemic: the pre-crisis phase (the first two months of 2020); the crisis phase (March to June 2020); and the post-crisis phase (June to December 2020). The Committee also reduced the payout scale by half by capping the payout at 100% of target. Based on this revised framework, the Committee reviewed management’s performance following the end of 2020 and approved a discretionary STIP payout of 100% of target for the senior executive team, balancing financial performance with exceptional crisis management performance.
Amended the 2020 LTIP performance objectives. With the onset of the COVID-19 pandemic, the Committee recognized that the performance objectives for the fiscal 2020 annual long-term incentive plan (“LTIP”) awards set in February 2020 were no longer relevant and should be amended to reflect the impact of the crisis on the Company’s long-term strategic plan. Accordingly, the performance objectives for the threshold, target and maximum payout levels for the 2020 LTIP awards were adjusted to align with the Company’s updated three-year strategic plan for revenues, adjusted EPS, and return on net assets.
Implemented pay reductions as a cost saving measure. From the onset of the COVID-19 pandemic in March 2020 until the business began to show signs of recovery in July, the Board of Directors, along with the senior executive team, agreed to a temporary reduction of their base pay by 50%. Other Gildan executives and employees also had their salaries cut or were placed on furlough during this critical period. In addition, all annual base salary adjustments scheduled to take effect in March 2020 for the executive team as well as for other executives and employees were cancelled. Similarly, the Board of Directors postponed the planned increase in Outside Director compensation to 2021, thus keeping compensation flat since 2018.
Adopted a new STIP deferral program. In order to strengthen the link between compensation and Company performance, and to encourage employee retention and engagement, the Committee adopted a new STIP deferral program that allows eligible participants to defer up to 25% of their STIP payout in non-treasury restricted share units with a corresponding Company match. The Company’s senior leadership team all participated in this new program.
Granted a special one-time performance-based award to the President and CEO. In recognition of the President and Chief Executive Officer’s key role in leading the Company through the COVID-19 crisis, accelerating the “Back to Basics” strategy, delivering on our executive succession planning objectives, and positioning Gildan for long-term growth, the Board, on the recommendation of the Committee and with the input of WTW, granted him a special one-time performance-based equity award valued at $7.8 million, comprised of premium-priced stock options and premium-priced share appreciation rights. This award is structured to vest only when significant share price milestones are met and sustained over thirty trading days during the three-year vesting period. More specifically, considering the share price hurdle of $35.00 to achieve the minimum vesting level, approximately $1.7 billion in market value, representing a share price increase of 32% over the share price at the grant date) will need to have been created before there is any vesting of the options or share appreciation rights. Moreover, if the share price hurdle of $45.00 is achieved for maximum vesting (which would be a record share price for the Company), then,

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COMPENSATION DISCUSSION AND ANALYSIS
approximately $3.7 billion in market value, representing a share price increase of 70% over the share price at the grant date) will have been created.
Implemented targeted measures to retain and incentivize critical senior executives. Given the recent business challenges and their impact on our LTIP, the Board recognized the critical need to retain and incentivize experienced and highly motivated executives to carry out the Company’s long-term strategic objectives. With the support of WTW, the Compensation and Human Resources Committee evaluated various alternatives and recommended two special retention awards. A special retention award valued at $5.2 million that vests over a three-year period for the Executive Vice-President, Chief Financial and Administrative Officer consisting of stock options and non-treasury restricted share units, and a special retention award valued at $3.0 million that vests over a three-year period for the President, Manufacturing consisting of non-treasury restricted share units.
Implemented changes to the senior executive team. In early 2021, as part of the Company’s succession planning objectives, two new executive officers were appointed. Chuck J. Ward was promoted to President, Sales, Marketing and Distribution following the retirement of Michael R. Hoffman in February 2021, and Arun Bajaj was promoted to the position of Executive Vice-President, Chief Human Resources Officer. The Board fully supports the promotions and is confident that this senior executive team has the depth and experience to lead the Company through the COVID-19 pandemic, to deliver the “Back to Basics” strategy, and to position the Company for long-term growth.
Looking Ahead
In 2021, we plan to continue to build on our strong foundation of sound and effective pay and governance practices. Our succession plan will continue to be a key component of our strategy and we will continue to regularly test the linkage between executive pay and Company performance and monitor the evolution of market best practices. This includes benchmarking our executive pay against comparable peers to ensure we provide competitive compensation, ensuring that the short-term and long-term incentive plans continue to be adequately tied to the expected business results, and maintaining appropriate clawback and anti-hedging policies and stock ownership guidelines.
We are confident that our executive compensation program and our pay-related decisions strike the right balance between earning the loyalty of talented executive officers and incentivizing strong performance, while ensuring strong ties to the Company’s financial and stock performance. We strive to provide our shareholders clear and relevant information about our approach to executive compensation, and we ask you to read the following pages to gain a deeper understanding of our compensation practices.
For each of the past five years, over 90% of shareholders have demonstrated their support for our executive pay program by voting in favour of our annual say on pay proposal. This year we are holding our tenth say-on-pay vote and we encourage you to cast your vote. The Compensation and Human Resources Committee and the Board of Directors value your input on pay and governance matters and Board and Committee members will be present at the Meeting to answer your questions.
We believe that the Company’s is well positioned for the future, and that our executive officers and our employees have the best interest of all our stakeholders at heart.
Sincerely,

Shirley E. Cunningham	Donald C. Berg
Chair of the Compensation and Human Resources Committee	Chair of the Board of Directors

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COMPENSATION DISCUSSION AND ANALYSIS

Determining Compensation
Compensation and Human Resources Committee
The primary role of the Compensation and Human Resources Committee is to carry out the Board’s overall responsibility for executive compensation at Gildan. Under its mandate, the Committee is responsible for monitoring executive officers’ performance assessment, succession planning and overall compensation. The Committee recommends the appointment of executive officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of their performance, including recommending their compensation. The Committee also oversees the existence of appropriate human resources systems, policies and compensation structures so that the Company can attract, motivate and retain executive officers who exhibit high standards of integrity, competence and performance. The Compensation and Human Resources Committee oversees risk identification and management in relation to compensation policies and practices and, on an annual basis, identifies and assesses the risks associated with each component of the executive officers’ overall compensation. Finally, the Committee is responsible for developing a compensation philosophy and objectives that reward the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of the Company. The mandate of the Committee is available on Gildan’s website at www.gildan.com.
At the end of the most recently completed fiscal year, the Compensation and Human Resources Committee was composed of seven directors, all of whom are independent directors, namely Shirley E. Cunningham (Chair), William D. Anderson, Russell Goodman, Charles M. Herington, Luc Jobin, Craig A. Leavitt and Anne Martin-Vachon. William D. Anderson retired from the Board in February 2021 and therefore no longer serves on the Compensation and Human Resource Committee. None of the members of the Committee is an acting chief executive officer of another company. The Board of Directors believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Shirley E. Cunningham, Chair of the Committee since May 2, 2019, is a senior executive with more than 25 years of experience in a variety of leadership positions in the global food and agriculture industry. In her role as Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy for CHS Inc., Ms. Cunningham had overall responsibility for human resources and compensation matters.

Russell Goodman is a member of various boards of directors, including the Board of Directors of Metro Inc., where he is Chair of the Audit Committee and the Board of Directors of Northland Power Inc., where he is Lead Independent Director, Chair of the Audit Committee and member of the Compensation Committee. As Chair of Gildan’s Audit and Finance Committee, Mr. Goodman is required to sit on the Compensation and Human Resources Committee.

Charles M. Herington is a senior executive and is a member of various boards of directors, most notably the Board of Directors of Molson Coors Brewing Company, where he sat on the Compensation and Human Resources Committee, and the Board of Directors of Klox Technologies, where he is Chair of the Compensation Committee.

Craig A. Leavitt is a corporate director of public, private and not-for-profit companies, and has more than 25 years of experience in a variety of leadership positions in the clothing and accessories industry. In his role as Chief Executive Officer of Kate Spade & Company, Mr. Leavitt had overall responsibility for human resources and compensation matters.

Anne Martin-Vachon is a senior executive with more than 25 years of experience in a variety of leadership positions in the consumer-packaged goods and retail industry. In her various leadership roles, including as Chief Retail Officer at Rogers Communications Inc., she has had overall responsibility for human resources and compensation matters.

Luc Jobin has had a career as a business leader in Canada spanning over 30 years. Mr. Jobin retired in 2018 from Canadian National Railway Company, where he served as President and Chief Executive Officer from 2016 to 2018 and as Executive Vice-President and Chief Financial Officer from 2009 to 2016. Prior to that, Mr. Jobin held several senior leadership positions in multinational corporations, including as Executive Vice-President of Power Corporation of Canada, and as Chief Executive Officer of Imperial Tobacco Canada. Mr. Jobin currently serves on the Board of Directors of British American Tobacco p.l.c.

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COMPENSATION DISCUSSION AND ANALYSIS
Compensation Consultant
As provided in its mandate, the Compensation and Human Resources Committee has the authority to retain compensation consultants and approve their fees.
Since October 2018, the Committee has retained WTW to assist the Committee in matters related to corporate governance and executive compensation.
As part of its mandate, WTW assists the Committee in determining and benchmarking compensation for the Company’s executive officers and Outside Directors, ensuring that the various elements of the compensation package orient their efforts and behaviours toward the goals that have been set, and ensuring that their total compensation is market competitive.
Executive Compensation-Related Work
During fiscal 2020, the Committee retained WTW to perform a benchmarking and analysis of both the executive officers’ and Outside Directors’ compensation, to assist the Committee in assessing the financial performance goals of the Company’s incentive plans, to provide analytical and advisory support in assessing the short-term and long-term impacts of the COVID crisis on executive compensation and the design of special one-time equity awards to certain executive officers, including the President and Chief Executive Officer. In addition, the Committee retained WTW to provide analytical and advisory support for the establishment of a short-term incentive deferral program, a share appreciation rights plan, and a review of the compensation risk assessment.
All Other Work
The Compensation and Human Resources Committee pre-approves any services that its consultant (or its affiliates) provides to the Company at the request of management.
During fiscal 2020, WTW completed the research and benchmarking of Gildan’s total direct compensation for certain vice-president level positions across the organization. The Company also participates in conferences organized by WTW and purchases, from time to time, certain standard survey results for its employment markets.
The aggregate fees paid to WTW for executive compensation-related services and all other services provided during fiscal 2020 and 2019 were as follows:

Type of Fee	Fiscal 2020	Fiscal 2019
	Willis Towers Watson fees (C$)	Willis Towers Watson fees (C$)
Executive Compensation-Related Fees	528,729	473,215
All Other Fees	15,855	72,090
Total	544,584	545,305
Due to the policies and procedures that WTW and the Compensation and Human Resources Committee have established, the Committee is confident that the advice it receives from any of the individual executive compensation consultants at WTW is objective and not influenced by WTW’s relationships with the Company. These policies and procedures include the following:
•The individual consultant receives no incentive or other compensation based on the fees charged to the Company for other services provided by WTW;
•The individual consultant is not responsible for selling other WTW services to the Company, as applicable;
•WTW’s professional standards prohibit the individual consultant from considering any other relationships WTW may have with the Company in rendering his or her advice and recommendations;
•The Committee has the sole authority to retain and terminate the individual consultant;
•The individual consultant has direct access to the Committee without management intervention;
•The Committee evaluates the quality and objectivity of the services provided by the individual consultant each year and determines whether to continue to retain the individual consultant; and
•The Committee has adopted protocols governing if and when the individual consultant’s advice and recommendations can be shared with management.
While the Compensation and Human Resources Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Committee alone and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by WTW.

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COMPENSATION DISCUSSION AND ANALYSIS
Shareholder Advisory Vote on Executive Compensation
As part of Gildan’s commitment to strong corporate governance practices and shareholder engagement, we have held an advisory vote on our approach to executive compensation at every annual general meeting of shareholders since 2011. The purpose of the say on pay advisory vote is to provide our shareholders with the opportunity to indicate their support for the Company’s approach to executive compensation. At the 2019 and 2020 annual general meetings, Gildan’s approach to executive compensation was approved with 93.71% and 96.27%, respectively, of the Common Shares voted at the meeting.

Our Executive Compensation Practices
Compensation Philosophy and Objectives
Gildan’s executive compensation program is intended to attract, motivate and retain high performing executive officers, encourage and reward superior performance, and align our executives’ interests with those of the Company’s shareholders by:
•Providing the opportunity for total compensation that is competitive with the compensation received by executive officers employed by a group of comparable North American companies;
•Ensuring that a significant proportion of executive compensation is linked to performance through the Company’s variable compensation plans; and
•Providing executive officers with long-term equity-based incentive plans, such as the LTIP, which also help to ensure that executive officers meet or exceed minimum share ownership requirements.
Executive Compensation Practices
In order to implement our compensation philosophy and achieve our objectives, we have adopted a number of best practices, including:

Key Features of our Compensation Program
Annual incentive awards are subject to achievement of pre-established performance goals tied to both financial and qualitative objectives
Significant proportion of executive officers’ annual target compensation is “at-risk”
Amount that an executive officer can receive under the short-term incentive plan is capped at two times target
No minimum guaranteed payout under the short-term incentive plan
Long-term incentive plan equity awards are designed to encourage a long-term view of performance
No hedging or monetizing of equity awards by executives
Use of an independent compensation consultant
No excessive perquisites
Use of stress-testing and back-testing to assess alignment between pay and performance
Performance share unit payouts under the long-term incentive plan are capped at two times target
Use of representative and relevant peer group
Annual advisory vote on executive compensation
Clawback Policy for executive officer incentive-based compensation
Minimum share ownership guidelines for executives
Post-retirement share ownership guidelines for the President and Chief Executive Officer
Use of Board discretion to modify short and long-term incentive award outcomes if necessary to address potential issues

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COMPENSATION DISCUSSION AND ANALYSIS
The following charts illustrate that a significant portion of Gildan’s executive officers’ annual target compensation is at-risk. In fiscal 2020, 84% of the target compensation of the President and Chief Executive Officer and 68% of the target compensation of the other executive officers was at-risk.

President and CEO

14% Base Salary
20% Short-Term Incentive at target:
64% Long-Term Incentive at target
2% Benefits, Pensions and Perquisites

Other NEOs

28% Base Salary
19% Short-Term Incentive at target
49% Long-Term Incentive at target
4% Benefits, Pensions and Perquisites

Long-Term Incentive
•100% of the annual LTIP awards of the President and Chief Executive Officer, the Executive Vice-President and Chief Financial and Administrative Officer, the President, Sales, Marketing and Distribution and the President, Manufacturing and 50% of the annual LTIP awards of the Senior Vice-President, North America are performance based equity awards that are conditional upon meeting financial performance targets aligned with the Company’s strategic plan (see the section entitled “Long-Term Incentives”).
Short-Term Incentive
•80% of the STIP payout of the President and Chief Executive Officer, the Executive Vice-President and Chief Financial and Administrative Officer, the President, Sales, Marketing and Distribution and the President, Manufacturing and 65% of the STIP payout of the Senior Vice-President, North America is conditional upon the attainment of pre-determined financial metrics. As further described in the section entitled “Short-Term Incentive (SCORES)”, as a result of the impact of the COVID-19 pandemic, the Compensation and Human Resources Committee, together with its special sub-committee and WTW, exceptionally modified the pre-determined financial metrics for fiscal 2020 and replaced them with new qualitative and quantitative objectives aimed at better assessing performance in the context of the COVID-19 pandemic.

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COMPENSATION DISCUSSION AND ANALYSIS
As our executive compensation program is designed to align pay to performance, we compared our President and Chief Executive Officer’s annual target pay to his realizable pay over periods of three fiscal years each.
The analysis above demonstrates the alignment between the annual pay of the President and Chief Executive Officer and Company performance. During the first three periods, the three-year average realizable pay was close to target pay, being slightly lower than target pay for the 2014-2016 period, slightly higher than target pay for the 2015-2017 period, and overall at par for the 2016-2018 period, which is in line with the overall average total shareholder return (“TSR”) for these periods. The lower realizable pay for the 2014-2016 period is mainly explained by a lower share price at the end of the measurement period in 2016, which impacted the realizable value of unexercised stock options granted as part of the annual LTIP and a lower average STIP payout in comparison to the 2015-2017 and 2016-2018 periods. For the last two periods, the average realizable pay was lower mainly due to the lower STIP payout for fiscal 2019 and the lower overall value of the annual share-based compensation at the end of each of the two periods, when compared to grant-date value.
For the purpose of the analysis, we defined “target pay” as the sum of annual base salary, target annual short-term incentives and target annual long-term incentives, and we defined “realizable pay” as the sum of the following compensation elements:

Compensation Element	Treatment of Compensation Element
Base salary	Salary received
Annual incentive	Annual bonus paid during the period
Performance share units
 Value of annual LTIP awards granted during the period that vested and were paid out during the period
 Value of unvested annual LTIP awards granted during the period, calculated on the last day of the period assuming 100% vesting

Stock options
 Value of gains realized upon exercise of options granted as part of the annual LTIP during the period
 In-the-money value of unvested or unexercised options granted as part of the annual LTIP during the period, calculated on the last day of the period

New hire or one-time awards and all other compensation	Excluded from the calculation
Benchmarking Practices
To meet the Company’s objectives of providing market competitive compensation opportunities, Gildan’s executive compensation plans are benchmarked against market compensation data gathered from organizations of comparable size, complexity and geographical scope, as well as other companies with which the Company competes for executive talent.
The Company’s executive compensation policy is to use the market median with the potential of top quartile total compensation when individual and Company performance are also at top quartile. The Compensation and Human Resources Committee uses discretion and judgement when determining actual compensation levels. Individual compensation may be positioned above or below the market median, based on individual experience and performance or other criteria deemed important by the Committee. In fiscal 2020, relative to the benchmarking results, the total target direct compensation of the Company’s executive officers was positioned around the market median.

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COMPENSATION DISCUSSION AND ANALYSIS
As part of the benchmarking process, the Compensation and Human Resources Committee reviews compensation data gathered from proxy circulars of other publicly-traded companies (the “Proxy Reference Group”). In addition, the Committee may also consider information gathered from annual compensation planning surveys from a range of outside consulting firms in connection with determining annual salary increases for executive officers. The composition of the Proxy Reference Group is reviewed regularly by the Compensation and Human Resources Committee for its ongoing business relevance to the Company and changes are made as deemed appropriate. From time to time, the Committee engages its compensation consultant to review the composition of the Proxy Reference Group and provide recommendations to the Committee. The Committee used the Proxy Reference Group with respect to the positions of the President and Chief Executive Officer, the Executive Vice-President and Chief Financial and Administrative Officer, the President, Sales, Marketing and Distribution and the President, Manufacturing and relied on both the Proxy Reference Group and the peer group used for the market benchmarking of vice-president and senior vice-president levels for the Senior Vice-President, North America.
The following table provides an overview of the characteristics of the Proxy Reference Group:
(All values in $ millions)

	Gildan Activewear Inc.		Proxy Reference Group(1)
Location	Canada		North America
Industry Sector	Textiles and Apparel		Apparel, Accessories & Luxury Goods
Revenues ($) Preceding 12 months	1,981	(2)	4,475
Market Capitalization ($) As at January 3, 2021	5,540	(3)	6,676
Enterprise Value ($) As at January 3, 2021	6,117	(3)	9,188
Net income (loss) ($) Preceding 12 months	(225)	(2)	99
(1)The financial data for the Proxy Reference Group are from the S&P Capital IQ database and represent the median of the group on December 31, 2020, for the most recently reported 12-month revenue and net income.
(2)The revenues and net income for the Company are based on its results for fiscal 2020.
(3)The market capitalization and enterprise value of the Company are from the Nasdaq IR Insight database and the Company’s results for fiscal 2020.
Both the industry sector and location are considered relevant in selecting comparators, as Gildan competes directly with these organizations for customers, revenue, executive talent and capital.
Taking into consideration these factors, the following selection criteria were used to determine the Proxy Reference Group:
•Companies that are headquartered in North America and that are listed on a Canadian or U.S. exchange;
•Revenue, market capitalization, enterprise value and net income, generally in a range of 50% to 200% of Gildan; and
•Global Industry Classification Standard (GICS) sub-industry classification of Apparel, Accessories & Luxury Goods and companies from other classifications, such as consumer products companies with similar customers and business model to Gildan.
As a result, the Proxy Reference Group which served as a basis for the establishment of compensation for fiscal 2020, is composed of the 17 companies set forth below. The Compensation and Human Resources Committee believes that this peer group, which includes organizations with vertically integrated business models similar to Gildan, is appropriate for setting the Company’s executive officer pay given the scope of Gildan’s target markets and operations both in the U.S. and globally, the talent market for Gildan’s executive officers, which is primarily outside of Canada, and a lack of comparably-sized reference apparel companies in Canada. U.S. domiciled companies dominate the peer group because of the global scope of Gildan’s operations and the importance of the U.S. market to Gildan’s business. The vast majority of Gildan’s customers, as well as its direct competitors, are based in the United States. In this regard, Gildan’s functional currency is U.S. dollars and approximately 85% of Gildan’s revenues were generated in the United States in fiscal 2020.

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COMPENSATION DISCUSSION AND ANALYSIS

Proxy Reference Group
Capri Holdings Limited	lululemon athletica Inc.
Carter’s Inc.	Mattel, Inc.
Church & Dwight Co., Inc.	Phillips Van Heusen Corp.
Cintas Corp	Ralph Lauren Corp.
Columbia Sportswear Co.	Skechers USA, Inc.
Edgewell Personal Care Company	Spectrum Brands Holdings, Inc.
Hanesbrands Inc.	Tapestry, Inc.
Hasbro Inc.	Under Armour, Inc.
Levi Strauss & Co.
Performance Graph
Cumulative Value of a C$100 Investment
The following graph compares the cumulative TSR on an investment of C$100 in Common Shares made on January 3, 2016 with the cumulative total return of the S&P/TSX Composite Index, assuming the reinvestment of all dividends.
A significant portion of the Company’s revenues are generated in U.S. dollars and its financial statements are expressed in U.S. dollars. As such, a change in value of the Canadian dollar relative to the U.S. dollar can have an effect on the value of the Company’s Canadian dollar denominated Common Shares.

	Jan 3, 2016	Jan 1, 2017	Dec 31, 2017	Dec 30, 2018	Dec 29, 2019	Jan 3, 2021
Company (C$) - Total Return	$100	$87	$106	$109	$104	$97
S&P/TSX Composite Index Total Return (C$)	$100	$121	$132	$119	$149	$156

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COMPENSATION DISCUSSION AND ANALYSIS
Cumulative Value of a $100 Investment
The following graph compares the cumulative TSR on an investment of $100 in Common Shares made on January 3, 2016 with the cumulative total return of the S&P 500 Composite Index, assuming the reinvestment of all dividends.

	Jan 3, 2016	Jan 1, 2017	Dec 31, 2017	Dec 30, 2018	Dec 29, 2019	Jan 3, 2021
Company (US$) - Total Return	$100	$91	$116	$111	$110	$105
S&P 500 Composite Index Total Return (US$)	$100	$112	$136	$129	$172	$203
Gildan’s TSR over the five-year period shows a slight upward trend when expressed in U.S. dollars, and a slight decrease when expressed in Canadian dollars, which is due to the change in value of the Canadian dollar relative to the U.S. dollar over the period. Over the same five-year period, the total compensation earned by the executive officers increased from 2016 to 2017, when bonuses were paid at 127% of target for that year, and then remained generally stable between fiscal 2017 and fiscal 2018. Total compensation decreased in 2019 as bonuses paid under the annual STIP were below target and then increased in 2020, due primarily to the special one-time equity awards granted during the fiscal year.
It should be noted that total compensation may fluctuate year over year, not always following the trend in TSR, due to the following factors:
•Executive officers’ base salary adjustments are generally made to remain competitive with the Proxy Reference Group and to reflect any changes in the scope of the executives’ responsibilities;
•Short-term incentive payouts are not directly linked to TSR but rather they are based on underlying financial measures (i.e. adjusted earnings per share and revenue); and
•While long-term incentive grants are typically made at market-competitive target levels, occasional one-time equity grants may cause significant year-over-year fluctuations in total compensation. The value ultimately realized from long-term incentive awards depends on achievement against performance measures (in the case of performance share units) and share price performance.
President and CEO Compensation Lookback
The table below compares the total annual direct compensation awarded to our President and Chief Executive Officer, as reported in the Summary Compensation Table for each of the last five fiscal years, to the actual value of that compensation as

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COMPENSATION DISCUSSION AND ANALYSIS
at the last day of fiscal 2020. The table also compares the actual value for each $100 of compensation awarded to the value created for Gildan’s shareholders over the same period.

Fiscal Year of Awarded Compensation	Total Annual Direct Compensation Awarded(1)	Actual Value as at January 3, 2021(2)	Period	Value of $100
				To Shareholders	To CEO
2016	$5,144,593	$7,055,964	Jan 4, 2016 to Jan 3, 2021	$105	$137
2017	$7,995,479	$3,770,763	Jan 2, 2017 to Jan 3, 2021	$116	$47
2018	$7,799,990	$7,714,811	Jan 1, 2018 to Jan 3, 2021	$90	$99
2019	$6,959,970	$5,992,554	Dec 31, 2018 to Jan 3, 2021	$95	$86
2020	$8,757,672	$8,814,279	Dec 30, 2019 to Jan 3, 2021	$96	$101
(1)Includes base salary received, annual bonus paid and value of annual equity awards granted, as reported in the Summary Compensation Table for each fiscal year. The one-time equity awards are excluded, as further explained in note 2.
(2)Includes base salary received and annual bonus paid for that fiscal year, vested value of PSUs (as such term is defined under the section entitled “Long-Term Incentives”) granted during that fiscal year, the value of unvested PSUs granted during that fiscal year, assuming 100% vesting, and for the stock options granted in that particular year, the value of gains realized upon exercise of options and the in-the-money value of unexercised options. The one-time equity awards, as further described in the section entitled “One-Time Special Performance-Based Award to the President and CEO”, are not reflected in the table above since their value at vesting is contingent upon the attainment of performance hurdles, which would not be adequately reflected by the sole use of a period-end share price.
The President and Chief Executive Officer’s compensation is overall aligned with the value created for Gildan’s shareholders. This is consistent with having a significant proportion of Mr. Chamandy’s annual pay consisting of variable compensation and is aligned with our philosophy of linking pay with Company performance. There is a notable difference between the value to shareholders and the value to the President and Chief Executive Officer for fiscal 2017. This is due to a positive TSR for the period from the beginning of fiscal 2017 to the end of fiscal 2020 compared with the lower aggregate period-end value of Mr. Chamandy’s 2017 compensation, which was negatively impacted by the lower vesting value of his LTIP award, which vested in November 2020 at 30% of target, and his outstanding stock options granted under the annual LTIP not currently being in-the-money.
Our Named Executive Officers
Below is a description of each of the individuals who form our current executive officer team, which include our President and Chief Executive Officer, our Executive Vice-President, Chief Financial and Administrative Officer, and our three other most highly compensated executive officers as of January 3, 2021 (“Named Executive Officers” or “NEOs”). Detailed information about the compensation awarded to our Named Executive Officers in 2020, 2019 and 2018 can be found in the section entitled “Summary Compensation Table”.

Glenn J. Chamandy
President and Chief Executive Officer
Glenn J. Chamandy is one of the founding members of Gildan and has devoted his entire career to building Gildan into an industry leader. He became President and Chief Executive Officer in August 2004. Mr. Chamandy is responsible for providing leadership and vision to Gildan, as well as setting the strategic direction in line with shareholders’ interests. Since the Company became public in June 1998, its equity market capitalization has increased from approximately $70 million to $5.6 billion as at January 3, 2021.
Fiscal 2020 Highlights
•Led the Company through the COVID-19 crisis prioritizing the health and safety of employees worldwide and providing support for customers while ensuring the operational and financial flexibility of the business
•Accelerated the implementation of the “Back to Basics” strategy to remove complexity and simplify the business
•Despite unprecedented challenges, finished 2020 with adjusted EPS growth of 10% in the fourth quarter and record free cash flow and strong liquidity, positioning the Company well for the future
[T

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COMPENSATION DISCUSSION AND ANALYSIS

Rhodri J. Harries
Executive Vice-President, Chief Financial and Administrative Officer
Rhodri J. Harries joined Gildan in August 2015 as its Executive Vice-President, Chief Financial and Administrative Officer. Prior to joining Gildan, Mr. Harries served as the Chief Financial Officer of Rio Tinto Alcan since 2014, where previously he held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montréal in 2004 as the Vice President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007. Prior to joining Alcan, Mr. Harries spent 15 years in North America, Asia and Europe with General Motors, where he held successive positions of increasing responsibility in finance and business development. He is accountable for the Company’s financial management as well as overseeing human resources, corporate development and corporate affairs, information technology, legal affairs and corporate communications.
Fiscal 2020 Highlights
•Supported the acceleration of the “Back to Basics” strategy to remove complexity and simplify the business
•Generated strong free cash flow of $358 million for the full year
•Ended 2020 with approximately $1.6 billion of available liquidity

Michael R. Hoffman
President, Sales, Marketing and Distribution
Michael R. Hoffman joined Gildan in October 1997 and has over 30 years of experience in apparel sales and marketing. Mr. Hoffman served as Vice-President, Sales and Marketing for the international division until his appointment as President of Printwear in February 2001, providing strategic direction and leadership for the Company’s sales and marketing groups in the Printwear division. Effective in 2018, following the combination of the Printwear and Branded Apparel operating segments into a unified consolidated operating structure, Mr. Hoffman was appointed President, Sales, Marketing and Distribution of the combined organization. Mr. Hoffman retired from this position in February 2021.
Fiscal 2020 Highlights
•Delivered 5% sales growth in the fourth quarter
•Prioritized the support of imprintables and retail customers through the COVID-19 pandemic
•Positioned Gildan’s portfolio of basic apparel to take advantage of industry shifts and consumer trends

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COMPENSATION DISCUSSION AND ANALYSIS

Benito A. Masi
President, Manufacturing
Benito A. Masi has been involved in apparel manufacturing in North America for over 30 years. He joined Gildan in 1986 and since then has held successive positions of increasing responsibility in textile, apparel and hosiery manufacturing. In January 2005, Mr. Masi was promoted to the position of Executive Vice-President, Manufacturing (since changed to President, Manufacturing), and has overall responsibility for the strategic and operational performance of the Company’s worldwide manufacturing facilities and supply chain.
Fiscal 2020 Highlights
•Implemented stringent biosafety protocols and safety measures at all facilities worldwide to protect employees and produce personal protective equipment for the healthcare sector to help lessen the global shortage
•Integrated yarn operations into the manufacturing supply chain
•Oversaw the response and recovery from the back-to-back hurricanes in Central America

Chuck J. Ward
President, Sales Marketing and Distribution
Chuck J. Ward joined Gildan in April 2011 as part of the acquisition of GoldToe Moretz Holdings Corp., where he served as the Executive Vice President and Chief Financial Officer. Upon joining Gildan, Mr. Ward served as Vice President, Integration leading the integration of GoldToe Moretz Holdings Corp. into Gildan. In 2012, he was appointed to the position of Senior Vice President, Yarn Spinning where he was responsible for leading the strategic development and operations of Gildan’s yarn spinning facilities. He also served as an active member of the Cotton Board, the oversight and administrative arm of the Cotton Research & Promotion Program, representing U.S. upland cotton. In August 2020, Mr. Ward was appointed to the position of Senior Vice-President, North America and, effective March 1, 2021, Mr. Ward was promoted to President, Sales, Marketing and Distribution following the retirement of Michael R. Hoffman in February 2021.
Fiscal 2020 Highlights
•Led the initiative to rationalize the Company’s product portfolio as part of the “Back to Basics” strategy
•Maintained distribution capacity to service customers through the COVID-19 crisis
•Supported supply chain planning activities to ensure availability of products to support key sales channels

(1) For the detailed calculation of the dollar value of Common Shares and restricted share units, please refer to the section entitled “Share Ownership Levels” in this Circular.
(2)Includes 3,171,600 Common Shares that are owned by entities controlled by Mr. Chamandy.
Our Executive Compensation Program
Executive Compensation Components
Gildan’s executive compensation program is comprised of fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are designed to work in concert to maximize Company and individual performance by providing financial incentives to executive officers based on the level of achievement of specific operational and financial objectives.

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COMPENSATION DISCUSSION AND ANALYSIS
The following table summarizes the compensation components of Gildan’s annual executive compensation program, including the objectives of each component and the criteria impacting each component’s value:

Component	Key Feature	Form	Criteria	Risk-Mitigating Elements	Objectives
Base Salary	•Fixed pay rate •Individual salary recommendations based on competitive assessment and economic outlook, leadership and retention •Performance period: 1 year	•Cash	•Proxy Reference Group data •External benchmarking •Individual contribution and performance	•Use of external advisor and peer group analysis	•Attract and retain top talent •Recognize level of responsibilities, individual experience and contribution to the Company’s performance
Short-Term Incentive (SCORES)	•Annual award mainly based on achievement of pre-determined corporate performance objectives •Individual strategic objectives •Performance period: 1 year	•Cash	•Revenue •Adjusted diluted EPS performance •Attainment of individual strategic objectives	•Capped to two-times target •Use of external advisor and peer group analysis •Subject to the clawback policy	•Motivate executives to attain and exceed the Company’s annual goals and financial targets
Long-Term Incentives	•3-year vesting period for annual awards •Cliff vests •Performance share units vest upon meeting performance criteria	•Performance share units •Time-based restricted share units	•Performance based on RONA, and Revenue and Adjusted diluted EPS •Targets in line with the strategic plan •Share price	•Multiple metrics •Use of external advisor and peer group analysis •Subject to the clawback policy	•Motivate executives to create value that exceeds targets •Foster retention •Align management with shareholder interest
Short-Term Incentive Deferral Program	•Participants can elect to defer and convert into equity up to 25% of their annual incentive payout •Cliff vests after two years and nine months •Company match in the form of additional equity	•Time-based restricted share units	•Time •Share price	•Company match is paid if still employed at the end of the vesting period •Payout value tied to the share price at the end of the period	•Foster retention •Motivate executives to create value that exceeds targets •Align management with shareholder interest
Retirement Benefits	•Defined contribution plans (RRSP/DPSP in Canada, 401(k) in the US) •SERP (Supplemental Executive Retirement Plan)	•Cash payments following retirement	•Market data used to determine executive contributions to retirement programs	•All plans are defined contribution based	•Facilitate accumulation of retirement assets •Support retention by ensuring competitiveness
Executive Benefits and Perquisites	•Healthcare, disability and life insurance benefits •Annual perquisite allowance or specific allowance, as applicable	•Group or individual coverage •Annual allowance	•Market data used to determine executive coverage and aggregate value of perquisites	•Perquisite value limited by annual allowance	•Ensure proper protection •Support retention by ensuring competitiveness

Base Salary
Salaries of the executive officers are established based on a comparison with competitive benchmarks. The starting point to determine executive officer base salaries is the median of salaries in the Proxy Reference Group or applicable benchmark.
The Compensation and Human Resources Committee regularly reviews the individual salaries of the executive officers and makes adjustments when required to ensure that compensation remains market competitive and reflects individual performance, competencies, responsibilities and experience. The Committee also takes into account the executive officer’s value to the Company and retention risk. From time to time, the Committee engages its compensation consultant to conduct a compensation review of the base salaries of executive officers.
At the beginning of fiscal 2020, in preparation for the fiscal 2020 salary review exercise, the Committee engaged WTW to compare the base salaries of the President and Chief Executive Officer, the Executive Vice-President, Chief Financial and Administrative Officer, the President, Sales, Marketing and Distribution, and the President, Manufacturing to those of the Proxy Reference Group and to compare the base salary of the Senior Vice-President, North America (then Senior Vice-President, Yarn Spinning) to both the Proxy Reference Group and the peer group used for the benchmarking of the vice-president and senior vice-president levels. Based on the results of this benchmarking,

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in February 2020, the Committee decided not to adjust Glenn J. Chamandy’s base salary, electing instead to increase his annual LTIP target from 450% to 475% of his base salary to further align his long-term interests with those of shareholders, and to increase the base salaries of the other executive officers by 3% each. However, in light of the impact of the COVID-19 pandemic on the Company’s business, the base salary increases scheduled to take effect on March 1, 2020 were cancelled, along with all other planned Company-wide salary increases. Accordingly, base salaries remained at 2019 levels for all of the executive officers with the exception of Rhodri J. Harries, whose salary was adjusted to $775,000 as of May 5, 2020 in consideration of the lower positioning of his overall compensation as compared to the median of the Proxy Reference Group, and Chuck J. Ward, whose salary was adjusted to $450,000 following his promotion to the position of Senior Vice-President, North America on August 1, 2020.
Accordingly, the base salaries of each of the Named Executive Officers for fiscal 2020 were as follows:

Name	Base Salary
Glenn J. Chamandy	$1,200,000
Rhodri J. Harries	$775,000
Michael R. Hoffman	$625,000
Benito A. Masi	$600,000
Chuck J. Ward	$450,000
As Gildan faced the unprecedented impact of the global pandemic, Company-wide cost saving measures were adopted, which included temporary salary reductions and furloughs. As part of these initiatives, the Named Executive Officers agreed to temporarily reduce their base salaries from March 30, 2020 until July 1, 2020, when the business began to show signs of recovery. The temporary salary reduction was 50% for the President and Chief Executive Officer, the Executive Vice-President, Chief Financial and Administrative Officer, the President, Sales, Marketing and Distribution, and the President, Manufacturing, and was 35% for the Senior Vice-President, North America.
For 2021, as part of the Company-wide annual salary review process and in consideration of the NEOs’ market positioning, the base salaries of each of the NEOs were adjusted effective March 1, 2021 as follows:

Name	Base Salary
Glenn J. Chamandy	$1,250,000
Rhodri J. Harries	$800,000
Benito A. Masi	$618,000
Chuck J. Ward	$550,000 (1)
(1) Chuck J. Ward was appointed to the position of President, Sales, Marketing and Distribution effective March 1, 2021, following the retirement of Michael R. Hoffman.
Short-Term Incentive (SCORES)
The Company’s STIP, Supplemental Cash Opportunities for Results Exceeding Standards (“SCORES”), aims to enhance the link between pay and performance by:
•Aligning the financial interests and motivations of Gildan’s executive officers and employees with the annual financial performance and returns of the Company;
•Motivating executive officers and employees to work towards common annual performance objectives;
•Providing total cash compensation that is greater than the median of the Proxy Reference Group in cases where superior financial performance and returns in excess of target objectives are attained; and
•Providing total cash compensation that is below the market median in cases where corporate performance objectives are not attained.
SCORES target payout levels for each NEO depend on the executive officer’s position.

Name	Target Payout as a Percentage of Salary	Payout Range as a Percentage of Salary (Up to Two Times Target)
Glenn J. Chamandy	150%	0-300%
Rhodri J. Harries	75%	0-150%
Michael R. Hoffman	75%	0-150%
Benito A. Masi	75%	0-150%
Chuck J. Ward (1)	40% / 70%	0-80% / 0-140%
(1) The target payout as a percentage of salary for Chuck J. Ward was 40% for the period from December 30, 2019 to July 31, 2020 and was 70% as of August 1, 2020 to January 3, 2021.
Effective as of March 1, 2021, the short-term incentive target payout level for Chuck J. Ward has been adjusted to 75% following his appointment to the position of President, Sales, Marketing and Distribution.
Performance Measures and Targets
Performance measures, targets and payout levels for SCORES are reviewed and approved annually by the Board of Directors on the recommendation of the Compensation and Human Resources Committee. These measures and targets are typically approved during the first quarter and results

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and actual payouts are approved in February of the following year. As stated in the section of this Circular entitled “Risk Assessment of Executive Compensation Program”, as a risk mitigation measure, the Board of Directors retains the discretion to reduce or increase the actual SCORES payouts, taking into consideration qualitative factors beyond the quantitative financial metrics.
Since fiscal 2018, a portion the Named Executive Officers’ short-term incentive is tied to financial measures and the balance is tied to the achievement of pre-defined annual strategic objectives, or, in the case of the Senior Vice-President, North America, annual individual objectives. When the financial measures achieve results in excess of 100%, this serves as a multiplying factor to the annual objectives, thus allowing for the potential maximum payout. When the Board approved the annual performance measures, targets and payout levels in February 2020, the portion of the short-term incentives tied to financial measures and qualitative objectives for each NEO was as follows:

Name	Percentage of Bonus Tied to Financial Measures	Percentage of Bonus Tied to Qualitative Objectives
Glenn J. Chamandy	80%	20%
Rhodri J. Harries	80%	20%
Michael R. Hoffman	80%	20%
Benito A. Masi	80%	20%
Chuck J. Ward	65%	35%

In addition, the Board of Directors approved the following as the financial measures to be achieved for fiscal 2020 SCORES:
•Revenue (“Revenue”) measured against the Company’s budgeted revenue; and
•Adjusted diluted earnings per share (“adjusted EPS”) measured against the Company’s budgeted adjusted EPS.
The Compensation and Human Resources Committee recommended those metrics as the financial measures to be achieved in fiscal 2020 to ensure that executive officers’ incentive-based compensation reflects:
•Success in achieving the Company’s targets for profitability; and
•Effectiveness in aligning the financial measures with annual business drivers.
For both financial measures, there is a maximum value over which performance will not add any more to the SCORES payout and a threshold value under which there will be no bonus payout for the NEOs. The maximum and threshold values are at a positive or negative variance of 1.75% versus the target for Revenue and 2.5% for adjusted EPS. Between the threshold and target value and between the target and the maximum the progression remains linear. The following table illustrates the SCORES financial measures for fiscal 2020:

Financial Measure	Weighting	Threshold	Target	Maximum
Revenue(1)	50%	T -1.75%	Target (T)	T +1.75%
Adjusted EPS(2)	50%	T -2.5%	Target (T)	T +2.5%
Payouts Levels		40%	100%	200%
(1)    Revenue is defined as net sales.
(2)    Adjusted EPS is calculated as adjusted net earnings (as defined in section 17.0 “Definition and reconciliation of non-GAAP financial measures” in the Company's 2020 Management's Discussion and Analysis (“Adjusted Net Earnings”), divided by the diluted weighted average number of Common Shares outstanding.
By the end of the first quarter of fiscal 2020, it became apparent that the Company’s business and operations would be significantly affected by the COVID-19 crisis, thereby also impacting the SCORES financial measures and qualitative objectives adopted the previous month. Accordingly, the Committee, its special sub-committee, and WTW undertook a review to assess whether the performance measures and targets adopted in February should be modified to take into consideration management’s key priorities to weather the crisis and to complete a successful turnaround of the business. As a result of the review, the Committee decided to replace the financial measures and qualitative objectives with new qualitative and quantitative objectives aimed at measuring management’s performance over the following three phases of the COVID-19 pandemic: the pre-crisis phase (the first two months of 2020); the crisis phase (March to June 2020); and the post-crisis phase (June to December 2020). The Committee determined that it would be appropriate in the circumstances to measure performance during each phase using structured discretion to assess the level of attainment of the objectives. In addition, the Committee determined that for 2020, the maximum payout opportunity would be capped at 100%.
Based on this revised framework, the Committee reviewed the Company’s performance and approved a discretionary payout of 100% of target for the Named Executive Officers. The Committee considered the following factors:
•The Company was in line to achieve its revenue and EPS targets in the pre-crisis phase;
•The Company executed on its strategic initiatives to respond to the crisis, which included prioritizing the health and safety of workers, managing the global manufacturing footprint, maintaining key distribution capability to support customers, adopting cost saving

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measures, and ensuring liquidity and financial flexibility; and
•The Company executed on its strategic initiatives to position the Company for post-crisis long-term recovery and growth, which included driving the “Back to Basics” strategy, preparing and executing the manufacturing and distribution ramp-back plan, and continuing to build on succession planning.
By February 2021, the Committee determined that it was appropriate for the fiscal 2021 SCORES program to return to the pre-2020 format. Accordingly, upon the recommendation of the Compensation and Human
Resources Committee, the Board approved a new set of strategic and operational objectives for the NEOs as well as the following financial measures for fiscal 2021:

Financial Measure	Weighting	Threshold	Target	Maximum
Revenue	50%	T -1.75%	Target (T)	T +1.75%
Adjusted EPS	50%	T -2.5%	Target (T)	T +2.5%
Payouts Levels		40%	100%	200%

Long-Term Incentives
The purpose of the equity incentive component of Gildan’s executive compensation program, referred to as the LTIP, is to encourage executive officers and key employees of Gildan and its subsidiaries to work toward and participate in the growth and development of the Company and to assist the Company in attracting, retaining and motivating its officers and key employees. The LTIP is designed to:
•Recognize and reward the impact of longer-term strategic actions undertaken by executive officers and key employees;
•Align the interests of the Company’s executive officers and key employees with its shareholders;
•Focus executive officers and key employees on developing and successfully implementing the continuing growth strategy of the Company;
•Foster the retention of executive officers and key management personnel; and
•Attract talented individuals to the Company.
Types of Equity Incentives Awarded
The Board of Directors has adopted a Long Term Incentive Plan (the “LTI Plan”), which allows the Board to grant the following types of long-term incentives:
•Stock options (“Options”);
•Dilutive restricted share units, which are settled in Common Shares issued from treasury (“Treasury RSUs”); and
•Non-dilutive restricted share units, which are settled in cash or Common Shares purchased on the open market (“Non-Treasury RSUs”). Non-Treasury RSUs may vest based on time or performance. The Non-Treasury RSUs awarded to executive officers which vest solely upon meeting performance conditions are referred to in this Circular as “PSUs”. The Non-Treasury RSUs which vest solely on the basis of time are referred to in this Circular as “Time-Based RSUs”.
Treasury RSUs and Non-Treasury RSUs are referred to in this Circular collectively as “RSUs” and individually as an “RSU”.
At the end of fiscal 2020, the Board of Directors adopted a Share Appreciation Rights Plan (the “SARs Plan”), allowing for the grant of non-dilutive share appreciation rights (“SARs”) to executive officers and other eligible participants as additional equity incentives. SARs granted under the SARs Plan will only have value if there is an appreciation in the price of the Common Shares over the vesting period. The value of a SAR generated at vesting, if any, can either be settled in cash or in Common Shares purchased on the open market. During fiscal 2020, SARs were used solely for a one-time award granted to the President and Chief Executive Officer, as described in the section entitled “One-Time Special Performance-Based Award to the President and CEO”. Such SARS will only have value if there is both an appreciation in the price of the Common Shares over the vesting period and the applicable performance vesting conditions are met.
For a more detailed description of the features of the LTI Plan and the SARs Plan, see Schedule “B” of this Circular.
LTIP awards help to achieve Gildan’s compensation objectives as follows:
•Annual LTIP awards, through the use of performance vesting, aims at bringing the total compensation received by Gildan’s executive officers to the 75th

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percentile of the Proxy Reference Group if the Company achieves its maximum performance goals.
•When applicable, through the use of time vesting for a portion of long-term compensation, annual and one-time LTIP awards help to achieve the Company’s objective of retaining executive officers.
In 2018, to better align the annual LTIP with the Company’s pay-for-performance philosophy and long-term shareholder value creation, the Compensation and Human Resources Committee recommended to the Board to change the award mix for Messrs. Chamandy, Harries, Hoffman and Masi from a combination of Options and PSUs to 100% PSUs. The absence of time-based vesting for the President and Chief Executive Officer, Executive Vice-President and Chief Financial and Administrative Officer, President, Sales, Marketing and Distribution and President, Manufacturing reinforces the objective of aligning their interests with those of the Company’s shareholders by ensuring that the vesting of the PSUs awarded annually is based entirely on achieving the Company’s strategic objectives. The annual LTIP mix for Mr. Ward is 50% PSUs and 50% Time Based RSUs.
Determination of Grants
All grants of RSUs, SARs and Options (if any) are approved by the Board of Directors, based on the recommendation of the Compensation and Human Resources Committee after considering the recommendation of the President and Chief Executive Officer, with the exception that any grant awarded to the President and Chief Executive Officer is determined and approved independently and without any input from him.
Treasury RSUs, Options and SARs are generally used for one-time awards to create strong alignment with shareholder interests, to attract talented candidates, or for retention purposes. PSUs, or a combination of PSUs and Time-Based RSUs, as applicable, are granted to executive officers on an annual basis as part of the long-term portion of their annual compensation. Annual LTIP award target levels are based on the expected impact of the role of the executive officer on the Company’s performance and strategic development as well as market benchmarking. Previous grants are not taken into account when considering new annual grants, as annual grants are determined by specific guidelines, such as a determined grant value.
At the beginning of fiscal 2020, in preparation for the annual benchmarking exercise, the Committee engaged WTW to review the positioning of the total direct compensation of the NEOs compared to the Proxy Reference Group in the case of Messrs. Chamandy, Harries, Hoffman and Masi, and to review the results of both the Proxy Reference Group and the benchmarking of vice-president and senior vice-president levels for Mr. Ward. Based on the results of this review, the annual LTIP target awards for Messrs. Harries, Hoffman, Masi and Ward remained the same. In the case of Mr. Chamandy, in lieu of an increase in base salary, the Committee decided to increase his annual LTIP target award from 450% to 475% of his base salary to further align his long-term interests with those of shareholders. See the section entitled “Base Salary”. In May of 2020, the target award for Rhodri J. Harries was adjusted to 250% of his salary in consideration of his high contribution level and the lower positioning of his overall compensation as compared to the median of the Proxy Reference Group. The target award for Chuck J. Ward was adjusted to 70% of his salary following his appointment to the position of Senior Vice-President, North America on August 1, 2020. Accordingly, for fiscal 2020, the target annual LTIP awards granted to the Named Executive Officers, as a percentage of base salary, were as follows:

Name	Fiscal 2020 Target Awards (% of Base Salary)	Mix of PSUs and Time-Based RSUs (% of Base Salary)(1)
		PSUs	Time-Based RSUs
Glenn J. Chamandy	475%	475%	—%
Rhodri J. Harries	200%	200%	—%
Michael R. Hoffman	200%	200%	—%
Benito A. Masi	200%	200%	—%
Chuck J. Ward	50%	25%	25%
(1)PSUs have the potential to vest at a maximum of 200% of the actual number of PSUs held at the vesting date.
For the purpose of determining the actual number of PSUs awarded as part of the annual LTIP, the Company uses the closing price of the Common Shares on the NYSE on the trading day following the day of the release of the Company’s fourth quarter financial results. By timing the annual LTIP grants to follow the release of the Company’s results, the Committee ensures that the grants occur on a date outside of the quarterly trading blackout period under the Company’s Insider Trading Policy.

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Effective as of March 1, 2021, the target annual award as a percentage of base salary for Glenn J. Chamandy will be adjusted from 475% to 480% of his base salary to position his total direct compensation at the median of the Proxy Reference Group. In addition, Chuck J. Ward’s target annual award will be adjusted to 110% following his promotion to the position of President, Sales, Marketing and Distribution, and his awards will consist entirely of PSUs. There are no changes to the LTIP targets for the other Named Executive Officers.
Performance Measures and Weightings
To encourage a long-term view of performance and to align the interests of executive officers with the interests of shareholders, annual LTIP awards of PSUs and Time-Based RSUs have vesting conditions that are based on the following criteria:

Award Type	Time	Gildan’s Financial Performance
PSUs(1)	—	100%
Time-Based RSUs	100%	—
(1)PSUs have the potential to vest at a maximum of 200% of the actual number of PSUs held at the vesting date, if Gildan’s financial performance exceeds the target performance by a certain percentage.
Vesting for PSUs
PSUs awarded to executive officers as part of the annual LTIP cliff-vest at the end of a three-year period. In addition, PSUs can vest at up to two times the actual number of PSUs held at the vesting date, based on the achievement of exceptional performance for the period. This feature aligns the Company’s pay practices with its compensation policy, which is to provide the potential for top quartile total compensation when Company performance is also top quartile.
PSUs awarded in fiscal 2018, 2019 and 2020 vest fully based on the attainment of the following three long-term strategic performance objectives, which are set based on the Company’s three-year financial forecasts for revenues, adjusted EPS, and RONA:
•Revenue: The Company’s annual revenue growth (3-year compounded annual growth rate);
•Adjusted EPS: The Company’s annual adjusted earnings per share growth (3-year compounded annual growth rate);
•RONA: The Company’s average return on net assets (3-year average).
Each year, the Committee determines the strategic performance objectives and weightings for the threshold, target and maximum payout levels for the annual LTIP grants as well as their weighting. PSUs awarded in fiscal 2019 and 2020 will vest as follows:

Financial Measure	Weighting	Threshold Payout	Target Payout	Maximum Payout
Revenue(1)	25%	40%	100%	200%
Adjusted EPS(2)	25%	40%	100%	200%
RONA (3)	50%	40%	100%	200%
(1)Revenue is defined as net sales.
(2)Adjusted EPS is calculated as Adjusted Net Earnings, divided by the diluted weighted average number of Common Shares outstanding.
(3)RONA is defined as the ratio of Adjusted Net Earnings, excluding net financial expenses and the amortization of intangible assets (excluding software) net of income tax recoveries related thereto, to average net assets for the last five quarters. Net assets are defined as the sum of total assets, excluding cash and cash equivalents, net deferred income taxes, and the accumulated amortization of intangible assets (excluding software), less total current liabilities excluding the current portion of lease obligations.
PSUs awarded in fiscal 2018 vested based on the following strategic performance objectives and weightings:

Financial Measure	Weighting	Threshold Payout	Target Payout	Maximum Payout
Revenue	33.3%	50%	100%	200%
Adjusted EPS	33.3%	50%	100%	200%
RONA	33.3%	50%	100%	200%
The measurement period of annual LTIP awards typically begins on the first day of the fiscal period in which the award is granted. However, with the onset of the COVID-19 pandemic and its impact on the Company’s long-term strategic plan, the Committee recognized that the performance objectives for the fiscal 2020 LTIP awards granted in February 2020 were no longer relevant. Accordingly, in October 2020, when management presented the Board with an updated long-term strategic plan, the Committee amended the performance objectives for the threshold, target and maximum payout levels for the 2020 annual LTIP awards to align them with the Company’s updated three-year financial forecasts for Revenue, adjusted EPS, and RONA.
PSUs awarded prior to fiscal 2018 vested fully based on the Company’s average return on assets performance for the period as compared to the companies in the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, at the time of grant, and were subject to the following relative performance-vesting schedule, with linear interpolation between the 40th percentile and the median and between the median and the 75th percentile:

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Financial Performance Relative to the S&P/TSX Capped Consumer Discretionary Index	Percentage of Award That Vests
Equal to or above the 90th percentile	200%
Equal to the 89th percentile	180%
Equal to the 88th percentile	160%
Equal to the 87th percentile	140%
Equal to the 86th percentile	120%
Equal to or above the 75th percentile and below the 86th percentile	100%
At the median	50%
Below the 40th percentile	0%
During fiscal 2020, the PSUs granted as part of the fiscal 2017 LTIP held by Messrs. Chamandy, Harries, Hoffman, Masi and Ward were subject to the relative performance-vesting schedule described above and, based on the actual results achieved, vested as follows:

Grant Date	Vesting Date	Financial Performance Relative to the S&P/TSX Capped Consumer Discretionary Index	Percentage of Award that Vested
November 6, 2017	November 5, 2020	46th percentile	30%
In February 2021, the PSUs granted as part of the fiscal 2018 LTIP held by Messrs. Chamandy, Harries, Hoffman, Masi and Ward were subject to three-year targets for Revenue, adjusted EPS and RONA and, based on actual results achieved, vested at 0%.
For the annual LTIP awards granted to the NEOs in March 2021, the Committee used the same metrics and weightings as the 2020 awards.
Vesting for Options
Options that were granted to executive officers as part of the annual LTIP prior to fiscal 2018 have a term of seven years and are not exercisable prior to the second anniversary of the grant date, with 25% being exercisable on and after each of the second, third, fourth and fifth anniversary of the grant date. As of fiscal 2018, Options are no longer awarded as a part of the annual LTIP grants. Options that are granted as part of special one-time retention awards have specific vesting features that are set forth in individual award agreements. See the section entitled “Special One-Time Awards”.
Vesting for SARs
Since the adoption of the SARs Plan in 2020, SARs have been used solely for a one-time award granted to the President and Chief Executive Officer. The performance vesting features of the SARs are described in the section entitled
“One-Time Special Performance-Based Award to the President and CEO”.
Dividends on Outstanding Restricted Share Units
In conjunction with the declaration of its quarterly cash dividend on the Common Shares, the Board also credits the holders of Treasury RSUs, Non-Treasury RSUs and PSUs with additional RSUs based on the amount of the dividend such holders would have received had their RSUs been Common Shares on the payment date of the dividend. The additional RSUs granted to each RSU holder have the same performance objectives and other terms and conditions as the underlying RSUs. For the purpose of this Circular, these additional RSU grants are referred to as “RSU Dividends”. Typically, RSU Dividends are awarded each year in April, June, September and December in line with the Board’s quarterly cash dividend policy. In April 2020, given the severity of the economic environment resulting from the COVID-19 pandemic, the Board decided to suspend the Company’s cash quarterly dividends, with the result that only one cash dividend of $0.154 per Common Share was paid on April 6, 2020. RSU holders therefore only received a single grant of RSU Dividends during fiscal 2020.
The number of RSU Dividends granted to each holder is calculated based on the value of the cash dividend the RSU holder would have received had their RSUs been Common Shares on the payment date of the dividend, divided by the higher of the closing price of the Common Shares on either the TSX or the NYSE expressed in a single currency, converted into the currency of the underlying grant, based on the exchange rate of the Bank of Canada on the business day preceding the payment date of the dividend.
Retirement Policy for the LTIP
Except as otherwise provided in the specific award agreement, LTIP participants, including executive officers, are eligible to benefit from extended vesting conditions for their Options, RSUs and SARs under Gildan’s Retirement Policy, provided certain “Retirement” or “Early Retirement” criteria are met. LTIP participants are eligible for retirement when they reach the age of 55 years, have at least five years of service, and their age plus their number of years of service equals at least 70.  LTIP participants are eligible for early retirement when they reach the age of 55 years and have at least five years of service. In both cases, LTIP participants must sign a non-compete and non-solicitation agreement with the Company in order to be eligible for the extended vesting conditions.
As further described in Schedule “B” of this Circular, when a participant qualifies for retirement, Options granted at least six months before the date of retirement will continue to vest and will remain exercisable until the original expiry date, and Options granted in the last six months will expire

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immediately. Similarly, RSUs and SARs granted at least six months before the date of retirement will continue to vest over their original vesting period, and RSUs and SARs granted in the last six months will be prorated and the performance portion of the award, if any, will be determined at the end of the original vesting period. When a participant qualifies for early retirement, Options that have vested by the date of early retirement may be exercised until the original expiry date, Options that have not vested will expire immediately, and RSUs and SARs will be prorated and the performance portion of the award, if any, will be determined at the end of the original vesting period.

Securities Authorized for Issuance Under Equity Compensation Plans
As at January 3, 2021, the table below provides the following with respect to the LTIP:
•The number of securities to be issued upon the exercise of outstanding options, warrants and rights;
•The weighted-average exercise price of such outstanding options, warrants and rights; and
•The number of securities remaining available for future issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the Second Column)
	(#)	($)	(#)
Equity compensation plan approved by security holders			117606(1)
- LTIP (Options granted in Canadian dollars)	1,462,976	$36.33
- LTIP (Options granted in U.S. dollars)	2,056,151	$27.27
- LTIP (Treasury RSUs)	43,485	N/A
(1)The Common Shares reserved for issuance under the LTIP are reserved for both the exercise of Options and the vesting of Treasury RSUs.
The Company does not have any equity compensation plans, under which equity securities are authorized for issuance, not previously approved by shareholders.
The table below provides the number of Options and Treasury RSUs granted each year (burn rates) under the LTIP for the fiscal year ended January 3, 2021 and for the two preceding fiscal years expressed as a percentage of the weighted average number of outstanding Common Shares for the applicable fiscal year.

Annual Burn Rates for the Most Recent Three Fiscal Years
Fiscal year	Options Burn Rate (1) (2)	Treasury RSUs Burn Rate (1) (3)
2020	0.70%	nil
2019	nil	0.01%
2018	nil	0.01%
(1)The burn rate is calculated by dividing the number of Options or Treasury RSUs, as applicable, granted during the applicable fiscal year by the weighted average number of Common Shares outstanding for the applicable fiscal year. It excludes forfeited Treasury RSUs and Options that are available for future grants.
(2)Options are no longer awarded as part of the annual LTIP grants since fiscal 2018. For Options awarded in fiscal 2020, please refer to the section entitled “Special One-Time Awards”.
(3)Treasury RSUs are generally used for one-time awards to attract talented candidates or for retention purposes. Since 2018, all treasury RSUs awarded cliff-vest at the end of a five-year vesting period, 100% on the basis of time.

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Short-Term Incentive Deferral Program
In September 2020, the Board adopted a Short-Term Incentive Deferral Program (the “STIDP”). The STIDP provides executive officers and other LTIP participants the opportunity to defer and receive the equivalent of up to 25% of their annual SCORES bonus payout (the “Employee Deferral Amount”) and a corresponding Company match (the “Company Match”) in the form of Time-Based RSUs, granted pursuant to the LTI Plan (the “Deferral Award”).
The STIDP aims to:
•Encourage senior executives and other eligible participants to be part of the Company’s long-term success through increased equity ownership; and
•Strengthen the link between compensation and performance since the Deferral Award will be subject to share price fluctuation.
The STIDP has the following features:
•Deferral elections must be made prior to the annual incentive being earned;(1)
•Deferral Awards will vest after a period of two years and nine months, in order to vest prior to the end of the third deferral year;
•For participants who elected to defer a portion of their fiscal 2020 annual incentive under the SCORES program, Deferral Awards were granted at the same time as the annual LTIP awards in February 2021;
•The Employee Deferral Amount is capped at 25% of the participant’s annual target bonus entitlement.
When a participant leaves the Company for any reason during the vesting period, the portion of the Deferral Award that represents the Employee Deferral Amount will be paid at the termination date. As for the portion of the Deferral Award that represents the Company Match, the payout level depends upon the reason for the termination of employment. If a participant’s employment terminates for any reason during the vesting period, other than due to “Retirement” or “Early Retirement” (as such terms are defined in Gildan’s Retirement Policy) then the portion of the Deferral Award that represents the Company Match will be forfeited. In the event of an Early Retirement, the participant will be entitled to receive a pro rata portion of the Company Match at the end of the vesting period. In the event of a Retirement, the participant will be entitled to receive the full Company Match at the end of the settlement period, except for any Deferral Award granted less than six months prior to the retirement date, in which case the Company Match will be pro-rated.
For fiscal 2020, all of the Named Executive Officers elected to defer 25% of their annual SCORES bonus payout, with a corresponding Company match in the form of Time-Based RSUs granted pursuant to the LTI Plan.
Special One-Time Awards
One-Time Special Performance-Based Award to the President and CEO
In recognition of the President and Chief Executive Officer’s key role in leading the Company through the COVID-19 crisis, accelerating the “Back to Basics” strategy, delivering on our executive succession planning objectives, and positioning Gildan for long-term growth, in November 2020, the Compensation and Human Resources Committee, with the support of WTW, recommended, and the Board of Directors approved, a special one-time performance-based equity award for Glenn J. Chamandy valued at $7.8 million.
This award is comprised of 850,000 premium-priced Options and 824,406 premium-priced SARs, both of which are structured to vest only when significant share price milestones are achieved. The Options and SARs have an exercise price and SAR grant price of $30.00, which in each case is equal to 113% of the closing price of the Common Shares on the NYSE on November 24, 2020, the last trading day prior to the date of the grant.
Furthermore, the Options will become exercisable and the SARs will vest only on the achievement of the following performance vesting conditions within a three-year vesting period:

Performance Level	Daily Closing Price of the Common Shares on the NYSE achieved for at least 30 consecutive trading days within the vesting period	Percentage of the Award that vests
Minimum	US$35.00	50%
Mid	US$40.00	75%
Maximum	US$45.00	100%
(1) Since the STIDP was adopted in September 2020, for fiscal 2020, deferral elections were made prior to the annual incentive earned from October 3, 2020 to fiscal year end (representing 25% of the full year incentive). As such, as a transitionary measure, participants were given the option to elect to defer up to 100% of their annual incentive applicable for that period.

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For the Options to become exercisable and for the SARs to vest at the levels set forth above, the daily closing price of the Common Shares on the NYSE of $35.00, $40.00 or $45.00 per share must be achieved and maintained for at least thirty consecutive trading days within the three-year vesting period. If these price targets are not met, the Options and SARs will expire at the end of the vesting period. The Options have a term of seven years and will expire in November 2027. At the vesting date, the SARs will be settled in cash or Common Shares purchased on the open market, at the Company’s option. This one-time special performance-based award is not subject to the extended vesting conditions provided in the Retirement Policy for the LTIP.
Considering these share price hurdles, including the fact that the share price of $45.00 would be a record for the Company, approximately $1.7 billion in market value (representing a share price increase of 32% over the share price at the grant date) will need to have been created before there is any vesting of the Options and SARs and $3.7 billion in market value will have been created (representing a share price increase of 70% over the share price at the grant date) if the awards achieve maximum vesting.
The Options have a term of seven years and will expire in November 2027. At the vesting date, the SARs will be settled in cash or Common Shares purchased on the open market, at the Company’s option.
Targeted Measures to Retain and Incentivize Critical Senior Executives
Given the recent business challenges and their impact on the Company’s LTIP, the Board recognized the critical need to retain and incentivize experienced and highly motivated senior executives to carry out the Company’s long-term strategic objectives. With the support of WTW, the Compensation and Human Resources Committee evaluated various alternatives and recommended the following special retention awards, which were approved by the Board of Directors in October 2020.
The Executive Vice-President, Chief Financial and Administrative Officer received an award valued at $5.2 million, consisting of 537,255 Options and 125,180 non-treasury Time-Based RSUs that vest over a period of three years as follows:
•50% of the RSUs, representing 25% of the total award, will vest on the first anniversary of the award date;
•The remaining 50% of the RSUs, representing 25% of the total award, will vest on the second anniversary of the award date; and
•The Options, representing 50% of the total award, will cliff-vest on the third anniversary of the award date and will expire in November 2027.
The President, Manufacturing received an award valued at $3.0 million consisting of non-treasury Time-Based RSUs that vest over a period of three years, with 25% of the award vesting on the first and second anniversary of the award date, respectively, and the remaining 50% of the award vesting on the third anniversary of the award date.

Other Compensation
Benefits and Perquisites
The Company’s executive officer benefits program includes life, medical, dental and disability insurance and a healthcare spending account, as applicable. This program also includes out-of-country emergency services in medical or personal security situations and a critical illness coverage for Mr. Chamandy. Messrs. Chamandy, Harries, Hoffman and Masi are credited on January 1 of each year with a perquisite account. The account is debited based on the actual costs of perquisites. Any unused balance at the end of the year is paid in cash. The perquisite account may be used for perquisites such as club memberships, personal insurance, health services or financial counseling. Mr. Ward is entitled to a monthly car allowance. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations. From time to time, the Compensation and Human Resources Committee engages its compensation consultant to conduct a compensation review of the perquisites paid to executive officers to ensure they are comparable to market surveys. Effective March 1, 2021, Mr. Ward is entitled to the perquisite account as a result of his promotion to the position of President, Sales, Marketing and Distribution.
Retirement Benefits
Under the Company’s retirement savings program, Glenn J. Chamandy and Rhodri J. Harries, and all other Canadian salaried employees receive, under the Deferred Profit Sharing Plan (“DPSP”), an amount equal to their contribution to their Registered Retirement Savings Plan (“RRSP”), up to a maximum of 5% of their annual base salary. In addition,

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COMPENSATION DISCUSSION AND ANALYSIS
should the Company’s contribution result in a total contribution made by the employee, or on behalf of the employee, in excess of the limit prescribed under Canadian law, the additional amount is credited under the Supplemental Executive Retirement Plan (“SERP”), which is an unfunded plan. For Benito A. Masi, the 5% Gildan contribution is fully credited under his SERP account.
Michael R. Hoffman and Chuck J. Ward receive from Gildan an amount equal to 50% of their own contributions under the Company’s 401(k) program, up to a maximum of 3% of their annual base salary or up to the maximum amount determined by the U.S. government. They are also credited by the Company under the U.S. SERP with an amount equal to 2% of their annual base salary and short-term incentive payout. In addition, should the Company’s contributions result in a total contribution made by the employee or on behalf of the employee in excess of the limit prescribed under U.S. law, the additional amount is credited under the U.S. SERP.
The following table presents the value accumulated under the above-mentioned retirement savings programs for each of the NEOs as of the beginning and end of fiscal 2020:

Name	Accumulated Value at Start of Year(1)	Compensatory(2)	Accumulated Value at Year-End(1)(3)
	($)	($)	($)
Glenn J. Chamandy	1,490,946	56,625	1,653,958
Rhodri J. Harries	222,088	33,111	305,632
Michael R. Hoffman	1,117,007	32,000	1,333,935
Benito A. Masi	638,615	27,547	767,226
Chuck J. Ward	459,595	20,850	576,295
(1)“Accumulated Value at Start of Year” and “Accumulated Value at Year-End” correspond to the sum of the balances in the following accounts of each Named Executive Officer: RRSP, DPSP and SERP (other than for Michael R. Hoffman and Chuck J. Ward, whose accumulated value corresponds to the sum of the balances in their accounts from the Company’s 401(k) and SERP programs, as applicable).
(2)“Compensatory” refers to the Company’s contributions under all the above-mentioned accounts.
(3)“Accumulated Value at Year-End” has been calculated as of December 31, 2020, when contributions are allocated and returns calculated.

Executive Share Ownership Policy
The Board of Directors believes that the economic interests of executive officers should be aligned with those of the Company’s shareholders. In that regard, the Board has adopted a formal share ownership policy (the “Executive Share Ownership Policy”) under which each executive officer is expected to own and maintain ownership of either Common Shares (owned directly, indirectly, or pursuant to contributions under the Employee Share Purchase Plan) or unvested RSUs, (Treasury or Non-Treasury, granted pursuant to Gildan’s LTIP), with a total market value of not less than a specified multiple of the executive officer’s base salary. Executive officers have five years from the date they become subject to the Executive Share Ownership Policy to meet the requirement, after which they must maintain compliance with the requirement for the duration of their employment with the Company. In addition, the President and Chief Executive Officer is required to maintain his share ownership requirement for a period of one year following retirement from the Company.
The following table sets forth the ownership requirements by executive level under the Executive Share Ownership Policy:

Executive Level	Multiple of Base Salary
President and Chief Executive Officer	6 x Base Salary
Executive Vice-Presidents and Divisional Presidents	3 x Base Salary
Senior Vice-Presidents or equivalent	1.5 x Base Salary
Executives subject to the Executive Share Ownership Policy are expected to not sell Common Shares acquired under Gildan’s LTIP until the share ownership requirement is achieved, except as required to cover the tax liability associated with the vesting of RSUs.
Non-Hedging Policy
Pursuant to the Company’s Insider Trading Policy, executive officers, directors and all other insiders are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to monetize, hedge or offset a decrease in the market value of equity securities granted to such executive officer, director or other insider as compensation or held directly or indirectly by the executive officer, director or other insider.

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Share Ownership Levels
The table below summarizes the NEOs’ share ownership levels as at January 3, 2021. All of the NEOs are currently in compliance with the ownership requirement of the Executive Share Ownership Policy:

Name	Annual Base Salary(1)	Actual Ownership(2)				Total Ownership as a Multiple Base Salary	Ownership Requirements	Meets Requirement
		($/#)
		Common Shares Beneficially Owned		Unvested Restricted Share Units(3)	Total Ownership
	($)
Glenn J. Chamandy	1,200,000	99,143,184/ 3,380,533	(4)	15,766,970/ 537,614	114,910,155/ 3,918,147	95.76 x	6 x Base Salary	yes
Rhodri J. Harries	775,000	3,803,947/ 129,705		7,394,094/ 252,120	11,198,041/ 381,825	14.45 x	3 x Base Salary	yes
Michael R. Hoffman	625,000	3,074,333/ 104,827		4,127,636/ 140,742	7,201,969/ 245,569	11.52 x	3 x Base Salary	yes
Benito A. Masi	600,000	5,233,700/ 178,456		7,658,689/ 261,142	12,892,389/ 439,598	21.49 x	3 x Base Salary	yes
Chuck J. Ward	450,000	886,634/ 30,232		486,546/ 16,590	1,373,181/ 46,822	3.05 x	1.5 x Base Salary	yes
(1)The base salary used to calculate the ownership requirement is as at January 3, 2021.
(2)The dollar value of actual ownership is calculated using the Bank of Canada closing rate of 1.2732 as of December 31, 2020 and the value of C$37.34, which is the higher of the weighted average closing prices of the Common Shares on the TSX for the five trading days preceding the date of the calculation or the three year average market price of the Common Shares on the TSX.
(3)These amounts include unvested PSUs, calculated at target (100% vesting), 20,722 Treasury RSUs in the cases of Michael R. Hoffman and 125,180 and 144,439 Non-Treasury RSUs in the case of Benito A. Masi and Rhodri J. Harries respectively.
(4)Includes 3,171,600 Common Shares which are owned by entities controlled by Mr. Chamandy.
(5)Mr. Ward’s share ownership requirements will increase to three times his base salary as of March 1, 2021, following his appointment to the position of President, Sales, Marketing and Distribution.

Risk Assessment of Executive Compensation Program
In fiscal 2020, the Compensation and Human Resources Committee reviewed Gildan’s compensation program, policies and practices in each of the key areas discussed below and did not identify any material risks that are likely to have a material adverse effect on the Company. This process was conducted under the supervision of the compensation advisor, WTW, and their risk assessment matrix.
Board Oversight
The Committee has oversight over pay plans for the highest-risk business activities and highest-risk positions and monitors compensation-related risks annually. It also has discretion in modifying pay outcomes for the SCORES plan and LTIP awards if it deems necessary to address potential issues. Gildan adopted a Clawback Policy thus providing the Committee with the ability to recapture incentive-based compensation that was paid based on financial results that are subsequently restated due to fraud or misconduct, which is the norm in the market.
Pay Philosophy and Balance
Gildan has a compensation policy anchored at the median of an industry specific peer group. Current compensation levels at Gildan are generally in line with this policy and are re-adjusted whenever necessary. The peer group is defined based on relevant financial and non-financial selection criteria to identify companies of similar industry, size and complexity and against which Gildan competes for executive talent. Compensation programs of the NEOs and other executives at Gildan provide a good balance between fixed and variable compensation, where variable at-risk compensation represents a significant portion of the overall compensation package which motivates the achievement of superior performance. Variable compensation is not excessive and fixed compensation levels are adequate to discourage excessive risk-taking behaviours. Half or most of the variable compensation is delivered through long-term incentives thus discouraging NEOs and other executives from achieving short-term unsustained performance at the expense of future sustained performance. With the introduction of the STIDP in fiscal 2020, the NEOs and key employees now have the option to defer a portion of their SCORES payout in Time-Based RSUs, further aligning their interests with those of the shareholders and ensuring the achievement of future sustained performance. In addition, Common Shares delivered through long-term incentives

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COMPENSATION DISCUSSION AND ANALYSIS
cannot be sold if minimum share ownership guidelines have not yet been achieved, further aligning the interests of NEOs and other executives with those of the shareholders. Long-term incentives for the President and Chief Executive Officer, the Executive Vice-President and Chief Financial and Administrative Officer, the President, Sales, Marketing and Distribution and the President, Manufacturing are also delivered 100% in PSUs and are therefore 100% linked to performance objectives further motivating those individuals that have a significant impact on the Company in achieving superior performance. Performance under incentive plans is measured based on the achievement of multiple financial and strategic objectives minimizing corporate-wide risks. The Committee also considers that the severance and change of control arrangements do not represent a significant risk that is likely to have a material adverse effect on Gildan.
Since fiscal 2019, the Executive Share Ownership Policy includes a requirement for the President and Chief Executive Officer to maintain his minimum share ownership for one year following his retirement from the Company, further aligning and protecting the interests of the shareholders.
Pay Plan Design
Payout ranges under both the SCORES and LTIP plans have no minimum payout guaranteed and both have sufficient downside to penalize for poor performance while having sufficient upside for outstanding performance, with a maximum payout opportunity to discourage excessive risk-taking. Plan cost is evaluated and sensitivity analyses are conducted on payout outcomes to ensure incentive plan affordability. Long-term incentive awards are made on an annual basis subject to three-year vesting schedules creating overlapping performance cycles that provide a hedge against excessive risk-taking while also encouraging retention. Stock ownership guidelines with a sufficient minimum requirement are in place further aligning the interests of executives with those of the shareholders on the long-term and discouraging excessive risk-taking for quick but unsustainable share price appreciation. An anti-hedging policy is in place to mitigate the downside risk associated with share-based awards.
Performance Metrics
A rigorous process is undertaken when setting performance targets and ranges. Such process considers Gildan’s strategic plan and internal budgets with back-testing analyses conducted accordingly. The SCORES and LTIP plans incorporate objectives that provide a balanced mix of top and bottom line metrics. In addition, individual strategic objectives under the SCORES plan also provide line-of-sight to participants on their performance objectives.
Operational Oversight
Compensation scheme and pay programs, including incentive plan outcomes, are holistically assessed every year to measure compensation-related risks and make changes as necessary. Actual compensation paid is assessed every year by the Committee with clear oversight rules and considerations are made to evaluate payout outcomes in relation to risk taken, overall business performance and individual performance.
Clawback Policy
Gildan adopted a Clawback Policy, which is reviewed from time to time, to ensure the Company is able to take direct action against any executive officer who receives incentive-based compensation that was paid based on financial results that are subsequently restated due to fraud or misconduct. Accordingly, in the event that the Company is required to prepare an accounting restatement due to material non-compliance with financial reporting requirements where the non-compliance results from misconduct, the Board may, in its discretion, require each executive officer who received cash-based or equity-based incentive compensation during the 36-month period immediately preceding the date on which the Company is notified that it is required to prepare such accounting restatement to repay and/or forfeit the amount by which such person’s cash-based or equity-based incentive compensation for the relevant period exceeded the lower payment that would have been made based on the restated financial results. The Board has discretion to cancel awards, withhold payments or take such other actions as it deems appropriate to recoup all recoverable amounts from the NEOs and other executive officers.

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COMPENSATION DISCUSSION AND ANALYSIS
Named Executive Officers’ Compensation
Summary Compensation Table
The Summary Compensation Table set forth below shows compensation information for the Named Executive Officers for services rendered in all capacities during the fiscal years 2020 (ended January 3, 2021), 2019 (ended December 29, 2019) and 2018 (ended December 30, 2018). All amounts are presented in U.S. dollars and any applicable amounts in other currencies have been converted to U.S. dollars.
For compensation related to previous years, please refer to the Company’s management information circulars filed with Canadian securities commissions and available at www.sedar.com or filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

							Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary(1)	Share-Based Awards(2)		Option-Based Awards(3)		Annual Incentive Plans		Long-Term Incentive Plans	Pension Value(4)		All Other Compensation(5)		Total Compensation
		($)	($)		($)		($)		($)	($)		($)		($)
Glenn J. Chamandy President and CEO	2020	1,068,462	5,699,980		7,809,429	(11)	1,834,615	(15)	N/A	56,625		115,150	(6)	16,584,260
	2019	1,200,000	5,399,970		—		360,000		N/A	60,958		113,976		7,134,904
	2018	1,200,000	4,799,990		—		1,800,000		N/A	56,330		111,586		7,967,906
Rhodri J. Harries Executive Vice-President, CFO and CAO	2020	660,048	3,949,983	(12)	2,599,997	(13)	566,170	(15)	N/A	33,111		—		7,809,309
	2019	666,538	1,249,971		—		99,981		N/A	33,850		—		2,050,340
	2018	616,731	1,149,986		—		462,548		N/A	28,326		706,287		2,963,878
Michael R. Hoffman President, Sales, Marketing and Distribution	2020	558,894	1,249,985		—		477,764	(15)	N/A	32,000		325,765	(8)	2,644,408
	2019	620,833	1,199,982		—		93,125		N/A	53,229		350,044		2,317,213
	2018	591,667	2,299,956	(10)	—		443,750		N/A	55,777		365,535		3,756,685
Benito A. Masi President, Manufacturing	2020	534,231	4,199,978	(14)	—		458,653	(15)	N/A	27,547	(7)	207,668	(9)	5,428,077
	2019	595,833	1,149,993		—		89,375		N/A	30,231	(7)	231,803		2,097,235
	2018	570,833	1,099,989		—		428,125		N/A	27,131	(7)	222,351		2,348,429
Chuck J. Ward Senior Vice-President, North America	2020	380,497	187,498		—		222,986	(15)	N/A	20,850		—		811,830
	2019	370,769	174,980		—		51,908		N/A	26,160		—		623,817
	2018	345,454	128,980		—		143,018		N/A	26,559		—		644,011
(1)The amounts represent the earned salary received by each NEO in the applicable fiscal year or other circumstances. The annualized base salary may differ due to the timing of salary increases during the year or other circumstances. Fiscal 2020 was 53 weeks and base salaries were temporarily reduced as part of the Company-wide cash preservation measures described in the section entitled “Base Salary”. The annualized base salary for the most recently completed fiscal year is also presented in the section entitled “Base Salary”.
(2)The number of PSUs (or the number of Time-Based RSUs and PSUs in the case of Mr. Ward) granted is determined by dividing the target award by the value of the closing price of the Common Shares on the NYSE on the last trading day before the grants, which was $27.34 for the grant of February 24, 2020, $35.08 for the grant of February 22, 2019 and $29.76 for the grant of February 26, 2018. The value of the award is determined by multiplying the number of PSUs (or the number of Time-Based RSUs and PSUs in the case of Mr. Ward) awarded by the closing price of the Common Shares on the NYSE.
(3)As described in the section entitled “Long-Term incentives”, effective 2018, the Company no longer awards Options as part of the annual grants under the LTIP.
(4)“Pension Value” only includes employer contributions.
(5)“All Other Compensation” represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer’s total salary for the applicable fiscal year. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer when applicable.
(6)This amount includes C$83,029 for a critical illness policy for fiscal 2020.
(7)Amounts for Benito A. Masi’s SERP account are recorded in Canadian dollars on a monthly basis using the monthly average rate of the Bank of Canada and converted to U.S. dollars using the Bank of Canada rate on December 31, 2020, the last trading day of fiscal 2020, of 1.2732.
(8)This amount includes $82,031 for an expatriate international allowance, $84,000 for an expatriate housing allowance and $94,257 for a compensation of supplemental taxes incurred in consideration of Mr. Hoffman’s expatriation to Barbados.
(9)This amount includes $131,250 for an expatriate international allowance.
(10)This amount includes a one-time grant of 19,933 Non-Treasury RSUs and a one-time grant of 19,933 Treasury RSUs. See the section entitled “Special One-Time Equity Award” in the Company’s management information circular dated March 6, 2019. The portion of the award consisting of Non-Treasury RSUs vested on May 3, 2020, as described in footnote 5 of the section entitled “Value Vested or Earned During the Year” and the portion consisting of Treasury RSUs was forfeited in February 2021 following Mr. Hoffman’s retirement.
(11)This amount includes the one-time grant of 850,000 premium-priced Options and 824,406 premium-priced SARs, as described in the section entitled “One-Time Special Performance-Based Award to the President and CEO”. Both the Options and the SARs cliff-vest on November 24, 2023 and their vesting percentage is subject to the attainment of specific share price hurdles during the three-year vesting period. As such, the Options and SARs will vest at specific levels if certain share prices are achieved and maintained on the NYSE for 30 consecutive trading days (the awards will vest at 100%, 75% and 50% based on the price hurdles of $45.00, $40.00 and $35.00 respectively). The Options have an exercise price of $30,00 and a term of seven (7) years and the SARs can be settled in cash or in Common Shares based upon the excess value between the share price as of vesting date and $30,00. The compensation value is based on a Black-Scholes factor of 17.6% and is based on the following assumptions: (i) term of 7 years, (ii) expected life of 5 years, (iii) risk-free interest rate of 0.40%, (iv) expected volatility (5-year) of 36.91% and (v) expected dividend yield of 2.42%. The fair value for accounting purposes of the Options and the SARs is $8,460,964. The volatility assumptions used to calculate the grant date fair value of the award differ from those used to calculate the accounting fair value, and are consistent with assumptions used for the purpose of determining compensation values.
(12)This amount includes a one-time grant of Non-Treasury RSUs, as described in the section entitled “Targeted Measures to Retain and Incentivize Critical Senior Executives”. This grant of 125,180 Non-Treasury RSUs vests in two tranches of 50% each. The first tranche vests on November 1, 2021 and the second tranche vests on November 1, 2022. The award is subject to the vesting conditions described in the section entitled “Performance Measure and Weightings” with the exception it is not subject to the extended vesting conditions provided in the Retirement Policy for LTIP. The value of this grant is $2,599,989 based on the October 30, 2020 closing price of the Common Share on the on the NYSE of $20.77.
(13)This amount is the one-time grant of Options, as described in the section entitled “Targeted Measures to Retain and Incentivize Critical Senior Executives”. This grant of 537,255 Options cliff-vests on November 1, 2023 and has a maximum term of 7 years and an exercise price of $20.77. Its value was established using a Black-Scholes factor of

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23.3% calculated based on the following assumptions : (i) term of 7 years, (ii) expected life of 5 years, (iii) risk-free interest rate of 0.38%, (iv) expected volatility (5-year) of 36.21% and (v) expected dividend yield of 2.97%. The value of this grant is $2,599,997.
(14)This amount includes a one-time grant of Non-Treasury RSUs, as described in the section entitled “Targeted Measures to Retain and Incentivize Critical Senior Executives”. This grant of 144,439 Non-Treasury RSUs vests in three tranches of 25%, 25% and 50%, respectively. The first tranche vests on November 1, 2021, the second tranche vests on November 1, 2022, and the third tranche vests on November 1, 2023. The award is subject to the vesting conditions as described in the section entitled “Performance Measure and Weightings” with the exception that it is not subject to the extended vesting conditions provided in the Retirement Policy for LTIP. The value of this grant is $2,999,998 based on the October 30, 2020 closing price of the Common Share on the on the NYSE of $20.77.
(15)For the purposes of the fiscal 2020 SCORES payouts, the calculation has been made using the regular base salary and did not take into account the temporary salary reductions, further described in the section entitled “Base Salary”.
To demonstrate the link between NEO compensation and Company performance, the following table shows the total cost of compensation to the NEOs as a percentage of the Company’s net income (loss) after tax and as a percentage of the equity market capitalization for fiscal 2020 and 2019:

Fiscal Year	Total Cost of Compensation to Named Executive Officers(1)	Total Cost of Compensation to Named Executive Officers/ Total Net Earnings (Loss)	Total Cost of Compensation to Named Executive Officers/ Total Equity Market Capitalization
	($)	(%)	(%)
2020	7,446,083	(3.3)	0.1
2019	14,323,169	5.5	0.2
(1)The “Total Cost of Compensation to Named Executive Officers” represents the total compensation cost for the applicable Named Executive Officers recognized in the Company’s net earnings for fiscal 2020 and fiscal 2019 in accordance with International Financial Reporting Standards.  The amounts recognized in net earnings for Named Executive Officer compensation, other than share-based awards, consist of the sum of the amounts under the columns “Salary”, “Non-Equity Incentive Plan Compensation”, “Pension Value” and “All Other Compensation”.  The amounts recognized in net earnings for Named Executive Officer share-based compensation are based on the recognition of the total compensation cost of share-based awards over their vesting periods, in accordance with the Company’s accounting policy for share-based payments as disclosed in note 3(bb) to the Company’s audited consolidated financial statements for the year ended January 3, 2021. During the year ended January 3, 2021, share-based compensation expense reflected the final vesting percentages for the 2017 PSU grants (30%) and the 2018 PSU grants (0%), as well as a revised estimate for the achievement of performance factors relating to the 2019 PSU grants, resulting in a reduction of share-based compensation expenses.

Short-Term Incentive Plan Awards
Non-Equity Incentive (SCORES) Award for Fiscal 2020
In fiscal 2020, actual STIP payouts as a percentage of base salary, and actual awards paid were as follows:

Name	Target Payout as a Percentage of Salary (1)	Payout Range as a Percentage of Salary (Up to Two Times Target) (2)	Actual Payout as a Percentage of Salary (1)	Actual Award
Glenn J. Chamandy	150%	0-300%	150%	$1,834,615
Rhodri J. Harries	75%	0-150%	75%	$566,170
Michael R. Hoffman	75%	0-150%	75%	$477,764
Benito A. Masi	75%	0-150%	75%	$458,653
Chuck J. Ward (3)	40% / 70%	0-80% / 0-140%	54%	$222,986
(1)For the purposes of the fiscal 2020 SCORES payouts, the calculation was made using the regular base salary and did not take into account the temporary salary reductions described in the section entitled “Base Salary”.
(2)As described in the section entitled "Short-Term Incentive (SCORES)", for fiscal 2020, the maximum payout opportunity was capped at a maximum of 100% of target.
(3)Target payout as a percentage of salary for Chuck J. Ward was 40% for the period from December 30, 2019 to July 31, 2020 and was 70% from August 1, 2020 to January 2, 2021.
Based on the results described above, the fiscal 2020 short-term incentive payout was 100% of target for the Named Executive Officers.

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COMPENSATION DISCUSSION AND ANALYSIS
Long-Term Incentive Plan Awards
Share-Based and Option-Based Awards in 2020
The following table presents the total value of annual LTIP awards granted and still outstanding to NEOs in fiscal 2020:

Name	Grant Date	Base Salary at Grant Date	Target Awards (% of Base Salary)	Mix of PSUs and Time-Based RSUs (% of Base Salary)		Value of PSUs and Time-Based RSUs Granted(1)		Total Value
				PSUs	Time-Based RSUs	PSUs(2)	Time-Based RSUs
Glenn J. Chamandy	Feb 24, 2020	$1,200,000	475%	475%	0%	$5,699,980	$0	$5,699,980
Rhodri J. Harries	Feb 24, 2020	$675,000	200%	200%	0%	$1,349,995	$0	$1,349,995
Michael R. Hoffman	Feb 24, 2020	$625,000	200%	200%	0%	$1,249,985	$0	$1,249,985
Benito A. Masi	Feb 24, 2020	$600,000	200%	200%	0%	$1,199,980	$0	$1,199,980
Chuck J. Ward	Feb 24, 2020	$375,000	50%	25%	25%	$93,749	$93,749	$187,498
(1)For the calculation methodology, please refer to footnote 2 in the Summary Compensation Table.
(2)PSUs have the potential to vest at a maximum of 200% of the actual number of PSUs held at the vesting date.
In addition to the annual awards, Messrs. Chamandy, Harries and Masi received a special award, as previously described in the section entitled “Special One-Time Awards”.
During fiscal 2020, an aggregate of 967,137 Non-Treasury RSUs and PSUs were granted to executive officers and key employees under the LTIP, representing, in the aggregate, 0.49% of the weighted average number of outstanding Common Shares for the fiscal year.
Value Vested or Earned During the Year
The following table shows the value of incentive plan awards that vested or were earned for each Named Executive Officer during the fiscal year ended January 3, 2021:

Name	Option-Based Awards - Value Vested During the Year(1)	Share-Based Awards - Value Vested During the Year(2)		Non-Equity Incentive Plan Compensation - Value Earned During the Year (SCORES)
	($)	($)		($)
Glenn J. Chamandy	—	575,263		1,834,615
Rhodri J. Harries	— (3)	1,490,910	(4)	566,170
Michael R. Hoffman	—	364,185	(5)	477,764
Benito A. Masi	—	131,827		458,653
Chuck J. Ward	—	66,963		222,986
(1)“Option-Based Awards Value Vested During the Year” represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date (or the most recent preceding trading day where such vesting date is a non-trading day), based on the difference between the exercise price and the closing price of the Common Shares on the NYSE starting with the 2017 awards and on the TSX for the previous award years, as applicable. The vesting of a tranche may occur on different dates in consideration of the original grant date of each award. Accordingly, for the November 6, 2020 vesting, the closing price of the Common Shares on the NYSE was US$20.93. For the November 7, 2020 vesting, the closing price of the Common Shares on the TSX was C$27.29. For the November 16, 2020 vesting, the closing price of the Common Shares on the TSX was C$31.57. None of the Options that vested during the year were in-the-money at their respective date of vesting.
(2)“Share-Based Awards Value Vested During the Year” represents the Time-Based RSUs and PSUs granted on November 7, 2017 as part of the fiscal 2017 annual LTIP awards which vested at 30% for Messrs. Chamandy, Harries, Hoffman and Masi, and at an aggregate of 65% for Mr. Ward, as his PSUs vested at 30% and his Time-Based RSUs vested at 100%. The value is calculated by multiplying the number of Time-Based RSUs and PSUs held by the Named Executive Officer at the vesting date, by the closing price of the Common Shares on the NYSE on the vesting date, which was US$22.10 on November 5, 2020.
(3)Includes the special one-time award of 282,737 Options granted on August 17, 2015, which vested on August 17, 2020, calculated using the closing price on the Common Shares on the TSX of C$26.00, the day immediately preceding the vesting date. The Options were not in-the-money at the date of vesting.
(4)Includes an amount of $1,353,094 corresponding to the special one-time award of Treasury RSUs granted on August 17, 2015, which vested on August 16, 2020. The original award was 61,619 RSUs and between the grant date and the vesting date, 4,341 RSU Dividends were granted in respect to this award. The value of the vested award was determined using the price of C$26.00, the closing price on the TSX on August 14, 2020, the day immediately preceding the vesting date. The vesting value of C$1,722,760 was converted to U.S. dollars using the Bank of Canada rate on December 31, 2020, the last trading day of 2020, of 1.2732.
(5)Includes an amount of $232,358 corresponding to the special one-time award of Non-Treasury RSUs granted on May 4, 2018, which vested on May 3, 2020. The original award was 19,933 RSUs and between the grant date and the vesting date, 655 RSU Dividends were granted in respect of this award. This award was contingent upon meeting certain performance criteria tied to the integration of the two sales organizations and vested at a factor of 83%. Accordingly, a total of 17,199 RSUs vested and the corresponding vesting value was determined using the price of $13.51, the closing price on the NYSE on May 1, 2020, the day immediately preceding the vesting date.

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COMPENSATION DISCUSSION AND ANALYSIS
Options Exercised During the Year
During fiscal 2020, NEOs exercised the following Options:

Name	Number of Options Exercised	Option Exercise Price	Gain Realized(1)
	(#)	(C$)	($)
Michael R. Hoffman	43,628	24.22	160,538
Benito A. Masi	43,628	24.22	136,760
(1)The gain realized is calculated based on the difference between the market value of the Common Shares on the TSX upon exercise and the exercise price of the Options, multiplied by the number of exercised Options, converted to U.S. dollars based on the Bank of Canada exchange rate on December 31, 2020, the last trading day of fiscal 2020, of 1.2732.
Outstanding Option-Based Awards and Share-Based Awards
The following table shows all Option-based and Common Share-based awards outstanding to NEOs as at January 3, 2021, the last day of fiscal 2020:

Name	Option-Based Awards						Share-Based Awards
	Issuance Date	Number of Securities Underlying Unexercised Options(1)		Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options(2)	Issuance Date	Number of Shares or Units of Shares That Have Not Vested(1) (3)		Market or Payout Value of Share-Based Awards That Have Not Vested(4)		Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed
Glenn J. Chamandy	November 25, 2020	850,000	(5)	US$30.00	Nov 24, 2027	$—	Feb 24, 2020	211,039		$5,911,202
	November 25, 2020	824,406	(6)	US$30.00	Nov 24, 2023		Feb 25, 2019	158,249		$4,432,554
	November 6, 2017	393,952		US$29.01	Nov 5, 2024	$—	Feb 26, 2018	168,326		$4,714,811	(11)
	November 7, 2016	275,439		C$33.01	Nov 6, 2023	$558,147
	November 16, 2015	295,920		C$38.01	Nov 15, 2022	$—
	October 6, 2014	42,759		C$30.46	Oct 5, 2021	$172,285
Rhodri J. Harries	November 2, 2020	537,255		US$20.77	Nov 1, 2027	$3,889,726	Nov 2, 2020	125,180	(8)	$3,506,292
	November 6, 2017	94,384		US$29.01	Nov 5, 2024	$—	Feb 24, 2020	49,982		$1,399,996
	November 7, 2016	108,155		C$33.01	Nov 6, 2023	$219,164	Feb 25, 2019	36,631		$1,026,034
	November 16, 2015	87,148		C$38.01	Nov 15, 2022	$—	Feb 26, 2018	40,327		$1,129,559	(11)
	August 17, 2015	282,737	(7)	C$42.27	Aug 16, 2025	$—
Michael R. Hoffman	November 6, 2017	90,280		US$29.01	Nov 5, 2024	$—	Feb 24, 2020	46,280		$1,296,303
	November 7, 2016	79,571		C$33.01	Nov 6, 2023	$161,242	Feb 25, 2019	35,166		$985,000
	November 16, 2015	64,116		C$38.01	Nov 15, 2022	$—	May 4, 2018	20,722	(9)	$580,423
	October 6, 2014	41,722		C$30.46	Oct 5, 2021	$168,107	Feb 26, 2018	38,574		$1,080,458	(11)
Benito Masi	November 6, 2017	90,280		US$29.01	Nov 5, 2024	$—	Nov 2, 2020	144,439	(10)	$4,045,736
	November 7, 2016	79,571		C$33.01	Nov 6, 2023	$161,242	Feb 24, 2020	44,428		$1,244,428
	November 16, 2015	64,116		C$38.01	Nov 15, 2022	$—	Feb 25, 2019	33,701		$943,965
	October 6, 2014	41,722		C$30.46	Oct 5, 2021	$168,107	Feb 26, 2018	38,574		$1,080,458	(11)
Chuck J. Ward							Feb 24, 2020	6,942		$194,445
							Feb 25, 2019	5,126		$143,579
							Feb 26, 2018	4,522		$126,661	(11)
(1)The “Number of Securities Underlying Unexercised Options” and the “Number of Shares or Units of Shares That Have Not Vested” (Treasury RSUs, Time-Based RSUs, PSUs and RSU Dividends) represent all awards outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year. The number of PSUs shown is at target (100% vesting).
(2)“Value of Unexercised In-the-Money Options” at fiscal year-end is calculated based on the difference between the closing price of the Common Shares on the NYSE or the TSX, as applicable, on December 31, 2020, the last trading day prior to the fiscal year-end, of $28.01 and C$35.59 respectively, and the exercise price of the Options, multiplied by the number of unexercised Options, expressed in U.S. dollars. The aggregate value was converted to U.S. dollars using the Bank of Canada rate on December 31, 2020, the last trading day of fiscal 2020, of 1.2732. The special one-time performance award of Mr. Chamandy, consisting of Options and SARs, is calculated both with the closing price on December 31, 2020, the last trading day of fiscal 2020, and the vesting percentage achieved upon meeting the performance vesting conditions. As of January 3, 2021, none of the performance conditions were met.
(3)“Number of Shares or Units of Shares that Have Not Vested” includes all grants of RSU Dividends. During fiscal 2020, Glenn J. Chamandy was awarded 2,554, 1,915 and 2,037 RSU Dividends in respect of his awards granted on February 24, 2020, February 25, 2019 and February 26, 2018, respectively. During fiscal 2020, Rhodri J. Harries was awarded 604, 444 and 488 RSU Dividends in respect of his awards granted on February 24, 2020, February 25, 2019 and February 26, 2018, respectively. During fiscal 2020, Michael R. Hoffman was awarded 560, 426, 251 and 467 RSU Dividends in respect of his awards granted on February 24, 2020, February 25, 2019, May 4, 2018 and February 26, 2018, respectively. During fiscal 2020, Benito A. Masi was awarded 537, 408 and 467 RSU Dividends in respect of his awards granted on February 24, 2020, February 25, 2019 and February 26, 2018, respectively. During fiscal 2020, Chuck J. Ward was awarded 84, 62 and 54 RSU Dividends in respect of his awards granted on February 24, 2020, February 25, 2019 and February 26, 2018, respectively.
(4)“Market or Payout Value of Share-Based Awards That Have Not Vested”, expressed in U.S. dollars, is determined at target (100%) by multiplying the number of RSUs (Treasury RSUs, Time-Based RSUs, PSUs and RSU Dividends) held at fiscal year-end, by the closing price of the Common Shares on the NYSE or the TSX, as applicable, on December 31, 2020, the last trading day prior to the fiscal year-end of US$28.01 and C$35.59, respectively. At maximum vesting, the PSUs (and inclusive of Time-Based RSUs in the case of Mr. Ward) granted on February 24, 2020 to Messrs. Chamandy, Harries, Hoffman, Masi and Ward would have payout values of $11,822,404, $2,799,992, $2,592,606, $2,488,856 and $291,668, respectively. At maximum vesting, the PSUs (and inclusive of Time-Based RSUs in the case of Mr. Ward) granted on February 25, 2019 to Messrs. Chamandy, Harries, Hoffman, Masi and Ward would have payout values of $8,865,108, $2,052,068, $1,970,000, $1,887,930 and $215,369, respectively. At

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COMPENSATION DISCUSSION AND ANALYSIS
maximum vesting, the PSUs (and inclusive of Time-Based RSUs in the case of Mr. Ward) granted on February 26, 2018 to Messrs. Chamandy, Harries, Hoffman, Masi and Ward would have payout values of $9,429,622, $2,259,118, $2,160,916, $2,160,916 and $189,992, respectively.
(5)This is the one-time award of Options described in the Summary Compensation Table.
(6)This is the one-time award of SARs described in the Summary Compensation Table.
(7)This one-time award of Options is further described in the Summary Compensation Table of the Company's management information circular dated March 9, 2016. This award cliff-vested on its fifth award anniversary and has a term of 10 years.
(8)This is the one-time award of Non-Treasury RSUs described in the Summary Compensation Table
(9)This is the one-time award of Treasury RSUs described in the Summary Compensation Table. The original award of Treasury RSUs was 19,933. Between the grant date and January 3, 2021, 789 RSU Dividends have been granted in respect of this award.
(10)This is the one-time award of Non-Treasury RSUs described in the Summary Compensation Table.
(11)The PSUs granted as part of the fiscal 2018 LTIP held by Messrs. Chamandy, Harries, Hoffman, Masi and Ward were subject to three-year targets for Revenue, adjusted EPS and RONA and, based on actual results achieved, vested on February 25, 2021 at 0%. Mr. Ward received the time-based portion, representing 50% of the award.
Termination of Employment and Change of Control
The Company has entered into employment agreements (the “Employment Agreements”) and change of control agreements (the “Change of Control Agreements”) with Messrs. Chamandy, Harries, Hoffman and Masi to provide them with certainty as to their employment conditions and benefits, including in the event of termination without cause and a change of control. The Company has also entered into an amended employment agreement with Mr. Ward following his appointment to the position of Senior Vice-President, North America.
Employment Agreements
The Employment Agreements provide that the Company will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Company’s policies.
The Employment Agreements have an indefinite term. Nonetheless, the Company may terminate the employment of the executive upon death, disability, breach of the Employment Agreement or for cause without making any severance payments. In addition, the executive may terminate his employment at any time upon at least six months’ written notice in the case of Mr. Chamandy and upon at least two months’ written notice in the case of Messrs. Harries, Hoffman, Masi and Ward.
Each Employment Agreement provides that if the Company terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to the following amounts, subject to applicable withholdings:
•An amount equal to 36 months’ base salary in the case of Mr. Chamandy, 24 months’ base salary in the case of Messrs. Harries, Hoffman and Masi and 12 months’ base salary in the case of Mr. Ward (in each case the “Termination Period”), paid out, at the executive’s option, either as a one-time payment or as monthly installments covering the applicable Termination Period. In the case of Messrs. Chamandy, Harries, Hoffman and
• Masi, an amount equal to the target bonus established under the annual incentive plan in effect at the time of
•termination for the duration of the applicable Termination Period.
•Any unpaid earned and/or accrued bonus.
•In the case of Messrs. Chamandy, Harries, Hoffman and Masi, continuation of group insurance benefits and executive medical benefits (except short-term and long-term disability) for the applicable Termination Period, ceasing upon new employment, if earlier.
•The right to exercise all vested Options within 180 days following termination of employment in the case of Mr. Chamandy and within 90 days following termination of employment in the case of Messrs. Harries, Hoffman and Masi. Mr. Chamandy also has the right to exercise all Options that subsequently vest within such 180-day period. Messrs. Chamandy and Harries also have the right to a pro-rata number of Options, and SARs in the case of Mr. Chamandy, granted as part of their special one-time awards should the termination event occur during the vesting period. In such a case, the Options would be exercisable as of the original vesting date until the expiry date and the SARs, in the case of Mr. Chamandy, would vest on the original vesting date. For Mr. Chamandy, the vesting of both Options and SARs shall nonetheless be subject to the performance vesting conditions.
•For Messrs. Chamandy, Harries, Hoffman and Masi, the right to redeem all PSUs on a pro-rated basis at target. All other RSU awards, including all awards for Mr. Ward, vest in accordance with the terms of the LTI Plan and their corresponding award agreements. Mr. Chamandy also has the right to receive all RSUs which vest within 180 days following the termination date.
•The payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.
Furthermore, the Employment Agreements provide that each Named Executive Officer may not, directly or indirectly, (i) solicit any of the Company’s customers for the purpose or

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COMPENSATION DISCUSSION AND ANALYSIS
intent of selling them any products which are similar or otherwise competing with the Company’s products or (ii) induce, entice or otherwise attempt to directly or indirectly hire or engage any of the Company’s employees, for a period of time following such executive’s termination of employment with the Company, which is 36 months in the case of Mr. Chamandy, 18 months in the case of Messrs. Harries, Hoffman and Masi, and 6 months in the case of Mr. Ward.
Change of Control Agreements
Pursuant to the Change of Control Agreements with Messrs. Chamandy, Harries, Hoffman and Masi, in the event of a potential change of control (as defined in the Change of Control Agreements), the executive agrees to remain employed by the Company until the earliest of:
•365 days from the date of the potential change of control;
•His termination of employment by death or disability or, in the case of Messrs. Harries, Hoffman and Masi, by death, disability or for cause; or
•His termination of employment by the Company without cause or by the executive with good reason.
The Change of Control Agreements also provide that if a change of control occurs and the Company terminates the employment of the executive without cause, or a change of control occurs and the executive terminates his employment for good reason, during a period of 24 months commencing on the date the change of control occurs, then the executive will be entitled to the following amounts, subject to applicable withholdings:
•An amount equal to the executive’s full base salary through the date of termination.
•An amount equal to 36 months’ base salary in the case of Mr. Chamandy and 24 months’ base salary in the case of Messrs. Harries, Hoffman and Masi (in each case the “Severance Period”).
•A one‑time payment in lieu of the participation in the annual incentive plan, calculated at target for the applicable Severance Period.
•Any unpaid earned and/or accrued bonus.
•All outstanding Options, with the exception of the one-time awards as described below, will be deemed to have vested at the date of termination of the executive’s employment and will be exercisable for a period of 12 months.
•All outstanding RSUs will be deemed to have vested at the date of termination of the executive’s employment and the applicable performance results will be based on actual performance between the date of grant and the date of change of control.
•The special awards of Options for Mr. Harries and both Options and SARs in the case of Mr. Chamandy will vest in their entirety upon the occurrence of a change of control. In the case of Mr. Chamandy, the vesting shall nonetheless be subject to the performance vesting conditions, determined as at the date of the change of control.
•Continuation of the same level of insurance benefits for the applicable Severance Period, ceasing upon new employment, if earlier.
•Any earned but unused vacation days.
Notwithstanding the foregoing, in the case of Mr. Chamandy, if he resigns at the earliest one year following the change of control but at the latest two years following the change of control, then he will be entitled to all of the benefits listed above.
Death and Disability
In the case of death or permanent disability, all outstanding Options, with the exception of one-time awards as described below, and RSUs will vest in full and may be exercised by the NEO or his estate, as the case may be, for a period of twelve months.
In addition, the payout for the performance portion of outstanding RSUs (including PSUs) will be at target at the time of death or termination due to disability.
Messrs. Chamandy and Harries, or their respective estates as the case may be, also have the right to a pro-rata number of Options, and SARs in the case of Mr. Chamandy, granted as part of their special one-time awards should death of permanent disability occur during the vesting period. In such case, the Options would be exercisable as of the original vesting date until the expiry date and the SARs, in the case of Mr. Chamandy, would vest on the original vesting date. For Mr. Chamandy, the vesting of both the Options and the SARs shall nonetheless be subject to the performance vesting conditions.

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COMPENSATION DISCUSSION AND ANALYSIS
The following table shows the estimated incremental payments triggered pursuant to the termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Named Executive Officer	Termination Without Cause (1)	Change of Control (1) (2)	Death (1) (2)	Disability (1) (2)
Glenn J. Chamandy	$18,138,342	$24,480,644	$15,244,617	$15,244,617
Rhodri J. Harries	$5,513,461	$13,747,893	$7,336,911	$7,336,911
Michael R. Hoffman	$4,741,555	$6,226,238	$3,982,492	$3,982,492
Benito A. Masi	$4,488,990	$9,510,067	$7,354,896	$7,354,896
Chuck J. Ward	$715,190	$715,190	$464,686	$464,686
(1)The termination values are calculated based on the following assumptions: (i) the triggering event took place on January 3, 2021, the last day of fiscal 2020; (ii) share/option-based award values are calculated based on the closing price on the TSX on December 31, 2020, the last trading day of fiscal 2020 of C$35.59 and on the closing price on the NYSE on December 31, 2020 of $28.01, as applicable; (iii) the special one-time performance award of Mr. Chamandy is not considered in the calculation since as at January 3, 2021, none of the performance conditions were met; (iv) values of earned/unused vacation, earned bonus, vested Options, vested and undelivered RSUs and owed expenses are not included as they are not considered to be “incremental” payments further to termination; and (v) PSUs are calculated as if the vesting occurred at 100%, however, PSUs have the possibility to vest within a range of 0-200% depending on actual results. All Canadian dollar amounts were converted to U.S. dollars using the Bank of Canada rate on December 31, 2020, the last trading day of fiscal 2020, of 1.2732.
(2)Unvested Options are calculated based on the assumption that the exercise occurs on January 3, 2021, regardless of the number of days allowed to exercise them.
Summary
The Compensation and Human Resources Committee is satisfied that the Company’s current executive officer compensation policies, programs and levels of compensation as disclosed in the section entitled “Compensation Discussion and Analysis” of this Circular are aligned with the Company’s performance and reflect competitive market practices. Members of the Compensation and Human Resources Committee will be available to answer questions relating to the Company’s executive compensation matters at the Meeting.
Submitted by the Compensation and Human Resources Committee on March 9, 2021.
Shirley E. Cunningham, Chair
Russell Goodman
Charles Herington
Luc Jobin
Craig A. Leavitt
Anne Martin-Vachon

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
We consider strong and transparent corporate governance practices to be an important factor in the overall success of the Company and we are committed to adopting and adhering to the highest standards in corporate governance. Our Corporate Governance Guidelines, which are available on our website at www.gildancorp.com, reflect this commitment and we revise these guidelines on an ongoing basis in order to respond to regulatory changes and the evolution of best practices.
As a Canadian reporting issuer with securities listed on the TSX and the NYSE, Gildan continuously reviews and updates its corporate governance practices in order to best comply with all applicable rules adopted by the Canadian Securities Administrators (the “CSA”) and the U.S. Securities and Exchange Commission. As a Canadian issuer, Gildan is exempt from complying with many of the NYSE Corporate Governance Standards (the “NYSE Standards”), provided that we comply with Canadian governance requirements. Except as summarized in our Annual Report on Form 40-F, which was filed with the U.S. Securities and Exchange Commission on February 26, 2021 and is available on www.sec.gov, our governance practices nevertheless comply with the NYSE Standards in all significant respects.
Gildan also complies with Multilateral Instrument 52‑110 (Audit Committees) (the “CSA Audit Committee Rules”). The
CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. Reference is made to the Section entitled “Audit Committee Disclosure” of the Annual Information Form of the Company dated February 26, 2021 available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Company.
Gildan also complies with Multilateral Instrument 58‑101 (Disclosure of Corporate Governance Practices) (the “CSA Disclosure Instrument”) and National Policy 58‑201 (Corporate Governance Guidelines) (the “CSA Governance Policy”). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. We believe that Gildan’s corporate governance practices meet and exceed the requirements of the CSA Disclosure Instrument and the CSA Governance Policy, as reflected in the disclosure made hereunder.
Our Board of Directors has approved the disclosure of Gildan’s corporate governance practices described below, on the recommendation of the Corporate Governance and Social Responsibility Committee.

Code of Ethics
Introduction
The Code of Ethics reinforces Gildan’s commitment to maintaining high ethical standards in all of its operations and business practices worldwide. The Code of Ethics is applicable to all Gildan directors, officers and employees and has been developed to set forth the Company’s standards of integrity and expectation for ethical behaviour as well as to guide employees in making decisions that are consistent with Gildan’s core values and principles.
The Code of Ethics is accessible on the Company’s website at www.gildancorp.com. A paper copy is also available upon request from the Corporate Secretary of the Company.
•The Corporate Governance and Social Responsibility Committee is responsible for monitoring compliance with the Code of Ethics.
•In 2016, the Board adopted an updated Code of Ethics and the Company launched a global online Code of Ethics training program.
•In 2019, Gildan launched a Company-wide compliance awareness training program, provided through an online interactive platform and through in-person workshops, to reinforce the ethical standards and expectations set forth in the Code of Ethics, Code of Conduct, Anti-Harassment Policy, and Anti-Corruption Policy. This global training has been successfully provided in person to our teams in Honduras, China, Japan and Barbados during 2019 and the beginning of 2020.
•Due to the impact of the COVID-19 pandemic and related travel restrictions and social distancing measures, our goal to provide in-person training to all of our employees worldwide has been postponed and we have instead continued providing the training program virtually.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Core Values and Principles

We Act Like Entrepreneurs
At Gildan, we are determined to pursue excellence and constantly challenge the status quo. As a founding principle of Gildan’s DNA, our entrepreneurial spirit reflects our leadership’s passion to do more and continuously do better. Throughout the entire organization, we have instilled a sense of ownership and accountability to continue to drive our future growth and success.

We Operate Responsibly
At Gildan, we understand that operating responsibly is critical to achieving our long-term goals. Our genuine commitment to best practices in every area of the company and to operating ethical, safe and sustainable manufacturing facilities influences every decision we make, down to the smallest detail. We are proud to be respected both for the quality of our products and how we make them.

We Believe in Our People
At Gildan, we value empowerment and teamwork everywhere we operate, because we know that when we roll up our sleeves and work together, nothing is beyond our reach. The pride that we have in every product we make and every life we touch can be seen through our commitment to our employees, customers, investors and partners worldwide.

Our Governance and Compliance Process
The Code of Ethics addresses several matters, including conflicts of interest, integrity of corporate records, confidentiality and protection of private and corporate information, protection and use of corporate assets and opportunities, employee relations, protection of human rights, health and safety, anti-corruption laws, insider trading, anti-trust matters, limitation on environmental impact, compliance with laws and reporting of unethical or illegal behaviour.
In addition to monitoring compliance with the Code of Ethics, the Board has adopted various policies and procedures, including strict policies on anti-corruption, antitrust and insider trading, which are updated on a regular basis to reflect recent developments and best practices. In 2020, Gildan adopted an updated Whistleblowing Policy for Employees and External Stakeholders, which consolidates the various internal and external policies and procedures already in place at Gildan. This Policy provides Gildan’s employees and external stakeholders with communication channels that will allow them to raise concerns in confidence, and anonymously if desired, without fear of reprisals or retaliation of any kind. Employees or external stakeholders who believe improper practices or questionable acts have or will occur are encouraged to report their concerns in accordance with this Policy.
Our ethics and compliance program include the following:
•The Code of Ethics and other key policies are distributed to and signed by each of the Company’s employees when they are hired.
•An annual certification process to monitor compliance with the Code of Ethics and other key policies, with the results of such process reported to the Board on an annual basis.
•The support of a Compliance team that reports to the Vice-President, General Counsel and Corporate Secretary, responsible for monitoring best practices in ethics and compliance and providing ongoing training initiatives Company-wide.
The Importance of Reporting at Gildan
Gildan maintains a strong open-door environment where employees and external stakeholders can access a number of different resources without discomfort or fear. Speaking up about real or suspected misconduct helps the Company solve problems at the source and keeps issues from escalating or reoccurring. Anyone can report any concerns by either calling the Ethics and Compliance Hotline, using a local toll-free number or by submitting a report online. Gildan’s policy on non-retaliation is embodied in its Code of Ethics and it is Gildan’s policy to create a workplace in which people are encouraged to share their concerns about inappropriate or unlawful behaviour without fear of retaliation. For more information, refer to the Company’s Ethics & Compliance page at www.gildancorp.com.
In addition, interested parties may communicate confidentially with the Chair of the Board or with non-management directors as a group regarding any concerns by mail at the address of the Company’s head office at Tour KPMG, 600 de Maisonneuve West, Montréal, Québec, Canada, H3A 3J2, or by e-mail, care of the Corporate Secretary, at corporate.governance@gildan.com.
All complaints and compliance issues are reported to the Ethics and Fraud Compliance Committee, which will determine which issues need to be reported to the Corporate Governance and Social Responsibility Committee. The Audit Committee is also notified by the Internal Audit Department if a complaint relates to accounting, internal

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controls or audit matters or if fraudulent conduct is involved. In such instances, the Audit and Finance Committee determines how the case will be handled.

Environmental Social & Governance (ESG)
Environmental, Social and Governance (ESG) is an integral part of Gildan’s strategy which is focused on taking a principled, transparent and accountable approach so we can continue to deliver long-term sustainable growth while ensuring value creation for all our stakeholders. Our integrated approach to ESG focuses on both opportunities and risks, and embedding responsible practices overseen by the Board and managed within an organizational governance structure. This is an area of increasing importance and competitive advantage, and we are proud of Gildan’s strong ESG performance in our sector, on par with global players.
2020 presented many challenges, including the COVID-19 pandemic and two major hurricanes affecting our Central American operations. Despite these challenges, and many other efforts in 2020, we remained focused on sustainability and are actively working on our next generation strategy with more details to come in 2021.
Transparency is a key part of our ESG strategy, evident through our sustainability reporting since the mid-2000s. We have long aligned with the Global Reporting Initiative, with a lens to evolve our reporting over time. We have plans in place to further enhance our disclosures, ensuring we provide transparent and relevant information for all our stakeholders and in 2021, will be aligning to the Sustainable Accounting Standards Board (SASB).
We affirm our commitment towards the voluntary recommendations of the industry led Financial Stability Board (FSB), Task-Force on Climate related Financial Disclosures (TCFD), and in 2021 we will also be publishing further information on our climate strategy, reinforcing our commitment to provide transparency around climate impacts throughout our business operations aligned to the TCFD recommendations.
Some of our accomplishments highlighting our ESG commitment and leadership in 2020 include:
•The Wall Street Journal ranked Gildan 32nd overall among the Top 100 Most Sustainably Managed Companies in the world
•CDP ranked Gildan in the leadership band with an A- with respect to Climate Change and B on Water Security.
•Dow Jones Sustainability Index (DJSI), eighth consecutive inclusion, also reinforcing our position as a sustainable leader in apparel manufacturing with a silver class distinction in The Sustainability Yearbook. DJSI recognized our climate strategy, operational eco-efficiency, occupational health and safety, and risk and crisis management and we were the only North American company to be recognized as a sustainability leader in the Textiles, Apparel & Luxury Goods industry.
•Gildan was awarded the Corporate Social Responsibility (CSR) Seal by the Fundación Hondureña de Responsabilidad Social Empresarial for the 13th consecutive year.
•Ranked 25th highest on the 2020 Fashion Transparency Index
More details on ESG will be provided in Gildan's 2020 ESG report, which is scheduled to be published on our website in the second quarter of 2021. We continue to further our efforts to ensure that ESG is integrated enterprise-wide, making apparel better every day by the decisions we make from the Board and executive level through to the manufacturing operations.

Independence of Directors
Majority of Directors are Independent
To better align the interests of the Board with those of Gildan’s shareholders, nine of the ten current members of the Board are “independent” within the meaning of the CSA Disclosure Instrument and they qualify as “independent directors” as that expression is defined in the NYSE Standards. Our independent Board members are Donald C. Berg, Maryse Bertrand, Marc Caira, Shirley E. Cunningham,
Russell Goodman, Charles M. Herington, Luc Jobin, Craig A. Leavitt and Anne Martin-Vachon. William D. Anderson retired from the Board in February 2021. The only non-independent member of our Board is Glenn J. Chamandy, Gildan’s President and Chief Executive Officer. The independence of directors is determined by the Board based on the results of independence questionnaires completed by

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each director annually, as well as other factual circumstances reviewed on an ongoing basis.
Independent Chair of the Board
The Company’s Board is led by a non-executive, independent Chair, which we believe contributes to the Board’s ability to function independently of management and provide effective oversight. Donald C. Berg has been a director of the Company since February 2015 and became the Chair of the Board in May 2019. As Chair of the Board, Mr. Berg is responsible for overseeing the Board in carrying out its mandate, which includes overseeing that the Board’s duties and responsibilities are carried out independently of management.
Interlocking Directorships
To maintain director independence and to avoid potential conflicts of interest, the Board has adopted a policy to limit interlocking directorships. Accordingly, unless otherwise determined by the Board, no more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies. Russell Goodman and Maryse Bertrand both serve on the Board of Directors of Metro Inc. The Board has determined that this relationship does not impair the exercise of independent judgement by these Board members. The public company directorships of all director nominees are described under the section entitled “Election of Directors - Nominees” of this Circular.
Conflicts of Interest and Related Party Transactions
If a director has a material interest in a transaction involving Gildan, or otherwise identifies a potential conflict of interest he or she may have in a matter before the Board or a committee thereof, the director must declare the conflict or potential conflict at the beginning of the Board or committee meeting. The director who has a conflict or potential conflict must not attend any part of the meeting during which the matter is discussed or participate in a vote on such matter. In addition, the Corporate Governance and Social Responsibility Committee is responsible for reviewing any related party transactions involving a director and will make a recommendation to the Board thereon. In reviewing and making recommendations regarding related party transactions, the Committee will seek to ensure that the terms of the transaction reflect those which would typically be negotiated between arm’s length parties, that any value paid in the transaction represents fair market value, and that the transaction is in the best interests of the Company. The completion of annual questionnaires by each director assists in identifying possible conflicts of interest and related party transactions.

Formal Board Mandate
The Board has adopted a formal mandate, which states that the Board is responsible for the supervision of the management of the Company’s business and affairs, with a view to its long-term interests. Although management conducts the day-to-day operations of the Company, the Board has a duty of stewardship and regularly assesses and monitors management’s performance. The Board mandate is attached to this Circular as Schedule “A” and is also available on the Company’s website at www.gildancorp.com.

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Board of Directors Fiscal 2020 Highlights
During fiscal 2020, the Board of Directors, in accordance with its mandate and working plan, accomplished among other things the following:
Strategic Planning
•Held a special meeting to review and discuss the Company’s long-term strategic plan, which was adapted to address the longer-term impact of the COVID-19 pandemic on Gildan's business and industry
•Received quarterly updates from the President and Chief Executive Officer on the implementation of the Company’s long-term strategic plan
•Reviewed and approved the Company’s fiscal 2020 capital and operating budgets
•Received a report on the Company’s enterprise risk management program, including business continuity management and the risk mitigation strategies adopted to respond specifically to the COVID-19 pandemic
•Received updates on capacity expansion plans and other strategic business initiatives that had been impacted by the pandemic and the hurricanes in Central America

Management Oversight
•Met regularly and worked closely with management to oversee the near-term priorities to address the impact of the COVID-19 pandemic, including the actions to preserve capital and improve liquidity, to temporarily reduce costs and expenses, to manage the production of personal protective equipment, and to manage the ramp-up of production to meet demand once restrictions eased
•Received monthly updates from management on the Company’s financial results and quarterly reports on the key aspects of the Company’s business and operations, including sales and operating profits, yarn-spinning and apparel manufacturing, cotton and yarn purchasing, and capital investments
•Reviewed the information technology strategy, including the Company's approach to cyber security risk
•Reviewed the Company's marketing strategy in the imprintables channel
•Reviewed the medical apparel sector and Gildan’s personal protective equipment production initiative

Board Committees
•Received quarterly reports from the Audit and Finance Committee on matters discussed at its meetings and recommendations for Board approval
•Received quarterly reports from the Compensation and Human Resources Committee on matters discussed at its meetings and recommendations for Board approval
•Received quarterly reports from the Corporate Governance and Social Responsibility Committee on matters discussed at its meetings and recommendations for Board approval
•Reviewed each of the Audit and Finance Committee’s, Compensation and Human Resources Committee’s and Corporate Governance and Social Responsibility Committee’s mandate and working plan

Board Matters	•Reviewed the Board’s mandate and working plan •Set Board objectives for fiscal 2020 and reviewed its performance against those objectives •Set new Board objectives for fiscal 2021

Formal Position Descriptions
The Board has adopted formal position descriptions for the Chair of the Board and the Board committee chairs, as well as for the President and Chief Executive Officer.
Chair of the Board
The position description of the Chair of the Board requires that the Board is to be chaired by an independent director. The Chair’s key role is to manage the Board and ensure that the Board carries out its mandate effectively and clearly understands and respects the boundaries between Board and management responsibilities. The Board expects its Chair to provide leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group, which includes communicating with the Board on important issues in between meetings. The Board Chair regularly reviews with the Corporate Governance and Social Responsibility Committee the size and composition of the Board and its committees to promote continuity as well as efficient decision-making. The Chair of the Board also acts as a liaison between the Board and management, which involves working with the President and Chief Executive Officer and the Corporate Governance and Social Responsibility Committee to oversee the development of corporate governance principles applicable to the Company. In accordance with the Shareholder Engagement Policy, the Chair of the Board also engages with shareholders and other stakeholders to discuss governance-related matters. In collaboration with the President and Chief Executive Officer, the Board Chair sets the agenda for each Board meeting. Subject to the Board term limits and retirement policy, the Chair of the Board serves for a term of five years, renewable for up to an additional five years at the discretion of the Board.
Committee Chairs
The position descriptions of each committee chair provide that each chair’s key role is to manage his or her respective committee and ensure that the committee carries out its mandate effectively. Like the Board Chair, each committee chair is expected to provide leadership to enhance the committee’s effectiveness and must oversee the committee’s discharge of its duties and responsibilities. Committee chairs must report regularly to the Board on the business of their committee and make recommendations as necessary or appropriate. Subject to the Board term limits and retirement policy, each committee chair serves for a term of five years, renewable for up to an additional two years or longer at the discretion of the Board.
Mandate of the President and Chief Executive Officer
As is provided in the formal position description of the President and Chief Executive Officer, the Board expects the President and Chief Executive Officer and his management

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team to be responsible for the management of the Company’s strategic and operational agenda and for the execution of the decisions of the Board. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented alternative plans and strategies for approval, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Board, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by the Company which are not in the ordinary course of its operations, such as all material transactions.
The Compensation and Human Resources Committee, together with the Chair of the Board and the President and
Chief Executive Officer, develop each year goals and objectives that the President and Chief Executive Officer is responsible for meeting. The Compensation and Human Resources Committee and the Chair of the Board evaluate the President and Chief Executive Officer’s performance in light of such goals and objectives and establish his compensation based on this evaluation. The corporate objectives that the President and Chief Executive Officer is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budgets as they are approved each year by the Board.

Election of Directors
The Board has adopted a majority voting policy which provides that any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Board promptly following the shareholders’ meeting at which the director is elected. The Corporate Governance and Social Responsibility Committee will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. The Board will make its final decision and announce it in a press release within 90 days following the shareholders’ meeting, giving the reasons for not accepting the resignation if such is the case. The director who tendered his or her resignation will not participate in any meeting of the Board or the Corporate Governance and Social Responsibility Committee at which the resignation is considered. This policy applies only in the context of an uncontested election of directors, which is where the number of director nominees is the same as the number of directors to be elected and no proxy materials have been circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

Committees of the Board
To assist in exercising its responsibilities, the Board has established three standing committees: the Audit and Finance Committee, the Corporate Governance and Social Responsibility Committee and the Compensation and Human Resources Committee. Each committee has a mandate that sets out its responsibilities, qualifications for membership, structure and operations. Each committee reviews and assesses the adequacy of its mandate on an annual basis and recommends changes for approval by the Board. The committee mandates are available on the Company’s website at www.gildancorp.com.
Audit and Finance Committee
The Audit and Finance Committee is responsible for overseeing the Company’s financial reporting and for monitoring risk management, internal controls, internal and external auditors, and capital allocation plans.
In its oversight of financial reporting, the Committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Company and accompanying information, including its MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The Committee is also required to review with management that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, such as annual reports and investor presentations, and periodically assess the adequacy of those procedures. The Committee is also responsible for reviewing the financial information contained in the annual information form and other documents required to be disclosed publicly or filed with securities regulatory authorities in Canada or the United States, as well as the Company’s policy for non-GAAP financial

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measures, as amended from time to time. The Committee also reviews key accounting estimates and judgments made in connection with the preparation of the financial statements. In addition, the Committee must review the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any management letter issued by the external auditors and any significant recommendations contained therein.
In its monitoring of financial risk management and internal controls, the Audit and Finance Committee is responsible for receiving periodically management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control over financial reporting. The Committee also receives reports on the status of litigation as well as key tax and regulatory compliance risks.
In its monitoring of internal auditors, the Committee is responsible for ensuring that the head of internal audit has a functional reporting relationship with the Committee, for overseeing that internal audit has access to all levels of management and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget.
In its monitoring of external auditors, the Committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, their compensation, as well as evaluating and monitoring their qualifications, performance and independence. This includes performing annual evaluations of the performance of the external auditors, including assessing the quality of their audits. The Committee is also in charge of overseeing all relationships between the external auditors and the Company, including determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Company to the external auditors for all audit and non-audit services. The Audit and Finance Committee must oversee the direct reporting and accountability of the external auditors to the Committee and to the Board. The Committee is also required to directly oversee the external auditors and discuss with them the quality, and not just the acceptability, of the Company’s accounting principles, including critical audit matters. Finally, in its oversight of the external auditors, the Committee oversees the selection and rotation of the lead, concurring and other partners involved in the audit and meets with key partners from time to time during the engagement.
In its review of capital allocation plans, the Committee monitors the adequacy of the Company's liquidity and makes recommendations to the Board on the Company’s dividend policies, share buyback programs, overall debt structure, target leverage ratio, and the terms and conditions of material financing arrangements, including debt covenants.
Pursuant to the Committee’s mandate, the internal auditors and the external auditors will have at all times a direct line of communication with the Audit and Finance Committee. In addition, each meets separately with the Committee, without management, at least once a quarter, during which the Company’s financial statements and control environment must be discussed. The Committee also meets separately with management at least once a quarter, and more frequently as required.
Because of the Audit and Finance Committee’s demanding role and responsibilities, the Committee’s mandate provides that the Chair of the Board, together with the Corporate Governance and Social Responsibility Committee Chair, review any invitation to Audit and Finance Committee members to join the audit committee of another publicly-listed entity and make a recommendation to the Board. Where a member of the Audit and Finance Committee simultaneously serves on the audit committee of more than three public companies, including the Company, then, as required by the NYSE Standards, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit and Finance Committee and either requires a correction to the situation or makes the required disclosure.

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Audit and Finance Committee Fiscal 2020 Highlights
During fiscal 2020 the Audit and Finance Committee, in accordance with its mandate and working plan, accomplished among other things the following:
Financial Reporting
•Monitored the integrity and quality of the Company’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditor
•Reviewed the Company’s annual and quarterly consolidated financial statements, including the Company’s MD&A disclosure and earnings press releases, prior to their release, as well as the financial information contained in other documents filed with securities regulatory authorities
•Received regular updates on new developments relating to International Financial Reporting Standards and other regulatory developments impacting financial reporting and the external audit
•Reviewed the external auditors’ quarterly review engagement report
•Reviewed the results of the fiscal 2020 external audit
•Received quarterly reports from the external auditors on the Company’s use of non-GAAP financial measures
•Received quarterly education sessions on key accounting policies and practices

Risk Management and Internal Controls
•Received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures, and systems of internal control over financial reporting and reviewed the report of the auditors thereon
•Reviewed the Company’s capital structure and utilization of cash and in light of the impact of the COVID-19 pandemic, recommended to the Board the suspension of the quarterly cash dividend and share buybacks under the normal course issuer bid as well as the suspension of guidance
•Oversaw the amendment of the financial covenants contained in the Company’s various loans and note agreements to ensure operational and financial flexibility for the Company during the crisis and into fiscal 2021
•Reviewed management’s action plans in response to prior internal audit recommendations and monitored the internal audit function’s performance, responsibilities, staffing and budget
•Oversaw the execution of the fiscal 2020 internal audit plan and the development of the internal audit plan for fiscal 2021
•Reviewed the Company’s insurance coverage, including coverage related to the hurricanes
•Reviewed the Company’s policies regarding hedging activity and derivatives contracts to address risks associated with foreign exchange fluctuations, commodity prices and interest rates
•Received quarterly reports on employee complaints made through the Company’s whistleblowing hotline

External Auditors
•Evaluated and monitored the qualifications, performance and independence of the Company’s external auditors, including representations by the external auditors describing their internal quality-control procedures
•Reviewed and approved the fees paid by the Company to the external auditors for all audit and non-audit services in accordance with its policies defining audit and permitted non-audit services provided by the external auditors
•Discussed with the external auditors the quality, appropriateness and disclosure of the Company’s accounting policies
•Reviewed the 2020 audit plan prepared by the external auditors, including changes and updates from the 2019 plan
•Received quarterly reports from the external auditors on the application of specified audit procedures on the Company’s use of non-GAAP financial measures

Committee Matters
•Set Committee objectives for fiscal 2020 and reviewed its performance against those objectives
•Set new Committee objectives for fiscal 2021
•Reviewed amendments to the Committee’s mandate and working plan

As required in its mandate, the Audit and Finance Committee is composed only of independent directors. The current members of the Committee are Russell Goodman, who was Chair of the Committee until February 2021 when the role was assumed by Luc Jobin, Maryse Bertrand, Marc Caira, Shirley E. Cunningham and Craig A. Leavitt. The Board has determined that all members of the Audit and Finance Committee are “independent” and “financially literate” within the meaning of those terms pursuant to the CSA Audit Committee Rules and the NYSE Standards. In addition, the Audit and Finance Committee mandate requires the Chair of the Compensation and Human Resources Committee, Shirley E. Cunningham, to be a member.
Corporate Governance and Social Responsibility Committee
The Corporate Governance and Social Responsibility Committee is responsible for monitoring the composition and performance of the Board and its committees. The Committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the Company’s circumstances and needs.
This includes monitoring the implementation and effectiveness of the Board Diversity Policy to ensure that the Board achieves its diversity objectives. The Committee also oversees the Shareholder Engagement Policy and from time to time develops a proactive shareholder engagement plan for key institutional shareholders. The Committee also reviews annually the performance and effectiveness of the Board, its committees, committee chairs and Board members. In addition, the Committee reviews and recommends improvements to the Company’s governance principles and monitors the disclosure of such principles.
Furthermore, the Committee is responsible for overseeing policies and practices with respect to environmental and social responsibility matters, including climate change, labour, human rights, health and safety and sustainability issues, as well as community and other stakeholder relations. The Committee also oversees the Company’s public reporting on its policies and practices with respect to environmental and social responsibility matters.

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As required in its mandate, the Corporate Governance and Social Responsibility Committee is composed of only independent directors. The current members of the Committee are Maryse Bertrand, who assumed the position of Committee Chair in May 2019, Marc Caira, Charles M. Herington and Anne Martin-Vachon. William D. Anderson retired from the Board in February 2021 and therefore no longer serves on the Committee.

Corporate Governance and Social Responsibility Committee Fiscal 2020 Highlights
During fiscal 2020, the Corporate Governance and Social Responsibility Committee, in accordance with its mandate and working plan, accomplished among other things the following:
Composition and Performance of the Board and its Committees
•Discussed the size and composition of the Board, taking into consideration the mix of skills, expertise and diversity and recommended the appointment of Luc Jobin to the Board in February 2020.
•Adopted an emergency succession plan for the Chairs of the Board and of the committees
•Reviewed and oversaw the orientation program for the new director
•Received a report from the Board Chair on the results of his interviews with key members of senior management
•Conducted its annual review of the performance and effectiveness of the Board, the Board committees, committee chairs and Board members, including the Board Chair

Corporate Governance Matters
•Monitored regulatory developments in corporate governance as well as best practices
•Adopted a shareholder engagement plan for 2020 and held meetings with four key shareholders
•Reviewed a benchmarking study by WTW on outside director compensation and director share ownership and approved new fees for outside directors effective as of fiscal 2021
•Conducted a selection process to engage a consultant to review corporate governance practices and administer the Board evaluation process during 2021
•Reviewed and approved updates to key Company policies, including the Director Share Ownership Policy, the Whistleblowing Policy for Employees and External Stakeholders, the Antitrust Policy and the Anti-Corruption Policy
•Reviewed and approved the Statement of Corporate Governance Practices included in this Circular
•Received reports on compliance matters during fiscal 2020, including compliance with applicable laws, the Code of Ethics and other key Company policies as well as the global compliance awareness training program

Social Responsibility Matters
•Received regular reports on the Company’s corporate social responsibility program and initiatives, including the specific initiatives adopted in response to the COVID-19 pandemic and to Hurricanes Eta and Iota to support Gildan employees, their families and local communities
•Received a third-party report and recommendation on best practices in environmental, social and governance disclosure
•Discussed the elements and the goals of the 2021 ESG Strategy

Committee Matters
•Set Committee objectives for fiscal 2020 and reviewed its performance against those objectives
•Set new Committee objectives for fiscal 2021
•Reviewed the Committee’s mandate and working plan as well as the mandates of each of the Board and committee chairs

Compensation and Human Resources Committee
The Compensation and Human Resources Committee is responsible for monitoring executive officers’ performance assessment, succession planning and overall compensation and reviewing the Company’s human resources practices generally. The Committee recommends the appointment of executive officers, including the terms and conditions of their appointment and termination, reviews the evaluation of their performance and recommends their compensation. Furthermore, the Committee oversees the existence of appropriate human resources systems, such as hiring policies, training and development policies and compensation structures so that the Company can attract, motivate and retain executive officers and personnel who exhibit high standards of integrity, as well as competence. In this regard, the Committee recommends to the Board executive compensation methods that tie an appropriate portion of executive officers’ compensation to both the short-term and longer-term performance of the Company and that take into account the advantages and risks associated with each compensation method. The Committee is also responsible for overseeing risk identification and management in relation to compensation policies and, on an annual basis, identifies and assesses the risks associated with each component of the executive officers’ global compensation. Furthermore, the Committee evaluates and monitors the independence and objectivity of the compensation consultant it retains to provide advice on executive compensation matters. Finally, the Committee is responsible for developing a compensation philosophy and policy that rewards the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of the Company.
As required in its mandate, the Compensation and Human Resources Committee is composed only of independent directors. The current members of the Committee are Shirley E. Cunningham, who assumed the position of Committee Chair in May 2019, Russell Goodman, Charles M. Herington, Craig A. Leavitt, Anne Martin-Vachon and Luc Jobin. William D. Anderson retired from the Board in February 2021 and therefore no longer serves on the Committee. None of the members of the Committee is an acting chief executive officer of another company. In addition, the Compensation and Human Resources Committee mandate requires the Chair of the Audit and Finance Committee, Luc Jobin, to be a member. The Board believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate (see the section

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entitled “Determining Compensation” under the heading “Compensation and Human Resources Committee” for more information on each Committee member’s skills and experience that is relevant to serving on the Committee as at the end of the fiscal year).

Compensation and Human Resources Committee Fiscal 2020 Highlights
During fiscal 2020, the Compensation and Human Resources Committee, in accordance with its mandate and working plan, accomplished among other things the following:
Compensation Program
•In response to the impact of the COVID-19 pandemic on the Company’s business and financial results, the Committee created a specific sub-committee to work closely with WTW and management to review and assess the impact of the COVID-19 pandemic on the Company’s short and long-term incentive programs and make recommendations to the Committee thereon
•Reviewed the reports and recommendations from the sub-committee and made several executive compensation decisions, including amending the performance vesting conditions for the annual LTIP awards granted in February 2020, adopting an approach to assess performance under the fiscal 2020 short-term incentive plan, and approving special one-time equity retention awards to the President and Chief Executive Officer and other key senior executives
•Received a report from management on executive compensation risk and mitigation factors, including the results of stress testing and back testing of the executive compensation program
•Received the results of a benchmarking study by WTW on senior executive compensation and the short-term and long-term incentive programs
•Reviewed and approved the Compensation Discussion and Analysis included in this Circular
•Reviewed and approved the fiscal 2020 short-term incentive compensation for senior management
•Evaluated and monitored the independence, objectivity and performance of the compensation consultant
•Reviewed and approved the adoption of a Short-Term Incentive Deferral Program and a Share Appreciation Rights Plan

Human Resources Matters
•Received regular updates from management on the human resources actions taken across the organization to address the impact of the COVID-19 pandemic, including salary reductions, furloughs and headcount rationalization plans
•Received regular reports on health and safety matters, including with respect to biosafety measures adopted to protect employees in the workplace during the COVID-19 pandemic
•Received a report on Gildan’s diversity and inclusion action plan
•Received regular reports on employee turnover

Organizational and Succession Planning
•Reviewed organizational capacity planning and development to support the Company’s strategic business plan
•Reviewed the succession plans for the CEO and other executive officers, including to identify, develop and retain the talent of outstanding personnel
•Reviewed the emergency succession plan for the President and Chief Executive Officer and each of the senior executives
•Received reports on human resources related whistleblowing calls

CEO Performance Assessment and Compensation
•In collaboration with the Board, the Committee reviewed the performance goals and objectives of the CEO for fiscal 2020, evaluated the CEO’s performance in light of those goals and objectives and recommended for approval to the independent members of the Board the CEO’s compensation

Committee Matters	•Set Committee objectives for fiscal 2020 and reviewed its performance against those objectives •Set new Committee objectives for fiscal 2021 •Reviewed the Committee’s mandate and working plan

Board and Committee Meetings
Working Plans
The Board and its committees have each developed a working plan that lists and allocates to particular meetings the duties deriving from the Board and committee mandates, allowing the Board and its committees to plan and monitor the fulfillment of their respective mandates throughout the year. If during the course of the year events or circumstances require Board or committee action or consideration, additional meetings are called.
Meeting Attendance
The Company expects its directors to commit sufficient time and effort to its business and encourages all directors to attend as many meetings of the Board and its committees as possible. In fact, in addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend and in practice do attend other committee meetings on a non-voting basis. As set forth in the Corporate Governance Guidelines, directors are expected to attend all meetings of the Company’s shareholders, meetings of the Board, and meetings of the committees on which they sit. Directors are required to attend a minimum of 75% of Board and committee meetings held in a fiscal year, except where the Corporate Governance and Social Responsibility Committee determines that there were extenuating circumstances that prevented the director from meeting this attendance requirement. Board and Board committee meeting dates are set at least two years in advance and are reviewed periodically to optimize director attendance.

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The following table provides the record of attendance by each director at meetings of the Board and its committees during fiscal 2020:

Record of Attendance by Directors for the Fiscal Year Ended January 3, 2021
			Board Committees
Directors	Board of Directors		Audit and Finance		Corporate Governance and Social Responsibility		Compensation and Human Resources		Overall Committee Meeting Attendance		Overall Attendance
	10 Meetings		4 meetings		4 meetings		5 meetings
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
William D. Anderson	10/10	100	—	—	4/4	100	5/5	100	9/9	100	19/19	100
Glenn J. Chamandy(1)	10/10	100	—	—	—	—	—	—	—	—	10/10	100
Donald C. Berg(2)	10/10	100	—	—	—	—	—	—	—	—	—	100
Maryse Bertrand	10/10	100	4/4	100	4/4	100	—	—	9/9	100	19/19	100
Marc Caira	10/10	100	4/4	100	4/4	100	5/5	100	9/9	100	19/19	100
Shirley E. Cunningham	10/10	100	4/4	100	—	—	5/5	100	9/9	100	19/19	100
Russell Goodman	10/10	100	4/4	100	—	—	5/5	100	9/9	100	19/19	100
Charles M. Herington	10/10	100	—	—	4/4	100	5/5	100	9/9	100	19/19	100
Craig A. Leavitt	10/10	100	4/4	100	—	—	5/5	100	9/9	100	19/19	100
Anne Martin-Vachon	10/10	100	—	—	4/4	100	5/5	100	9/9	100	19/19	100
Luc Jobin	10/10	100	4/4	100	—	—	4/5	80	8/9	88.89	18/19	94
(1)As President and Chief Executive Officer of the Company, Glenn J. Chamandy is not a member of any Board committee, although he attends committee meetings as a non-voting participant at the invitation of the committee chairs.
(2)As Chair of the Board, Donald C. Berg is not a member of any Board committee, although he attends all committee meetings on a non-voting basis.
In-Camera Sessions
To maintain independence from management, the independent Board members meet at each quarterly and special Board meeting, without the presence of management and under the chairmanship of the independent Chair of the Board. Ten in-camera sessions were held since the beginning of the Company’s most recently completed fiscal year. Similarly, each committee holds separate sessions without management present under the chairmanship of its committee chair at each quarterly and special committee meeting. The Audit and Finance Committee and the Corporate Governance and Social Responsibility Committee each held four in-camera sessions during fiscal 2020 and the Compensation and Human Resources Committee held five.

Board Performance Assessment
The Corporate Governance and Social Responsibility Committee is responsible for implementing a process to assesses the performance and effectiveness of the Board as a whole, the Board committees, committee chairs and individual directors. Each year, the Committee reviews the evaluation process and looks for opportunities to ensure that it continues to be effective and robust.
For fiscal 2020, questionnaires were distributed to each director for the purpose of evaluating the Board’s responsibilities, functions and operations, as well as the functions and operations of the Board’s committees. Directors were also invited to make suggestions for improving the performance of the Chair of the Board, committee chairs and individual directors. The questionnaire also included several open-ended questions designed to generate more feedback on key areas of focus for the Board during the year.
In that regard, directors were asked to comment on the Board’s effectiveness during fiscal 2020 in overseeing key strategic initiatives, including opportunities and risks, as well as the Company’s operational and strategic performance against its key performance indicators and its response to the impact of the COVID-19 pandemic.
The results of the questionnaires were compiled by the Corporate Secretary on a confidential basis and a thematic report was submitted to the Chairs of the Board and of the Corporate Governance and Social Responsibility Committee. In addition, as a complement to the questionnaire-based process, the Chair of the Board reviewed the results of the

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questionnaires and then met with each director individually to engage in a full and frank two-way discussion on issues raised by the questionnaires as well as any other issues which either may wish to raise. During the meetings, peer to peer feedback was also solicited on a general basis and any feedback was communicated by the Board Chair individually. In advance of the one-on-one meetings, each director submitted to the Board Chair written responses to a series of questions asking them to comment on such areas as their contributions to the Board and specific opportunities for support and development.
The report on the results of the questionnaires, as well as any issues raised during the individual interviews, were presented and discussed at the next regular meeting of the Corporate Governance and Social Responsibility Committee. Based on the outcome of the discussion, the Corporate Governance and Social Responsibility Committee Chair then presented to the Board the Committee’s findings and its recommendations to enhance the performance and effectiveness of the Board and its committees.
In late 2019, the Corporate Governance and Social Responsibility Committee engaged an outside consultant to review recent trends and best practices on board and director evaluations. The Committee discussed the results of the report and decided to adopt further enhancements to its current process, including the use of a third-party facilitator every third year beginning in fiscal 2020 to complement the internal questionnaire-based process and the extension of the process to include select members of the senior management team. Due to the impact of the COVID-19 pandemic, the new process was delayed to fiscal 2021. Accordingly, for fiscal 2021, an external facilitator will conduct individual interviews and will prepare a thematic report on the results of the interviews. For fiscal 2022 and 2023, the Corporate Secretary will manage the questionnaire-based evaluation process, which will concentrate on questions and areas of focus from the previous year’s results, and the Board Chair will conduct one-on-one interviews with each participant. Other than specific peer-to-peer feedback, which will be shared with the individual directors, the results of both the internal and external processes will be shared with the Corporate Governance and Social Responsibility Committee.

Director Selection
Skills and Experience of Directors
The Corporate Governance and Social Responsibility Committee is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting directors. The Committee uses the following skills matrix to assist with reviewing the skills and experience of director candidates as well as the Board as a whole.

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Skill, Experience and Expertise	Description
Risk Management	Experience in enterprise risk management best practices and the oversight of enterprise risk management programs and processes
Corporate Development	Experience in acquisitions, integrations and other corporate development activities
Financial Accounting / Auditing	Experience in financial accounting and reporting, particularly with respect to internal controls, Canadian and US GAAP and/or IFRS
Capital Markets	Experience in corporate finance, financing, capital markets, commodities trading/hedging experience
Strategy	Experience in driving strategic direction and leading the growth of an organization
Human Resources	Experience with and understanding of issues and best practices relating to compensation programs, benefits programs, including short and long-term incentives, succession planning, talent management and management of compensation-related risks
ESG / Health & Safety	Experience in environmental, social and governance (ESG) matters, and workplace health, and safety, environment and social responsibility, including best corporate practices
International	Experience in a multi-national organization providing understanding of the challenges faced in different cultural, political or regulatory environments
Executive Leadership	Senior operating experience in a successful management team, including as a President, Chief Executive Officer, Chief Operating Officer or Chief Financial Officer of a public company or major organization
Government Relations / Public Policy	Experience in a regulated environment which requires an understanding of government relations, public administration, regulation and policy, as well as compliance practices and their oversight
Retail Sales / Distribution	Experience in overseeing proprietary sales forces and direct and third-party distribution channels
Marketing / Advertising	Experience in marketing and advertising, preferably with a mass merchandising background
Cyber Security / Technology	Experience with technology tools and platforms to drive innovation and enhance business continuity, operations, information management, cyber security, data security, cloud computing and social media
Manufacturing / Supply Chain	Knowledge of the textiles, apparel and basic soft goods industry, including experience in manufacturing, merchandising, branding or control issues, and/or experience in supply chain management
Public Board Experience	Experience in serving as an independent director with public companies
Geographic	Experience working in geographic regions that are relevant to the Company’s operations

The skills matrix outlines the desired complement of qualifications, attributes, skills and experience that are important to and necessary for the proper functioning of the Board. The matrix includes industry specific experience and business expertise, such as retail sales and distribution, finance, marketing, manufacturing, supply chain, technology, international business, capital markets, human resources, public board experience, and others. These areas of expertise are intended to dovetail with general qualifications and attributes the Committee seeks in all Board members and candidates, such as high personal and professional ethics and integrity, practical wisdom, senior executive leadership, strategic insight, sound business judgement, a willingness to devote the required amount of time to carry out the duties and responsibilities of Board service, and a willingness to represent the best interests of the Company. The skills matrix is reviewed annually by the Corporate Governance and Social Responsibility Committee to reflect its assessment of the Board’s current needs and the Company’s strategic priorities.

Diversity
The Company is committed to diversity and inclusion at all levels in the workplace and on the Board. This includes a commitment to ensuring there are no systemic barriers or biases in the Company’s policies, procedures and practices. The Company believes that supporting a diverse workplace is a business imperative that helps the Company and its Board attract and retain the brightest and most talented individuals.
As set forth in the Board Diversity Policy, the Board considers diversity at the Board level to be an essential element of Board effectiveness. A diverse Board is one that possesses a balance of skills, experience and expertise and a diversity of perspectives that are relevant and complementary to the Company’s business operations and strategic objectives. While all director appointments are based on merit, the Board expects that when selecting and presenting candidates to the Board for appointment, the Corporate Governance and Social Responsibility Committee

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will consider not only the skills, experience and expertise of a candidate, but also other factors, including gender, age, ethnicity, and other personal characteristics, as well as backgrounds and experiences working in geographic regions that are relevant to the Company's operations. Moreover, the Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with the relevant skills and experience can play in contributing to a diversity of perspectives on the Board. Accordingly, the Board Diversity Policy requires that all director searches include diversity candidates, including in particular female candidates.
Four out of ten (representing 40%) of the director nominees self-identify as a member of one of the “designated groups” as defined in the Employment Equity Act, meaning women, visible minorities, Aboriginal peoples and persons with disabilities. Three director nominees (representing 30%) self-identify as women, and one director nominee (representing 10%) self-identifies as a member of a visible minority group. The Board has not at this time established any specific targets with respect to female representation or representation by the other designated groups. Given the Board’s commitment to diversity, as well as the process in place to select candidates best suited to meet the needs of the Board, the Board does not believe that specific targets are useful to achieve its diversity objectives at this time.
The Board Diversity Policy requires the Corporate Governance and Social Responsibility Committee to review and monitor the implementation of the Policy on an annual basis to ensure its effectiveness and report the results of its review to the Board. Since the Board Diversity Policy was adopted in February 2015, the Corporate Governance and Social Responsibility Committee has noted progress towards achieving the Board’s gender diversity objectives, in particular with the increase in the percentage of female directors from two out of nine in 2015 to three out of ten nominees this year.
A copy of the Board Diversity Policy is available on the Company’s website at www.gildancorp.com.
With respect to executive officer positions, the Company has not set specific targets regarding the representation of women and the other designated groups at this level due to the small size of this group. Currently there are five executive officers, with one (representing 20%) who self-identifies as a member of a visible minority. The Company recognizes that in order to achieve a better, more representative balance of women and other diversity candidates in executive officer positions, it must ensure that the talent pipeline is properly developed. This initiative is one of the many strategic initiatives contained in the Company's Diversity and Inclusion Policy which embodies Gildan's commitment to foster, cultivate and preserve a culture of diversity and inclusion across the organization. Other strategic initiatives include partnering with diversity organizations, conducting inclusive leadership and diversity and inclusion awareness trainings across the organization, and introducing sponsorship programs for high potential and diverse talent.
Nomination of Directors
Once the Corporate Governance and Social Responsibility Committee identifies candidates qualified to become Board members, the Committee recommends to the Board such candidates for election at the next annual meeting of shareholders. Before making a recommendation on a new director candidate, however, the Chair of the Board and the chairs of each of the committees meet with the candidate to discuss the candidate’s interest and ability to devote the time and commitment required to serve on the Board. In certain circumstances, the Committee may also retain an independent recruiting firm to identify director candidates and fix such firm’s fees and other retention terms.
Board Succession Planning and Renewal
The Board recognizes the importance of undergoing a regular process of renewal to help it maximize its effectiveness over the long-term. Accordingly, the Board has adopted a policy whereby a director will not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders after reaching the earlier of the age of 72 or 15 years of service on the Board. The decision to extend a director’s tenure will be reviewed by the Board on an annual basis.
The Board also recognizes that Board and committee chair renewal is important to ensure the overall effectiveness of the Board and its committees.  Accordingly, the policy also provides that the Chair of the Board serves for a term of five years, renewable for up to an additional five years at the discretion of the Board, and committee chairs each serve for a term of five years, renewable for up to an additional two years or longer at the discretion of the Board.
Change in Principal Occupation
When a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board, Gildan’s Corporate Governance Guidelines require such director to offer to resign from the Board in order to allow the Corporate Governance and Social Responsibility Committee to review the impact of the change in the composition of the Board and make a recommendation to the Board on action to be taken, if any.

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Other Directorships
Directors are encouraged to limit the number of other boards on which they serve.
The Corporate Governance and Social Responsibility Committee will consider the following guidelines, among others, in determining whether an existing director or director candidate is able to devote the requisite time and attention to the Company’s affairs:
•Directors should not hold more than four public company directorships, including Gildan;
•Directors who are chief executive officers or other executive officers of public companies should not hold more than two public company directorships, including Gildan;
•Gildan’s President and Chief Executive Officer may not hold more than two public company directorships, including Gildan; and
•Directors may not sit on more than three public company audit committees, including Gildan, without the consent of the Corporate Governance and Social Responsibility Committee and the Board.
Directors are required to advise the Chairs of the Board and the Corporate Governance and Social Responsibility
Committee before accepting an invitation to serve on another board (public, private or not-for-profit) in order to assess whether the director will be able to continue to devote sufficient time to the Company’s affairs. The Corporate Governance and Social Responsibility Committee has the discretion to determine, in certain circumstances, whether a director is able to hold public company directorships that exceed the foregoing guidelines and will report its decision in that regard to the Board.
Furthermore, because of the Audit and Finance Committee’s demanding role and responsibilities, the Chairs of the Board and the Corporate Governance and Social Responsibility Committee must review any invitation to Audit and Finance Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit and Finance Committee simultaneously serves on the audit committee of more than three public companies, including the Company, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on Gildan’s Audit and Finance Committee. The Board then either requires a correction to the situation or makes the required disclosure that such simultaneous service does not impair the director’s ability to serve as a member of the Committee.

Director Orientation and Continuing Education
The oversight function of directors is enhanced when they are well informed about the Company’s business, its industry and its strategic initiatives. The Corporate Governance and Social Responsibility Committee is responsible for developing, monitoring and reviewing Gildan’s director orientation and continuing education programs and ensuring that Board members have access to education and information about the Company on an ongoing basis and as required.
Orientation
For each new director to be effective in their roles they must be knowledgeable about the Company and its business. In order to best bring their skills and experience to the operation of the Board, new directors are provided with an extensive information package on the Company’s business, its strategic and operational business plans, its operating performance, its governance system, its compliance program and its financial position. To complement this information package, new directors also attend one-on-one orientation meetings with the President and Chief Executive Officer as well as the other members of Gildan’s senior executive team to discuss these matters.
The Corporate Governance and Social Responsibility Committee is also responsible for ensuring that new Board members fully understand the role of the Board and its Committees and the contribution that individual directors are expected to make, including, in particular, the personal commitment that the Company expects of its directors. New directors also attend one-on-one meetings with the Board and committee chairs to discuss priorities and expectations for the Board and each committee.

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Continuing Education
In order to assist directors in the continuous advancement of their knowledge of Gildan’s business, senior management makes regular presentations to the Board on the main areas of the Company’s business, financial matters, operations and overall industry. These presentations include highlighting market conditions and trends that may impact the Company’s business and influence its strategy, as well as the key risks and opportunities the Company faces. Directors also attend an annual strategic planning meeting, where they have the opportunity to review and discuss with senior management the Company’s long-term strategic plan.  Directors are invited to provide input into the topics they wish to be covered in the education program, and management schedules presentations to cover such areas, which include presentations by external consultants when appropriate. At the committee level, the chair of each committee ensures that continuing education topics are added to committee agendas from time to time throughout the year. For example, outside advisors provide the Corporate Governance and Social Responsibility Committee and the Compensation and Human Resources Committee with regular updates on developments in corporate governance and executive compensation practices, respectively. Similarly, management presents an overview of key accounting policies and practices to the Audit and Finance Committee at each of its quarterly meetings.
Further, directors are provided with opportunities to visit the Company’s various offices, facilities and operations. With the exception of Luc Jobin, who joined the Board in February 2020 just before the onset of the COVID-19 pandemic and resulting travel restrictions all of the Board members have visited Gildan’s principal manufacturing hub in Honduras, and the majority of the directors have visited one or more of Gildan’s wholesale distribution center in Eden, North Carolina, its yarn-spinning facilities in Salisbury and Mocksville, North Carolina, its retail distribution center in Charleston, South Carolina, and its sales office in Barbados. During these trips, Board members are given the opportunity to interact with local management to gain a better understanding of Gildan’s operations first-hand. Local management makes presentations to the Board members on a range of topics that are relevant to the local operations and Board members are taken on extensive tours of the facilities. All of the directors have visited industry trade shows which provided them with insights on the overall imprintables industry as well as on Gildan’s key customers and competitors.
The Corporate Governance and Social Responsibility Committee also reviews information on available external educational opportunities and ensures that directors are aware of such opportunities. In order to encourage directors to attend external education sessions, the Company reimburses each director up to a pre-determined amount each year to cover expenses associated with attendance at such sessions.
Finally, Board members have full access to the Company’s senior management and employees. The Board encourages management to address the Board in those instances where a manager’s expertise and assistance can enhance the Board’s understanding of a particular issue under its consideration. Interactions with management are also facilitated by periodically inviting members of the management team to attend Board dinner sessions, which are scheduled during the evenings of the Board’s regularly-scheduled meetings.
Some of the continuing education presentations provided to the Board and its committees since the beginning of 2020 are set out below:

Educational Event	Date	Attendees
Presentation by an external service provider on ESG reporting, including an overview of the current landscape in ESG reporting standards, market trends shaping the future of ESG reporting, peer benchmarking, and best practices	February 18, 2020	All directors
Overview of Gildan's accounting policy regarding restructuring and acquisition-related costs given by the Finance team	February 18, 2020	All directors

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Educational Event	Date	Attendees
Participation in a two-day National Association of Corporate Directors (NACD) Master Class session with presentations on the following topics:
–Digital Transformation – Business model strategy, competitive dynamics, investment strategy, and emerging technologies in the digital transformation
–Economic Outlook – Key forces shaping the economy for 2020 and beyond and what trends directors need to watch to provide effective oversight of the enterprise
–Board Oversight of Atypical Risk – Navigating and mitigating disruptive risks
–The Board’s role in ESG and Sustainability – The evolving role of the board in this age of heightened accountability and risk
–Economics of Cybersecurity – Best practices in cybersecurity and the board’s role in effective data oversight
–CEO Succession planning - Designing and implementing an effective CEO succession process
–Board Dynamics Exercise – Learn how to mitigate tension in the boardroom to avoid the risk of stagnation and restore positive and productive interaction

	March 5-6, 2020	Donald C. Berg Maryse Bertrand Shirley E. Cunningham
Participation in a Diligent Insights continuing education session – Measuring Stakeholder Capitalism – ESG Metrics and the Board’s Role	June 16, 2020	Maryse Bertrand
Participation in a Chief Executive Group event called the CEO Rising Summit	June 16, 2020	Charles Herington
Presentation given by the Marketing team on the role of marketing in the imprintables channel, including an overview of the key factors that drive purchasing decisions in the channel	July 28, 2020	All directors
Presentation given by the Manufacturing team on the medical apparel sector (and the personal protective market in particular) in light of increased demand due to COVID-19	July 28, 2020	All directors
Overview of Gildan’s accounting policy for inventory costing, including the accounting for period costs	July 28, 2020	All directors
Participation in an Agenda Continuing Education Program – Succession Planning for Lead Directors and Board Chairs	November 13, 2020	Maryse Bertrand
Participation in PwC Governance Insights Center Hot topics that audit committee members are likely to focus on as they prepare for year-end committee meetings (including valuations and impairments, LIBOR, SEC reminders, and ESG reporting)
	December 10, 2020	Charles Herington
Retention of Independent Advisor
In performing their responsibilities, the Board or any committee of the Board has discretion, subject to advising the Chair of the Board, to engage an outside advisor for advice and assistance at the Company’s expense. Any individual director may also, subject to the approval of the Chair of the Board, retain an outside advisor at the Company’s expense.
Director Compensation
The compensation of directors is determined by the Board based on the reviews and recommendations of its Corporate Governance and Social Responsibility Committee. In accordance with its mandate, the Corporate Governance and Social Responsibility Committee reviews regularly and makes recommendations to the Board on the adequacy and form of the compensation for Outside Directors, taking into account the responsibilities and risks involved and the importance of not compromising directors’ independence. The Committee also reviews regularly and makes recommendations to the Board on the amount and form of compensation for the Chair of the Board and the committee chairs. The Corporate Governance and Social Responsibility Committee may retain any independent firm to advise on directors’ compensation and fix such firm’s fees and other retention terms.
As a matter of practice, every second year the Committee retains an independent consultant to benchmark the compensation for Outside Directors against market compensation data gathered form the same Proxy Reference Group used to benchmark executive compensation. Based on the results of the benchmarking studies, the Committee then recommends to the Board any adjustments to the Outside Directors’ compensation that may be necessary or appropriate to achieve the objectives of the Company’s director compensation program. Such benchmark studies were conducted in both fiscal 2017 and 2019 (with a further update in 2020). See the section entitled “Compensation of Directors”.

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Audit Committee Disclosure
The CSA Audit Committee Rules require issuers to include the mandate of their audit committees and disclose information with respect to the composition, education and experience of the members of their audit committee, as well as fees paid to external auditors in the annual information form. For more information regarding Gildan’s Audit and Finance Committee, please refer to the Section entitled “Audit Committee Disclosure” of the Annual Information Form of the Company dated February 26, 2021 available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Company.

Risk Management
Effective risk oversight is an important priority for the Board. The Board has implemented a risk governance framework to:
•understand critical risks in the Company’s business and strategy;
•allocate responsibilities for risk oversight among the full Board and its Committees;
•oversee the systems in place to identify and manage business risks and opportunities; and
•foster an appropriate culture of risk awareness.
The Board implements its risk oversight function both as a whole and through its committees. The Board oversees both the processes in place to identify business risks and opportunities and the implementation of processes to manage such risks and opportunities. The Audit and Finance Committee oversees the management of financial risk stemming from fluctuations in foreign currency, interest rates and equity and commodity prices, as well as risks related to the Company’s financial statements, the financial reporting process and accounting matters.
The Compensation and Human Resources Committee oversees risk identification and management in relation to compensation policies and the risks associated with each component of the executive officers’ global compensation. The Committee also oversees the management of risks related to employee health and safety at the Company’s operations worldwide.
Finally, the Corporate Governance and Social Responsibility Committee monitors compliance with the Company’s policies and practices relating to business ethics, bribery and corruption, corporate social responsibility, environmental compliance, security and product safety.
While the Board oversees risk management, it is Gildan’s management that is charged with managing risk. Management has implemented a formal enterprise risk management (“ERM”) program that is designed to identify and manage the Company’s key risks on an ongoing basis. The Board receives quarterly updates from management on the key risks for each of the Company’s principal business units and, once a year, management presents an update to the Board on the ERM program in connection with its review of the Company’s long-term strategic plan. In 2020, due to the impact of the COVID-19 pandemic, the annual ERM update included a specific report on the steps taken by the risk management and operating teams to respond to the COVID-19 pandemic, including the creation of a task force to monitor risks and mitigation strategies, the development and roll-out of standardized biosecurity measures to protect the health and safety of employees, the refinement of business continuity plans for manufacturing and distribution to effectively respond to pandemic disruption, and the creation of a COVID-19 risk registry and key risk indicators.
Management has also created a Compliance Steering Committee, chaired by the President and Chief Executive Officer, which is responsible for monitoring the Company’s compliance with applicable laws and regulations as well as with its policies, procedures and programs across the organization. The Compliance Steering Committee provides the Corporate Governance and Social Responsibility Committee with quarterly reports on the Company’s ethics and compliance activities and programs, including any compliance risks or issues that are identified by the Compliance Steering Committee or brought to its attention through the Company’s whistleblowing procedures.
Finally, the Financial Risk Management Committee, which is co-chaired by the President and Chief Executive Officer and the Executive Vice-President, Chief Financial and Administrative Officer, is responsible for overseeing the implementation of policies, procedures and strategies to manage the Company’s financial risks. The Financial Risk Management Committee provides a quarterly report to the Audit and Finance Committee on the Company’s financial risk exposure to foreign currency, interest rate and commodity price fluctuations, its liquidity and cash positions and its hedging strategy.
For a detailed description of the material risks applicable to Gildan, see the section entitled “Risks and Uncertainties” in the Company’s Management’s Discussion and Analysis dated February 26, 2021.

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CEO and Executive Succession Planning
The Board of Directors, directly and through the Compensation and Human Resources Committee, is responsible for overseeing the existence of appropriate mechanisms regarding succession planning for the President and Chief Executive Officer and the other key management positions. The Board formally addresses succession planning at least once a year during a private session with the President and Chief Executive Officer. At the meeting, the President and Chief Executive Officer presents to the Board his succession plan, as well as the succession plans of each of the executive officers. The Board assesses whether there is a readiness to fill potential vacancies with qualified people by discussing the qualifications required for the key positions, the competencies and development considerations for each potential successor candidate, and the performance of individual executives in their current roles.

Strategic Planning
The Board oversees the planning, progress against, and achievement of the Company’s strategic objectives. Each year the Board holds a special meeting to review and discuss with management the Company’s annual and long-term strategic plans. These discussions include reviewing and analyzing the main risks facing the business, overall industry trends and developments, and important strategic opportunities. Time is also set aside at each regular quarterly Board meeting to discuss strategy with management and to monitor progress against the strategic plan. The Board measures success and fulfillment of Gildan’s strategic plan by assessing the Company’s performance results against the annual objectives set each year by the President and Chief Executive Officer and approved by the Board.

Shareholder Engagement
The Board recognizes the importance of engaging in constructive communications with the Company’s shareholders and values their input and insights. The Board welcomes interaction with shareholders and believes that it is important to have direct regular engagement with them. To facilitate this engagement, the Board has adopted a Shareholder Engagement Policy, which outlines how the Board may communicate with shareholders, how shareholders may communicate with the Board, and which topics are appropriate for the Board to address.
As outlined in the Policy, the Board encourages shareholders to attend the Company’s annual shareholder meetings, as they provide valuable opportunities to discuss the Company, its corporate governance and other important matters. Between annual meetings, the Board supports a transparent process for shareholders to initiate communications with and provide feedback to the Board (care of the Corporate Secretary) either (i) by mail in an envelope marked “confidential” addressed to the Gildan Board of Directors, Gildan Activewear Inc., 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, H3A 3J2, Canada, or (ii) by e-mail at corporate.governance@gildan.com.
The Policy also states that shareholders may ask to meet with the Chair of the Board, the chair of any Board committee or an individual director to discuss governance-related topics for which the Board is directly responsible. The Chair of the Board will consider such meeting request in consultation with the Chair of the Corporate Governance and Social Responsibility Committee and the Corporate Secretary. The Board reserves the right to decline requests for meetings for any reason it deems appropriate, including where the proposed topics for the meeting are not related to corporate governance matters and are better handled by management.
Finally, the Policy provides that the Board Chair will from time to time proactively meet with the Company’s key institutional investors to promote direct and open dialogue on corporate governance and other important matters. In that regard, the Board Chair, in collaboration with the Chair of the Corporate Governance and Social Responsibility Committee, developed an engagement plan for 2020 and during the course of the year met with four of Gildan’s key institutional shareholders. Reports on the meetings were presented to the Corporate Governance and Social Responsibility Committee. More engagement meetings are planned for fiscal 2021.
A copy of the Shareholder Engagement Policy is available on the Company’s website at www.gildancorp.com.

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NORMAL COURSE ISSUER BID
On February 20, 2020, the Company announced a normal course issuer bid (“NCIB”) to purchase for cancellation a maximum of 9,939,154 Common Shares, representing approximately 5% of the Company’s then issued and outstanding Common Shares. The Company was authorized to make purchases under the NCIB during the period from February 27, 2020 to February 26, 2021 in accordance with the requirements of the TSX. During the first quarter of fiscal 2020, the Company repurchased for cancellation a total of 843,038 common shares under its NCIB programs for a total cost of $23.2 million. Given the severity of the COVID-19 crisis and the uncertain economic outlook, in March 2020 the Company suspended share repurchases under its NCIB.

OTHER INFORMATION
Indebtedness of Directors and Executive Officers
As at March 9, 2021, no amount was owed to the Company by any of the current or former directors and executive officers of the Company, exclusive of travel advances as permitted by applicable securities laws. No security was provided to the Company, any of its subsidiaries or another entity, as a counterpart for any indebtedness and no indebtedness was forgiven during fiscal 2020.
Additional Information
The Company is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management information circulars with the various securities regulatory authorities in such provinces. The Company also files an annual information form with such securities regulatory authorities. Copies of the Company’s latest annual information form, latest audited financial statements, interim financial statements and management’s discussion and analysis (“MD&A”) filed since the date of the latest audited financial statements, and latest management information circular may be obtained on request from the Corporate Secretary of the Company at Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec H3A 3J2 or at www.sedar.com, www.sec.gov or on Gildan’s website at www.gildan.com. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed fiscal year. The Company may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Company.
Shareholder Proposals for 2021 Annual Meeting
Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting propose to raise at the said meeting must be received by the Company at the latest on December 31, 2021.
Approval of Management Information Circular
The contents and the sending of this Circular have been approved by the Board of Directors.
Dated at Montréal, Québec, Canada, March 9, 2021.

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SCHEDULE “A”
MANDATE OF THE BOARD OF DIRECTORS
The Board of Directors (the “Board”) is responsible for the supervision of the management of the Corporation’s business and affairs, with a view to its long-term interests.
Many of the Board’s responsibilities have been delegated to its three standing committees: the Audit and Finance Committee, the Compensation and Human Resources Committee and the Corporate Governance and Social Responsibility Committee. These delegated responsibilities are set forth in each committee’s mandate. However, such mandates and delegation of responsibilities do not relieve the Board of its overall responsibilities.
Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.
In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Corporation.
Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board discussions and decisions.
The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws.
1.Membership and Quorum
The Board is composed of a minimum of 5 and a maximum of 12 members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.
The quorum at any meeting of the Board is a majority of directors in office.
2.    Frequency of Meetings
•at least four times a year and as necessary.
3.    Mandate
The responsibilities of the Board include the following:
(a)With respect to strategic planning and risk management
(1)advising management on strategic issues;
(2)approving the Corporation’s long-term strategic plan, taking into account, amongst other matters, business opportunities and risks, and monitoring the effectiveness of the strategic planning process;
(3)approving the Corporation’s annual business plan and its annual operating and capital budgets, including capital allocations, financing arrangements, expenditures and transactions which exceed threshold amounts set by the Board;
(4)monitoring the Corporation’s performance against the long-term strategic and annual plans as well as against the annual operating and capital budgets;
(5)overseeing the systems in place to identify business risk and opportunities and overseeing the implementation of processes to manage these risks and opportunities.
(6)approving the issuance of securities and transactions not in the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;
(7)approving dividend policies and, if applicable, declaring dividends.

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(b)With respect to human resources, executive compensation and performance assessment
(1)appointing the Chief Executive Officer (“CEO”) and approving the appointment of other executive officers of the Corporation;
(2)approving the CEO’s annual objectives and reviewing progress against those objectives;
(3)monitoring and assessing the performance of the CEO and of the other executive officers of the Corporation and approving their short and long-term compensation, taking into consideration Board expectations and fixed objectives;
(4)overseeing measures to tie an appropriate portion of the CEO’s and the other executive officers’ compensation to both the short and longer-term performance of the Corporation, taking into account advantages and risks associated with different compensation methods;
(5)overseeing the processes for the recruitment, training, development and retention of senior management who exhibit high standards of integrity as well as competence;
(6)monitoring the management succession planning process, including succession planning for the CEO and other executive officers.
(c)With respect to financial matters and internal controls
(1)monitoring the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control over financial reporting;
(2)overseeing the external auditors’ independence, qualifications and performance;
(3)reviewing and approving the general content of, and the Audit and Finance Committee’s report on the annual and interim consolidated financial statements, annual information forms, annual reports, management information circulars, management’s discussion and analysis, prospectuses, registration statements, offering memoranda, Forms 6‑K (including Supplemental Disclosure), Forms 40‑F, and earnings press releases before their public disclosure or filing with regulatory authorities in Canada or the U.S.;
(4)overseeing the performance of the Corporation’s internal audit functions;
(5)monitoring the Corporation’s compliance with applicable legal and regulatory requirements;
(6)reviewing the Corporation’s Disclosure Policy on a regular basis and monitoring the Corporation’s communications with analysts, investors, the media and the public.
(d)With respect to ethics and corporate governance matters
(1)setting an ethical tone for the Corporation;
(2)taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation;
(3)monitoring and reviewing, on a regular basis, the Corporation’s approach to corporate governance as well as its corporate governance principles and practices, including the identification of decisions requiring approval of the Board;
(4)reviewing the Shareholder Engagement Policy and the public disclosure thereof;
(5)adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics (the “Code”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance with the Code and the Policies, approving any waiver from compliance with the Code or the Policies for directors and officers and the appropriate disclosure of any such waiver, and approving amendments to the Code and Policies;
(6)overseeing the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;
(7)adopting and reviewing orientation and continuing education programs for directors;

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(8)monitoring the Board, Board Chair and committee chair succession planning process;
(9)monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members;
(10)approving the list of Board nominees for election by shareholders.
(e)With respect to environmental and social responsibility practices
•monitoring and reviewing, as appropriate, the Corporation’s environmental and social responsibility practices.
4.    Method of Operation
(1)meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held every year to review the Corporation’s long-term strategic plan;
(2)the Chair of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;
(3)independent directors meet without management and other non-independent directors present, under the oversight of the Chair of the Board, at each regularly-scheduled and special meeting of the Board;
(4)in addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend other committee meetings;
(5)the Board evaluates the adequacy of its mandate on an annual basis;
(6)the Corporate Governance and Social Responsibility Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.
* * * * * * *

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SCHEDULE “B”
LONG-TERM INCENTIVES
LTI Plan
The LTI Plan was first adopted in 1998 for the grant of Options and was subsequently amended to, among others, allow the Board of Directors to grant Treasury RSUs and Non-Treasury RSUs to senior executives and key employees of the Company and its subsidiaries (“LTIP participants”) in order to encourage them to work toward, and participate in, the growth and development of the Company and to assist the Company in attracting, retaining and motivating its senior executives and key employees. The LTI Plan is administered by the Board of Directors, which has delegated responsibilities to the Compensation and Human Resources Committee.
A total of 12,000,632 Common Shares have been reserved for issuance pursuant to the exercise of Options and the vesting of Treasury RSUs granted pursuant to the LTI Plan (the “Total Reserve”). Should further Common Shares become available under the LTI Plan as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of Options or the vesting of Treasury RSUs, the whole without increasing the Total Reserve. As at March 9, 2021, the Total Reserve represents 6.05% of the issued and outstanding Common Shares of the Company. Of the Total Reserve, 117,606 Common Shares remain available for grants of Options and Treasury RSUs as at March 9, 2021 representing 0.06% of the issued and outstanding Common Shares of the Company.
Options
Options entitle the holder thereof to subscribe for Common Shares on the terms set forth in the LTI Plan. The exercise price payable for each Common Share covered by an Option is determined by the Board of Directors at the date of the grant, but may not be less than the higher of the closing prices of the Common Shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the Board of Directors, which may not be longer than ten years from the date of the grant, unless the expiry date falls within a blackout period (a period self-imposed by the Company during which directors, officers and certain employees cannot trade the securities of the Company) or within ten days after the end of such blackout period, in which case the period for exercising Options is extended for a maximum of ten business days. As at March 9, 2021, an aggregate of 3,519,127 Options are outstanding, representing 1.77% of the issued and outstanding Common Shares of the Company.
Treasury RSUs
Treasury RSUs represent the right of an individual to whom a grant of such units is made to receive Common Shares on the vesting date. At the end of the vesting period, which is a maximum of ten years, the Common Shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the Total Reserve. The Board of Directors has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the Total Reserve grants of Treasury RSUs without any minimum vesting periods, if any. As at March 9, 2021, an aggregate of 17,818 Treasury RSUs are outstanding, representing 0.01% of the issued and outstanding Common Shares of the Company.
Non-Treasury RSUs
Non-Treasury RSUs have the same features as Treasury RSUs, except that (i) their vesting period is a maximum of three years and (ii) at the end of the vesting period, the Company will direct a third party broker to deliver to the Non-Treasury RSU holder the number of Common Shares represented by such vested award purchased on the secondary market and/or pay to the Non-Treasury RSU holder an amount in cash in lieu of Common Shares calculated using the average of the closing prices of the Common Shares on the TSX for the five trading days immediately preceding the vesting date. No Common Shares are issued from treasury under such awards and they are therefore non-dilutive. As at March 9, 2021, an aggregate of 1,374,227 Non-Treasury RSUs are outstanding.

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Other LTI Plan Features
The LTI Plan provides that (i) the number of Common Shares issuable pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Company’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the Common Shares issued and outstanding, in the case of Common Shares issuable to insiders of the Company or 20% of the Total Reserve in the case of Common Shares issued to any one person, and (ii) the number of Common Shares issued pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Company’s other share compensation plans and arrangements, may not, in any one year period, exceed 10% of the Common Shares issued and outstanding, in the case of Common Shares issued to insiders of the Company or 20% of the Total Reserve in the case of Common Shares issued to any one person.
The terms of the LTI Plan also provide that, unless otherwise determined by the Board of Directors, Options, Treasury and Non-Treasury RSUs granted pursuant to the LTI Plan will vest or expire early as follows:

Treasury and Non-Treasury RSUs
Reason for Termination	Options	Performance Award(2)	Time-Based Award
Dismissal for Cause	All outstanding Options expire immediately.	All outstanding awards expire immediately.	All outstanding awards expire immediately.
Resignation	Options exercisable at the date of resignation may be exercised within a period of 60 days thereafter.	All outstanding awards expire immediately.	All outstanding awards expire immediately.
Dismissal Without Cause	Options exercisable at the date of dismissal may be exercised within a period of 60 days thereafter.
The holder will be entitled to receive a number of Common Shares(1) calculated by multiplying the number of RSUs pro-rated according to the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period, by the performance vesting percentage determined as at the date of termination.

The holder will be entitled to receive a number of Common Shares(1) pro-rated according to the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period.

Death	All outstanding Options become exercisable at the date of death and may be exercised within a period of 12 months thereafter.
All outstanding awards vest immediately in full and the holder will be entitled to receive a number of Common Shares(1) calculated by applying the performance vesting percentage, determined as at the date of death.
All outstanding awards vest immediately in full.
Permanent Disability	All outstanding Options become exercisable at the date of termination and may be exercised within a period of 12 months thereafter.
All outstanding awards vest immediately in full and the holder will be entitled to receive a number of Common Shares(1) calculated by applying the performance vesting percentage, determined as at the date of termination.
All outstanding awards vest immediately in full.
Retirement, as defined in the Retirement Policy (3)
(i) Options granted not less than six (6) months prior to the date of retirement shall continue to vest according to their applicable option agreement and may be exercisable until their expiry date; and
(ii) Options granted less than six (6) months prior to the date of retirement shall expire immediately.

Awards granted not less than six (6) months prior to the date of retirement shall continue to vest according to their applicable award agreement.  The holder of an award granted less than six (6) months prior to the date of retirement will be entitled to receive a number of Common Shares(1) calculated by multiplying the number of RSUs pro-rated according to the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period, by the performance vesting percentage, determined at the end of the original vesting period.

Awards granted not less than six (6) months prior to the date of retirement shall continue to vest according to their applicable award agreement. The holder of an award granted less than six (6) months prior to the date of retirement will be entitled to receive a number of Common Shares(1) pro-rated according to the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period.

Early retirement as defined in the Retirement Policy (3)	Options exercisable at the date of early retirement may be exercised until the expiry date of such Options
The holder will be entitled to receive a number of Common Shares(1) calculated by multiplying the number of RSUs pro-rated according to the number of days elapsed between the date of grant and the date of early retirement on the duration of the original vesting period, by the performance vesting percentage, determined at the end of the original vesting period.

The holder will be entitled to receive a number of Common Shares(1) pro-rated according to the number of days elapsed between the date of grant and the date of early retirement on the duration of the original vesting period.

(1)Or, in the case of Non-Treasury RSUs, at the Company’s option, the cash equivalent.
(2)Performance Awards will expire on the vesting date if the performance objectives set forth in the applicable award agreement have not been attained.
(3)LTIP participants are eligible for retirement when they reach a minimum age of 55 years, cumulate at least five years of service, and their age plus their number of years of service equals at least 70.  LTIP participants are eligible for early retirement when they reach age of 55 years and five years of service. In both cases, LTIP participants must sign a non-compete and non-solicitation agreement with the Company in order to be eligible for the extended vesting conditions. If an LTIP participant does not meet the criteria for retirement or early retirement, a voluntary departure from his or her employment will be treated as a resignation under the LTI Plan.

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In addition, upon the occurrence of a transaction that would result in a change of control, as defined in the LTI Plan, no outstanding Options, Treasury RSUs and Non-Treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of control, unless otherwise determined by the Board of Directors prior to or concurrently with the occurrence thereof. In addition, unless otherwise determined by the Board, the performance vesting percentage applicable to RSUs that are subject to performance vesting conditions will be determined as at the date of the change of control. The LTI Plan further provides that Options, Treasury RSUs and Non-Treasury RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability.
The Board of Directors may also, at any time, amend, suspend or terminate the LTI Plan, or any Option, Treasury RSU or Non-Treasury RSU granted thereunder, provided that no such amendment, suspension or termination may be made without regulatory approval, if required, and/or without the consent of the holders of such awards where such amendment, suspension or termination would alter or impair their rights.
The LTI Plan further provides that the Board of Directors may amend the LTI Plan, Options and RSU awards, in certain circumstances, provided that no amendment may (i) be made without obtaining any required regulatory or shareholder approvals or (ii) adversely affect the rights of any holder of Options or RSUs at the time of such amendment without the consent of such holder of Options or RSUs. The LTI Plan allows the Board of Directors to make the following amendments without shareholder approval:
(a)an amendment to accelerate the time of exercise of outstanding Options or the time of vesting of an RSU award;
(b)an amendment to postpone the expiry date of an Option or the vesting date of an RSU award, provided that no Option or RSU award may be extended beyond its original expiry date;
(c)any changes or corrections to the LTI Plan which, in the opinion of the Board of Directors, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements; and
(d)suspending or terminating the LTI Plan.
Shareholder approval is required for certain other amendments, such as:
(a)an amendment to increase the maximum number of Common Shares for which Options or Treasury RSUs may be granted under the LTI Plan;
(b)an amendment to reduce the exercise price with respect to an Option or cancel and reissue Options to the same participant;
(c)an amendment to extend the term of Options or RSU awards granted under the LTI Plan beyond their original expiry date;
(d)a change to the class of persons eligible for grants of Options or RSUs under the LTI Plan; and
(e)an amendment to the LTI Plan to allow Options or RSUs to become transferable or assignable other than what is already allowed under the LTI Plan.
Finally, in furtherance of applicable tax legislation that requires employers to make withholdings in respect of certain cash and non-cash benefits, such as employee stock options and restricted share units, the LTIP provides the Company with the authority to take all steps deemed necessary to ensure that it complies with its withholding obligations at the time an LTIP participant exercises Options or receives cash and/or Common Shares further to the vesting of RSUs.
SARs Plan
The SARs Plan was adopted by the Board of Directors at the end of fiscal 2020 to, amongst others, allow the Board to grant non-dilutive SARs to senior executives and key employees (“SARs Participants”) in order to encourage them to work toward, and participate in, the growth and development of the Company, to provide them with an additional incentive and reward, and to assist the Company in attracting, retaining and motivating its senior executives and key employees. The SARs Plan is administered by the Board of Directors, which has delegated responsibilities to the Compensation and Human Resources Committee.

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SARs granted under the SARs Plan will only have value if there is an appreciation in the price of the Common Shares over the vesting period. At the vesting date, the SARs will be settled, at the Company’s option, in cash or in Common Shares purchased on the open market.
During fiscal 2020, SARs were used solely for a one-time award of 824,406 premium-priced SARs granted to the President and Chief Executive Officer, as described in the section entitled “One-Time Special Performance-Based Award to the President and CEO”.
A SAR is an award entitling the recipient to receive on the vesting date, subject to the terms and conditions of the applicable SAR Agreement, including vesting conditions and performance criteria, if any, an amount in cash or in Common Shares having a value equal to the excess of the market price of the Common Shares on the vesting date over the grant price of the SAR (the “SAR Price”) multiplied by the number of SARs that shall have vested on such vesting date (the “Aggregate Excess Value”). The market price of the Common Shares for the purposes of the SARs Plan means, on any given date, the volume weighted average trading price of the Common Shares on the TSX for the five trading days up to and including such date.
The Board of Directors may, from time to time by resolution, in its sole discretion, (i) designate the SARs Participants who will receive SARs under the SARs Plan, (ii) fix the number of SARs to be granted to each such SARs Participant and their grant date, and (iii) determine all other terms and conditions of each grant of SARs, including the SAR Price, the vesting conditions and performance criteria, if any, and the vesting date. SARs shall be evidenced by a SAR Agreement in such form not inconsistent with the SARs Plan as the Board may from time to time determine.
The SAR Price will be fixed by the Board of Directors when such SAR is granted but in no case will the SAR Price be less than the higher of the closing price of the Common Shares on the TSX and the NYSE (expressed in a single currency based on the conversion rate) on the grant date. The vesting date of a SAR will be determined by the Board at the time of grant, limited however to a maximum term of three years from the grant date, and will be subject to early vesting and expiry, as described further below.
Unless a SAR has not vested and has expired, as soon as practicable after the vesting of the SARs Participant’s rights to the SAR on the applicable vesting date (but not later than 30 days following the applicable vesting date), the Company will (i) pay to the SARs Participant an amount in cash equal to the Aggregate Excess Value of such vested SAR, or (ii) purchase, or direct a third party broker to purchase, on the secondary market, for delivery to the SARs Participant a number of Common Shares having a value equal to the Aggregate Excess Value of such vested SAR. Whether a SAR is settled in cash or in Common Shares (or any combination thereof) shall be at the entire discretion of the Company. The Company may not issue Common Shares from treasury under the SARs Plan. SARs granted under the SARs Plan will not be accounted for in the number of Common Shares reserved for issuance pursuant to the exercise of Options and the vesting of Treasury RSUs granted pursuant to the Company’s LTI Plan.

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The terms of the SARs Plan also provide that, unless otherwise determined by the Board of Directors, SARs granted pursuant to the SARs Plan will vest early or expire early as follows:

Reason for Termination	SARs Early Vesting or Expiration
Resignation or Termination for Cause	All outstanding SARs shall expire on the date of termination of employment.
Dismissal Without Cause
The holder shall be entitled to receive at the Company’s option, cash in an amount equal to the pro rata value of the early vested SARS, or a number of Common Shares having a value equal to the pro rata value of such SARs. The pro rata value of the early vested SARs is calculated by multiplying the number of SARs pro-rated according to the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period, by the positive difference between the market price of the Common Shares at the date of dismissal and the SAR Price.

Retirement, as defined in the Retirement Policy(1)
SARs granted not less than six (6) months prior to the date of retirement shall continue to vest according to their applicable SAR Agreement. The holder of SARs granted less than six (6) months prior to the date of retirement shall be entitled to receive at the Company’s option, cash in an amount equal to the pro rata value of such SARS, or a number of Common Shares having a value equal to the pro rata value of such SARs. The pro rata value of the early vested SARs is calculated by multiplying the number of SARs pro-rated according to the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period, by the positive difference between the market price of the Common Shares at the date of retirement and the SAR Price.

Early Retirement, as defined in the Retirement Policy(1)
The holder shall be entitled to receive at the Company’s option, cash in an amount equal to the pro rata value of the early vested SARS, or a number of Common Shares having a value equal to the pro rata value of such SARs. The pro rata value of the early vested SARs is calculated by multiplying the number of SARs pro-rated according to the number of days elapsed between the date of grant and the date of early retirement on the duration of the original vesting period, by the positive difference between the market price of the Common Shares at the date of early retirement and the SAR Price.

Death or permanent disability	All outstanding SARs shall vest in full immediately on the date of death or permanent disability.
(1)SARs Participants are eligible for retirement when they reach a minimum age of 55 years, cumulate at least five years of service, and their age plus their number of years of service equals at least 70. SARs Participants are eligible for early retirement when they reach the age of 55 years and five years of service. In both cases, SARs Participants must sign a non-compete and non-solicitation agreement with the Company in order to be eligible for the extended vesting conditions. If a SARs Participant does not meet the criteria for retirement or early retirement, a voluntary departure from his or her employment will be treated as a resignation under the SARs Plan.
SARs that are subject to performance criteria or other vesting conditions will expire at the end of the applicable performance period or vesting period provided in the SARs Plan and the applicable SAR Agreement if such performance criteria or vesting conditions are not met. In addition, the portion of any SARs that do not vest pro rata as described above will expire on the date of termination of employment.
In addition, upon the occurrence of an event that would result in a change of control, as defined in the SARs Plan, the Board of Directors will have the authority, in its sole discretion, prior to or concurrently with the change of control, to modify the terms of the SARs Plan and/or the SARs, including, without limitation, to cause the vesting of the SARs.
Furthermore, the Board of Directors may also, at any time, suspend or terminate the SARs plan, or from time to time amend or revise the terms of the SARs Plan or any SAR without the consent of the SARs Participants, provided that such suspension, termination, amendment or revision would:
(a)not adversely alter or impair the rights of any SARs Participant, without the consent of such SARs Participant except as permitted by the provisions of the SARs Plan;
(b)be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Company, the TSX and the NYSE, if applicable, or any other regulatory body having authority over the Company; and
(c)be subject to shareholder approval, where required by law or the requirements of the TSX and the NYSE, if applicable, provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Company, make the following amendments to the SARs Plan:
(1)any amendment to the vesting conditions or performance criteria of any outstanding SAR, if applicable, or the assignability provisions of a SAR;

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(2)any amendment to the vesting date of a SAR;
(3)any amendment regarding the effect of termination of a SARs Participant’s employment;
(4)any amendment to the definition of an SARs Participant under the Plan;
(5)any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE or any other regulatory body;
(6)any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan; and
(7)any amendment regarding the administration of the Plan.
Finally, in furtherance of applicable tax legislation that requires employers to make withholdings in respect of certain cash and non-cash benefits, the SARs Plan provides the Company with the authority to take all steps deemed necessary to ensure that it complies with its withholding obligations in connection with the SARs Plan, any grant of SARs and/or any payment of cash or delivery of Common Shares further to the vesting of the SARs.

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SCHEDULE "C"
SCHEDULE “C”
ADVISORY VOTE ON EXECUTIVE COMPENSATION
RESOLVED:
THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular dated March 9, 2021 delivered in advance of the annual meeting of shareholders of the Company on Thursday, May 6, 2021.

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